Form 10-K, Exhibit 13
period 1997-06-30
BUCKEYE CELLULOSE CORP
filed 1997-09-26
CIK 899597

================================================================================

                                     [LOGO]
                                    BUCKEYE


                               1997 annual report

================================================================================

================================================================================


                                     [LOGO]
                                    BUCKEYE


          On the cover of this report, Buckeye introduces its new logo.
           This fresh look conveys the bold, dynamic, and innovative
                     spirit of the Company and its people.


            Buckeye is a technology-driven company. Its future lies
           in anticipating customer needs and applying its technology to deliver creative solutions.


           Buckeye's new logo symbolizes the straightforward approach of an experienced company, moving confidently to expand
                            its worldwide business.


=====================================[LOGO]=====================================

                               [PICTURE OF GLOBE]


                                   we intend
                               to be the world's
                             preeminent supplier of
                            specialty cellulose and
                               absorbent products
                                    table of
                                  -----------------
                                        contents


Financial Highlights ......................................................    1
Letter to Shareholders ....................................................    2
Business Review ...........................................................    4
Financial Review ..........................................................   12
Consolidated Financial Reports ............................................   15
Directors & Officers ......................................................   31
Shareholder Information ...................................................   32


--------------------------------------------------------------------------------


                              financial highlights


 fiscal year ended June 30,               1997       1996       1995       1994
 (in millions, except per share amounts)
--------------------------------------------------------------------------------
 Net Sales                                $559       $471       $409       $372
 Net Earnings                             $ 53       $ 43       $ 22       $ 13
 Earnings Per Share*                     $2.79      $2.04         --         --



--------------------------------------------------------------------------------

 [THE FOLLOWING TABLES WERE REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIAL.]

'94   $372                        '94   $13
'95   $409                        '95   $22
'96   $471                        '96   $43                     '96   $2.04
'97   $559                        '97   $53                     '97   $2.79

 Net Sales                       Net Earnings                Earnings Per Share*
In Millions                      In Millions



                   *Earnings per share for years prior to the initial public offering are not relevant.

letter to
         shareholders

We closed our letter in last year's annual report with a statement that Buckeye was poised to accelerate its growth. Results for fiscal 1997 demonstrate that this acceleration is well underway. Compared to the prior year:

               o    net sales were up 19%
               o    net earnings were up 24%
               o    earnings per share were up 37%

While delivering these financial results, we successfully combined the Temming and Alpha acquisitions with our existing specialty cellulose business and entered the air-laid nonwovens business with our acquisition of Merfin International.


All of our actions have been part of a strategic plan, now unfolding, to grow vigorously in both specialty cellulose and absorbent products. Both of these product areas are technically demanding niche markets. Both depend on proprietary product innovation. We intend to be the world's preeminent supplier of specialty cellulose and absorbent products. We are focused on delivering continued growth in sales and earnings.


[PHOTO]
Bob Cannon (left) and Dave Ferraro in Geneva, Switerland, Buckeye's European sales center



Our specialty cellulose acquisitions are already making a significant contribution to our bottom line and additional synergies are still to come. Merfin adds an exciting new dimension to our strategy to build a major business covering the full range of absorbent products. The combination of Buckeye's expertise in scientifically designed cellulose with Merfin's expertise in precisely engineered air-laid nonwovens will generate new and exciting breakthroughs in advanced absorbent materials.



                                      (2)

To capitalize on the multiple opportunities afforded by our strategy, we have reorganized our management group. Our specialty cellulose and absorbent products businesses are each led by two senior vice presidents, one for commercial and one for manufacturing operations. Their efforts are supported by centralized functions headed by senior vice presidents for research and development, finance and accounting, and corporate affairs. Additional management changes have been made to intensify focus on specific company objectives.

[PHOTO]

Buckeye's business is based on technology, and we are enlarging our research and development efforts. We are not only working to create product breakthroughs in specialty cellulose and absorbent products, but are also conducting research in upstream technologies that will shape our company's future.

We have taken steps to spread our culture of employee ownership and performance-based compensation throughout our growing organization. Buckeye employees and retirees own over 45% of the Company's stock. All employees in our newly-acquired businesses, like our original organization, are eligible for bonuses reflecting the level of profit generated by their operation.


Our rapid progress continues to reflect the enthusiastic efforts of our exceptionally talented employees. Buckeye people are a bold, dynamic, and innovative group who are forcefully moving the Company forward. They have our heartfelt thanks, as do our customers and shareholders, who have been loyal and supportive.

We continue to believe that our sound strategies, outstanding people, and excellent products will generate the healthy growth that our shareholders have every right to expect.


/s/Robert E. Cannon

Robert E. Cannon
Chairman and Chief Executive Officer

/s/David B. Ferraro

David B. Ferraro
President and Chief Operating Officer


                                      (3)

Customer demand for Buckeye specialty cellulose is expected to increase in coming years as world population grows and standards of living improve. Buckeye's unequaled assortment of high quality chemical cellulose products can be used to manufacture numerous compounds that impart essential characteristics to a variety of food, textile, cosmetic, and pharmaceutical products. Our focus is on the high-value segments where above-average growth is occurring. Buckeye's versatile line of specialty paper celluloses provides durability, porosity, and permanence to a wide array of advanced materials such as automotive filters, electronic circuit boards, and premium stationery. Our ability to deliver customized product innovations is a key element in our customers success. The Company's commitment to these technically demanding specialty cellulose markets, proven record of innovation, and unmatched manufacturing performance have established Buckeye as the preferred supplier of specialty cellulose.


                                     [LOGO]



                              [PHOTO]food casings

Buckeye's high purity cellulose is used in food casings for hot dogs and sausages where strength and zero defects are important.

--------------------------------------------------------------------------------


                                   specialty
                                           cellulose

                                    [PHOTO]



--------------------------------------------------------------------------------


                                    shampoo

           Buckeye specialty cellulose makes shampoo rich and thick.

                                    [PHOTO]


                                      (4)

[PHOTO] cosmetics

Buckeye specialty cellulose adds luster and smoothness to nail polish.

Buckeye specialty cellulose imparts unique chemical or physical characteristics to a broad and diverse range of consumer and industrial products, from nail polish to food casings, from ice cream to aerospace components. Buckeye is the world's only manufacturer of both wood and cotton cellulose, and produces the broadest range of specialty cellulose in the industry. Buckeye is a leader in the specialty cellulose markets we serve. Our extensive commitment to research and development has resulted in important product breakthroughs, and established Buckeye's technological leadership.

[PHOTO]
filters

Buckeye's high porosity cellulose is used to make automotive filters that are more efficient and last longer.


                                      (5)
                                   locations

[PHOTO]
Glueckstadt

Buckeye's worldwide sales force establishes strategic alliances with customers who are market leaders in their industries and in their geographic regions. Last year, about two-thirds of Buckeye's specialty cellulose sales were outside the United States.

The high-value niches that Buckeye serves require comprehensive technical support. Buckeye's specialty cellulose sales and service engineers average more than two decades experience, including assignments in the Company's manufacturing and product development operations.

Buckeye produces specialty cellulose products at state-of-the-art manufacturing plants in Memphis, Tennessee; Perry, Florida; Lumberton, North Carolina; and Glueckstadt, Germany. All of Buckeye's specialty cellulose plants are ISO 9002 certified. During the most recent ISO quality audit, the examiner reported, "Buckeye has implemented and maintains one of the finest quality systems I have had the pleasure to evaluate."


                                      (6)

Reliability is Buckeye's manufacturing creed, and Buckeye's specialty cellulose plants consistently operate with reliability well above the industry average. Buckeye makes more than 99% of its deliveries on time, as ordered, and meeting all customer specifications.

Lumberton
[PHOTO]

Specialty Cellulose breakthroughs

Buckeye's superior research and development efforts have provided customers with breakthrough innovations such as:

     o    The only successful softwood kraft cellulose for acetate applications

     o    The most effective cellulosic filtration media available

     o    The most efficient cellulose for thickening applications


                                      (7)

Significant global demographic trends are driving the increased demand for absorbent products. o Improving living conditons in Asia, the Middle East, and Latin America are making feminine hygiene products accessible to millions of women. The consumption of disposable diapers and adult incontinence products is also increasing due to healthy economic growth and longer life expectancies. o All of these factors indicate that the worldwide consumption of hygiene-related absorbent products will increase substantially by the turn of the century. o Increasing consumer demand for thinner, more form-fitting hygienic products is stimulating the development of new technology. Buckeye's experienced research and development team has led the industry in absorbent fiber innovations. o The combination of Buckeye's cellulose expertise with Merfin's nonwoven technology will lead to exciting product breakthroughs.

                                     [LOGO]



[PHOTO]
diapers
Buckeye absorbent cellulose protects babies' tender skin through better absorbency and fluid transport.
--------------------------------------------------------------------------------


                               absorbent
                                      products


--------------------------------------------------------------------------------


[PHOTO]
feminine hygiene

Buckeye and Merfin collaborate to provide mothers and daughters worldwide with thinner and more form-fitting feminine hygiene products.


                                      (8)

[PHOTO]
baby wipes

Merfin air-laid nonwovens used in baby wipes are soft as cloth but more hygienic.

Absorbent materials offer Buckeye one of its most promising prospects for sales growth and product diversification. These products are used to increase absorbency and fluid transport in disposable diapers, feminine hygiene applications, adult incontinence products, and cloth-like wipes.

Buckeye markets absorbent products in various forms, including cellulose and air-laid nonwoven materials. Buckeye's absorbent cellulose does an exceptional job of acquiring, transporting, and retaining fluid in a cost-efficient manner. Buckeye's Merfin brands of air-laid nonwovens are stronger, softer, and more absorbent than competing materials. These aesthetically-pleasing fabrics are used to create many of the products which make our daily lives cleaner and more comfortable.

[PHOTO]

oshibori

Merfin fabrics provide Asian diners with the refreshing touch of an oshibori towel.

                                      (9)
locations


[PHOTOGRAPH]
            ----
            Cork
            ----

Absorbent products used in baby diapers, feminine hygiene products, and adult incontinence applications have long been an important part of Buckeye's business. Their significance in the Buckeye product line is being reinforced by the addition of Merfin's air-laid nonwoven materials.

In May 1997, Buckeye acquired Merfin International, a global leader in the air-laid nonwovens industry. Merfin's product development team has forged strong strategic alliances with some of the world's leading manufacturers of hygienic brands. The design of high performance air-laid composite structures for sophisticated consumer products is our focus.

Merfin also has the most modern and technologically advanced air-laid facility in the world, having just commenced operation of a new plant. Located in Cork, Ireland, this plant features several proprietary systems developed to increase the capability of the process and uniformity of the products. The Cork facility will increase Merfin's productive capacity by over 50%.

Merfin's largest facility is located near Vancouver, Canada. Merfin also operates a converting facility at King, North Carolina.




                                      (10)

                                                           ---------
                                                           Vancouver
                                                           ---------
                                                                    [PHOTOGRAPH]



Merfin's success is attributable to the quality of its people, many of whom are pioneers in the air-laid industry. Supported by Merfin's technical experts, capable operators, and experienced sales people, Buckeye is committed to broadening its leadership in the air-laid arena. Synergies created by the Buckeye-Merfin combination will lead to new and exciting breakthroughs in advanced absorbent materials for our customers.

Absorbent Product breakthroughs

In the absorbent product area, virtually every fiber and air-laid innovation has been a Buckeye or Merfin breakthrough, including:

     o    The first cellulose-based supersorber

     o    The first chemically crosslinked fiber for diapers

     o    The first multi-bonded air-laid nonwoven



                                      (11)

--------------------------------------------------------------------------------
Financial Review
--------------------------------------------------------------------------------

Introduction

Buckeye Cellulose Corporation (the Company) manufactures specialty cellulose and absorbent products in the United States, Canada, and Europe, and sells these products in worldwide markets. The Company began operations under current management on March 16, 1993, by acquiring the Memphis, Tennessee based production, research and administrative facilities of Procter & Gamble Cellulose Company (P&GCC). At the same time, current management formed a partnership to acquire the Perry, Florida based production facilities of P&GCC, in which P&GCC retained a financial interest. In November 1995, the Company (1) acquired the remaining partnership interest of P&GCC and combined the Memphis, Tennessee and Perry, Florida businesses under a common ownership; (2) completed an initial primary and secondary public offering of common stock; and (3) refinanced substantially all of its outstanding indebtedness. In May 1996, the Company acquired the specialty cellulose facilities of Peter Temming AG (Temming), located in Glueckstadt, Germany. In September 1996, the Company acquired Alpha Cellulose Holdings, Inc. (Alpha) with its specialty cellulose producing facility, located in Lumberton, North Carolina. In May 1997, the Company completed its tender offer for Merfin International Inc. (Merfin), with absorbent products facilities located in Delta (near Vancouver), Canada; Cork, Ireland; and King, North Carolina.

Results of Operations

Comparison of Fiscal Years Ended June 30, 1997
and June 30, 1996

Net sales for 1997 were $558.9 million compared to $471.0 million for 1996, an increase of $87.9 million or 19%. The increase was primarily due to an 18% increase in unit sales volume and by a move to a higher value-added product mix. The unit sales volume increase consisted of a 5% increase from comparable businesses plus the new volume contributed by acquisitions.

In 1997, operating income was $109.4 million compared to $108.6 million for 1996. Operating income as a percentage of sales declined to 19.6%, a decrease of 3.5 percentage points from 1996 due to a reduction in the average unit sales price, excluding product mix changes, higher raw material costs for cotton linters and wood, and higher selling, research and administrative expenses. Selling, research and administrative expenses were $10.8 million higher in 1997 than 1996, and increased as a percentage of sales by 1.0 percentage point, primarily due to added product development spending and non-compete agreements related to the acquisitions.

Net interest and amortization of debt costs for 1997 were $27.9 million compared to $17.0 million for 1996, an increase of $10.9 million. The increase was due to substantially higher debt levels, primarily associated with the acquisitions and a $50.0 million stock repurchase.

There was no minority interest in 1997 compared to $16.6 million for the five month period July-November 1995.

The effective income tax rate was 33.6% for 1997 compared to 35.2% for 1996, primarily as the result of a full year's effect of the foreign sales corporation established in November 1995.

The Company's net income for 1997 was $53.3 million, or $2.79 per share, compared to $43.1 million, or $2.04 per share, for 1996, an increase of $10.2 million or 24%. The 1996 fiscal year reflected a $3.9 million extraordinary charge for the early retirement of debt.

Comparison of Fiscal Years Ended June 30, 1996 and
June 30, 1995

Net sales for 1996 were $471.0 million compared to $408.6 million for 1995, an increase of $62.4 million or 15.3%. The increase was primarily due to higher average unit sales prices which, excluding the effect of product mix changes due to the Temming acquisition, were 19.3% above 1995. The increase in net sales was


Buckeye Cellulose Corporation

                                      (12)

--------------------------------------------------------------------------------
Financial Review
--------------------------------------------------------------------------------

partially offset by a 4.2% decrease in unit sales volume in 1996 as the result of softer market demand, in comparison to strong market demand in 1995.

In 1996, operating income was $108.6 million compared to $79.2 million for 1995, an increase of $29.4 million or 37%. Operating income as a percentage of sales rose to 23.1%, an improvement of 3.7 percentage points from 1995. The impact of higher sales discussed previously was partially offset by higher raw material costs for wood, cotton linters, and process chemicals. Selling, research and administrative expenses were $2.8 million higher in 1996 than 1995, but decreased as a percentage of sales from 5.9% to 5.7%. The increase in selling, research and administrative expenses was primarily due to increased employment and transition expenses related to the Temming acquisition.

Net interest and amortization of debt costs for 1996 were $17.0 million compared to $21.2 million for 1995, a decrease of $4.2 million, primarily due to lower average debt balances during the period preceding the November 1995 business combination, and lower interest rates following the business combination as the result of the refinancing of indebtedness.

Minority interest for 1996 was $16.6 million for the five month period July-November 1995, compared to $23.2 million for the full twelve months of 1995, a decrease of $6.6 million. The decrease is the result of the purchase of P&GCC's remaining partnership interest as part of the November 1995 combination of related businesses.

Non-recurring charges associated with the November 1995 and July 1996 secondary stock offerings totaled $1.9 million and reduced net income by $.09 per share in fiscal year 1996. There were no non-recurring charges in fiscal year 1995.

The effective income tax rate decreased to 35.2% in 1996 from 36.5% in the prior year, primarily as the result of establishing a foreign sales corporation in November 1995.

The Company incurred an extraordinary loss of $3.9 million, net of taxes, in 1996. This loss resulted from the retirement of $57.8 million in principal amount of the Company's 10 1/4% Senior Notes due 2001.

The Company's income before extraordinary loss for 1996 was $47.0 million, or $2.23 per share, more than double 1995 net income of $21.7 million. Net income for 1996 was $43.1 million, or $2.04 per share, which is nearly double 1995 net income of $21.7 million.

Financial Condition

Cash Flow

Cash provided by operating activities is a major source of funds for the Company, totaling $117.4 million in 1997, $60.1 million in 1996, and $77.8 million in 1995. Net income increased in each of these years, contributing to increased cash flow. In 1997, a decrease in inventories of $10.3 million, in addition to higher net income, contributed to the increase in cash flow. In 1996, an increase of $22.7 million in accounts receivable and $27.6 million in inventories offset the increase in net income.

Capital expenditures for property, plant and equipment were $42.8 million in 1997, $34.8 million in 1996, and $24.9 million in 1995. The Company made these expenditures to purchase, modernize, and upgrade production equipment and to maintain its facilities. Capital expenditures (including environmental expenditures) for 1998 are expected to increase to approximately $60 million due primarily to the acquisitions.

During 1997, $67.1 million was used to purchase Company stock, and $172.7 million was used to purchase the common stock of Alpha and Merfin.

Leverage/Capitalization

Total debt increased to $478.1 million at June 30, 1997 from $219.5 million at June 30, 1996, an increase of $258.6 million, of which the major components are
(1) a public offering for $100 million; (2) net increased borrowings against the credit facilities of $110.6 million; and (3) assumed debt of $49.3 million related to the acquisition of Merfin.


                                                   Buckeye Cellulose Corporation

                                      (13)

--------------------------------------------------------------------------------
Financial Review
--------------------------------------------------------------------------------

In July, 1996, the Company issued $100 million in 9 1/4% Senior Subordinated Notes. The Company used $50 million of the proceeds from the debt offering to fund a stock repurchase of 2,259,887 shares of common stock. The favorable impact on earnings per share resulting from this stock repurchase was $0.15 per share. The remaining proceeds of the debt offering and borrowings from the bank credit facility were used to fund the purchase of Alpha.

 On May 28, 1997, the bank credit facility was increased to $275 million, and $146.7 million in borrowings from the facility were used to purchase 97.5% of the outstanding shares of Merfin. On July 30, 1997, the remaining outstanding common shares of Merfin were acquired for $3.9 million. The total cost of the Merfin acquisition is approximately $200 million including $49.3 million in assumed debt.

The total debt to capital ratio was 78.9% at June 30, 1997, compared to 60.9% in 1996, and 67.4% in 1995. The interest coverage ratio was 5.1x in 1997, 7.9x in 1996, and 4.9x in 1995.

At June 30, 1997, the Company had a $275 million bank credit facility in place with $56.1 million of unused borrowing capacity assuming the refinancing of existing Canadian and European Bank and Other Loans of $47.5 million. Also at June 30, 1997, the Company had purchased 589,500 common shares of the 1,000,000 share buy-back program that was authorized in August 1996.

Liquidity

The Company believes that its cash flow from operations, together with the borrowings available under the existing bank credit facility, will be sufficient to fund capital expenditures (including environmental expenditures), meet operating expenses, fund any common stock repurchases, and service all debt requirements for the foreseeable future. Consistent with the Company's stated policy, there are no plans to pay dividends in the foreseeable future.

Environmental Matters

The Company has reached an agreement (the Fenholloway Agreement) with the Florida Department of Environmental Protection based upon the results of the recently completed Fenholloway River reclassification analysis. In order to comply with the Fenholloway Agreement, the Company expects future capital expenditures of approximately $40 million through fiscal 2000 to modify its facilities.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Buckeye Cellulose Corporation

                                      (14)

--------------------------------------------------------------------------------
Consolidated Statements of Income
--------------------------------------------------------------------------------
Year ended June 30 (In thousands, except share data)                  1997                    1996                  1995
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                        $    558,933            $    470,979          $    408,587
Cost of goods sold                                                    411,751                 335,377               305,150
----------------------------------------------------------------------------------------------------------------------------
Gross margin                                                          147,182                 135,602               103,437
Selling, research and administrative expenses                          37,790                  27,035                24,265
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                      109,392                 108,567                79,172
Other income (expense):
     Interest income                                                      765                   1,060                 1,138
     Interest expense and amortization of debt costs                  (28,691)                (18,061)              (22,290)
     Other                                                             (1,213)                   (451)                 (615)
     Minority interest                                                     --                 (16,628)              (23,223)
     Secondary offering costs                                              --                  (1,945)                   --
----------------------------------------------------------------------------------------------------------------------------
                                                                      (29,139)                (36,025)              (44,990)
----------------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary loss                      80,253                  72,542                34,182
Income taxes                                                           26,979                  25,532                12,470
----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                       53,274                  47,010                21,712
Extraordinary loss, net of tax benefit                                     --                  (3,949)                   --
----------------------------------------------------------------------------------------------------------------------------
Net income                                                       $     53,274            $     43,061          $     21,712
----------------------------------------------------------------------------------------------------------------------------

Earnings per share:
     Income before extraordinary loss                            $       2.79            $       2.23
     Extraordinary loss, net of tax benefit                                --                   (0.19)
----------------------------------------------------------------------------------------------------------------------------
Net income per share                                             $       2.79            $       2.04
----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                                19,063,606              21,111,793
----------------------------------------------------------------------------------------------------------------------------
  See accompanying notes.


                                                   Buckeye Cellulose Corporation
                                      (15)

---------------------------
Consolidated Balance Sheets
---------------------------
June 30 (In thousands, except share data)                                                        1997                1996
----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                                $   5,164           $      --
     Short-term investments                                                                       2,900               2,900
     Accounts receivable-trade, net of allowance for doubtful accounts of
          $1,322 and $980 at June 30, 1997 and 1996, respectively                                76,527              65,423
     Accounts receivable--other                                                                   3,176               1,382
     Inventories                                                                                107,390             101,028
     Deferred income taxes                                                                        3,479               3,225
     Prepaid expenses and other                                                                   2,487               5,414
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            201,123             179,372
----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                              382,677             257,598
Goodwill                                                                                        140,845               6,624
Deferred debt costs and other                                                                    12,819               9,205
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  $ 737,464           $ 452,799
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable                                                                   $  29,761           $  23,226
     Accrued expenses                                                                            49,830              36,561
     Notes payable                                                                                3,440               1,620
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                        83,031              61,407
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                  474,631             217,873
Accrued postretirement benefits                                                                  14,208              13,487
Deferred income taxes                                                                            29,846              14,976
Other liabilities                                                                                 7,558               4,168
Commitments and contingencies (Notes 6, 13, and 14)
Stockholders' equity:
     Preferred stock, $.01 par value; 5,000,000 shares authorized;
          none issued or outstanding                                                                 --                  --
     Common stock, $.01 par value; 50,000,000 shares authorized;
          21,571,385, and 21,407,223 shares issued and 18,724,598
          and 21,407,223 shares outstanding at June 30, 1997 and 1996,
          respectively                                                                              216                 214
     Additional paid-in capital                                                                  66,143              61,285
     Deferred stock compensation                                                                 (2,200)             (2,373)
     Cumulative translation adjustment                                                           (4,673)               (683)
     Retained earnings                                                                          135,719              82,445
     Treasury shares, 2,846,787 shares                                                          (67,015)                 --
----------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                      128,190             140,888
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                    $ 737,464           $ 452,799
----------------------------------------------------------------------------------------------------------------------------
     See accompanying notes.


Buckeye Cellulose Corporation

                                      (16)

-----------------------------------------------
Consolidated Statements of Stockholders' Equity
-----------------------------------------------

                                                           Additional   Deferred    Cumulative
                                                Common      paid-in      stock      translation   Retained    Treasury
(In thousands, except share data)                stock      capital   compensation  adjustment    earnings     shares       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1994                        $     194   $  44,962   $      --    $      --    $  17,672   $      --    $  62,828
     Issuance of 267,226 shares of
          common stock                                 3          78          --           --           --          --           81
     Net income                                       --          --          --           --       21,712          --       21,712
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1995                             197      45,040          --           --       39,384          --       84,621
     Issuance of 1,725,765 shares of
          common stock                                17      13,132          --           --           --          --       13,149
     Compensation charge for
          stock options                               --         635          --           --           --          --          635
     Deferred stock compensation                      --       2,478      (2,478)          --           --          --           --
     Amortization of deferred
          stock compensation                          --          --         105           --           --          --          105
     Translation adjustment                           --          --          --         (683)          --          --         (683)
     Net income                                       --          --          --           --       43,061          --       43,061
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996                             214      61,285      (2,373)        (683)      82,445          --      140,888
     Purchase of 2,849,387 shares                     --          --          --           --           --     (67,063)     (67,063)
     Issuance of 166,762 shares of
          common stock                                 2       4,249          --           --           --          48        4,299
     Deferred stock compensation                      --         609        (609)          --           --          --           --
     Amortization of deferred
          stock compensation                          --          --         782           --           --          --          782
     Translation adjustment                           --          --          --       (3,990)          --          --       (3,990)
     Net income                                       --          --          --           --       53,274          --       53,274
------------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997                       $     216   $  66,143   $  (2,200)   $  (4,673)   $ 135,719   $ (67,015)   $ 128,190
------------------------------------------------------------------------------------------------------------------------------------
     See accompanying notes.

                                                   Buckeye Cellulose Corporation
                                      (17)

-------------------------------------
Consolidated Statements of Cash Flows
-------------------------------------

Year ended June 30 (In thousands)                              1997         1996         1995
------------------------------------------------------------------------------------------------
Operating activities
Net income                                                 $  53,274    $  43,061    $  21,712
Adjustments to reconcile net income to net cash provided
   by operating activities:
      Extraordinary loss, net of tax benefit                      --        3,949           --
      Minority interest                                           --       16,628       23,223
      Depreciation                                            30,287       25,212       23,784
      Amortization                                             5,800        1,481        2,113
      Deferred income taxes                                    8,769        8,797        4,179
      Other                                                    4,198        1,523        1,915
      Changes in operating assets and liabilities:
         Accounts receivable                                      (4)     (22,700)      (4,709)
         Inventories                                          10,347      (27,609)       3,099
         Prepaid expenses and other assets                     3,998       (3,325)      (1,124)
         Accounts payable and other current liabilities          736       13,043        3,595
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    117,405       60,060       77,787

Investing activities
Acquisitions of businesses                                  (172,670)     (89,192)          --
Purchases of property, plant and equipment                   (42,757)     (34,807)     (24,922)
Purchases of short-term investments                               --       (2,920)     (13,616)
Proceeds from sale of short-term investments                      --        9,726       14,685
Other                                                           (440)        (954)      (1,074)
------------------------------------------------------------------------------------------------
Net cash used in investing activities                       (215,867)    (118,147)     (24,927)

Financing activities
Proceeds from sale of equity interests                            48       13,149           81
Purchase of treasury shares                                  (67,063)          --           --
Net borrowings under revolving line of credit                110,612       54,620        2,500
Proceeds from long-term debt                                  99,449      149,439           --
Payments for debt issuance costs                              (4,677)      (5,506)          --
Minority interest distribution                                    --       (1,590)      (4,598)
Principal payments on long-term debt and other               (34,992)    (163,687)     (46,155)
------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities          103,377       46,425      (48,172)
Effect of foreign currency rate fluctuations on cash             249         (127)          --
------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents               5,164      (11,789)       4,688
Cash and cash equivalents at beginning of year                    --       11,789        7,101
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $   5,164    $      --    $  11,789
------------------------------------------------------------------------------------------------
See accompanying notes.

                                                   Buckeye Cellulose Corporation
                                      (18)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements       In thousands, except share data
--------------------------------------------------------------------------------

1. Accounting Policies

Business Description and Basis of Presentation

The financial statements as of and for the year ended June 30, 1997 and 1996 are consolidated financial statements of Buckeye Cellulose Corporation and its subsidiaries (the Company). The financial statements for the year ended June 30, 1995 are combined consolidated financial statements of Buckeye Cellulose Corporation (BCC) and Buckeye Florida Corporation (BFC). All significant intercompany accounts and transactions have been eliminated in consolidation and combination.

Under an agreement dated March 16, 1993, Madison Dearborn Capital Partners, L.P.
(MDCP) and members of the Company's current management organized BCC and BFC to acquire the assets comprising the cotton linter and wood pulp businesses and certain assets of the headquarters of the Cellulose & Specialties Division of The Procter & Gamble Cellulose Company (P&GCC). BFC served as the sole general partner of and held a 50% interest in Buckeye Florida, Limited Partnership
(BFLP), which operated the wood pulp business located in Perry, Florida (the Foley Plant). P&GCC retained a limited partnership interest in the wood pulp business and granted BFC an option to purchase P&GCC's limited partnership interest (the P&G Call Option). On November 28, 1995, shareholders of BFC exchanged all of their outstanding common stock for common stock of BCC, and BFC became a wholly-owned subsidiary of BCC. Concurrently, through the exercise of the P&G Call Option, the Company and its subsidiaries redeemed and/or acquired the limited partnership interest in BFLP for $62,078 in cash.

The Company manufactures and distributes a broad variety of wood and cotton linter-based specialty cellulose products used in numerous applications including disposable diapers, engine air and oil filters, food casings, rayon textile filament, tapes, thickeners, and papers. With the purchase of Merfin International Inc. on May 28, 1997, the Company now manufactures and distributes air-laid nonwovens for use in personal hygiene, baby wipes, and industrial products.

Cash and Cash Equivalents

The Company considers cash equivalents to be temporary cash investments with a maturity of three months or less when purchased.

Short-term Investments

Short-term investments consist of a $2,900 certificate of deposit which the Company has pledged as collateral to secure loans obtained by certain officers of the Company.

Inventories

Inventories are stated at the lower of cost (determined on the average cost method or on a first-in, first-out basis) or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. The cost of major renewals and improvements is capitalized. Depreciation is computed by the straight-line method over the following estimated useful lives: buildings--30 to 40 years; machinery and equipment--5 to 13 years.

Intangible Assets

Goodwill is amortized by the straight-line method over thirty to forty years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. Potential impairment of recorded goodwill is measured by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. Approximately 95% of the Company's goodwill is attributable to the Company's 1997 acquisitions (see Note 2). Goodwill is net of accumulated amortization of $3,035 and $1,854 at June 30, 1997 and 1996, respectively. Deferred debt costs are amortized by the interest method over the life of the related debt and are net of accumulated amortization of $1,236 and $531 at June 30, 1997 and 1996, respectively. Non-compete agreements, which are included in deferred debt costs and other on the consolidated balance sheet, are amortized over the agreement term using the straight-line method, and are net of accumulated amortization of $2,756 and $123 at June 30, 1997 and 1996, respectively.


                                      (19)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

Income Taxes

The Company has provided for income taxes under the liability method. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

Risk Management

The Company selectively uses interest rate swap contracts and foreign currency forward and option contracts to offset the effects of interest and exchange rate risk. The differentials to be received or paid under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains or losses on termination of interest rate contracts are recognized as other income or expense when terminated in conjunction with the retirement of associated debt. The foreign currency forward and option contracts that are designated as effective hedges are deferred and included in income as part of the underlying transactions.

Credit Risk

The Company generally obtains credit insurance or requires the customer to provide a letter of credit for export sales. Credit limits have been established for each domestic customer and those foreign customers where credit insurance is not available. Credit limits are monitored routinely. It is not the Company's policy to require collateral or other security for domestic or foreign sales.

Environmental Costs

Liabilities are recorded when environmental assessments are probable and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Revenue Recognition

Revenues are recognized when title to the goods passes to the customer. Net sales is comprised of sales reduced by sales allowances and distribution costs.

Foreign Currency Translation

Company management has determined that the local currency of its German, Canadian and Irish subsidiaries is the functional currency, and accordingly Deutsche mark, Canadian dollar, and Irish punt denominated balance sheet accounts are translated into United States dollars at the rate of exchange in effect at fiscal year end. Income and expense activity for the period is translated at the weighted average exchange rate during the period. Translation adjustments are included as a separate component of stockholders' equity.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

Earnings Per Share

Earnings per share have been computed based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, common stock equivalents, representing outstanding stock options. Fully diluted earnings per share are not materially different from primary earnings per share, and accordingly are not presented.

Earnings per share have not been presented for years prior to June 30, 1996, as they are not considered relevant.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted in the quarter ending December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Basic earnings per share presented under Statement 128 will be equivalent to earnings per share as previously reported. Upon adoption of Statement 128, the Company will report diluted earnings per share including the effect of stock options, which for all periods presented was less than 3% dilutive.


                                      (20)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

Stock-Based Compensation

As allowed under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which the Company adopted in fiscal 1997, the Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock option plans.

Reclassifications

Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform with the 1997 financial statement presentation.

2. Business Combinations

The November 1995 acquisition of the P&GCC limited partnership interest has been recorded using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities, and resulted in an increase to property, plant and equipment of $4,098 and a reduction in goodwill of $9,951. The operations of BFLP are consolidated in the accompanying financial statements and the limited partnership interest is recorded as a minority interest prior to the date of acquisition/redemption.

Effective May 1, 1996, Buckeye Cellulose GmbH, a wholly-owned subsidiary of the Company, purchased the property, plant, equipment, and inventories of the specialty cellulose business of Peter Temming AG (the Temming Business) in Glueckstadt, Germany for $27,114 in cash plus assumed liabilities of $2,994. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition.

Temming purchase price allocation
--------------------------------------------------------------------------------
Inventory                                                               $11,721
Property, plant and equipment                                            16,870
Non-compete agreement                                                     1,517
--------------------------------------------------------------------------------
                                                                        $30,108
--------------------------------------------------------------------------------

On September 1, 1996, the Company acquired all of the issued and outstanding stock of Alpha Cellulose Holdings, Inc. (Alpha) for $25,921 in cash, 164,162 shares of Company common stock valued at $4,244 and the assumption of long-term debt of $34,276. Alpha is located in Lumberton, North Carolina and its primary business is the manufacture of specialty cellulose. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets has been recorded as goodwill, and is being amortized on a straight line basis over 30 years.

Alpha purchase price allocation
--------------------------------------------------------------------------------
Working capital, net of cash                                           $ 13,950
Property, plant and equipment                                            27,538
Other assets                                                                390
Non-compete agreement                                                     4,000
Goodwill                                                                 25,021
Other liabilities                                                        (6,458)
--------------------------------------------------------------------------------
                                                                       $ 64,441
--------------------------------------------------------------------------------

On May 28, 1997, the Company's wholly-owned subsidiary, Buckeye Acquisition Inc.
(BAI), acquired 97.5% of the common shares of Merfin International Inc. (Merfin) for $146,749 in cash. On July 30, 1997, BAI acquired the remaining outstanding common shares of Merfin for $3,869 in cash. The total purchase price includes $150,618 in cash and the assumption of debt of $49,323. Merfin is one of the leading manufacturers of air-laid nonwovens which are used as ultra thin absorbent cores in feminine hygiene and adult incontinence products, with facilities located in Canada, Ireland, and the United States. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets has been recorded as goodwill, and is being amortized on a straight-line method over 40 years.

Merfin purchase price allocation
--------------------------------------------------------------------------------
Working capital, net of cash                                          $   3,012
Property, plant and equipment                                            89,025
Goodwill                                                                110,991
Other liabilities                                                        (3,087)
--------------------------------------------------------------------------------
                                                                      $ 199,941
--------------------------------------------------------------------------------


                                      (21)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

The consolidated operating results of the Temming Business, Alpha, and Merfin have been included in the consolidated statements of income from the respective date of acquisition. The following unaudited pro forma results of operations assume that the acquisition of P&GCC's limited partnership interest in BFLP, the acquisitions of the Temming Business, Alpha, and Merfin, the Company Stock Repurchase (see Note 7), and related financing transactions occurred at the beginning of the periods presented.

Pro forma results of operations

Year ended June 30                                       1997             1996
--------------------------------------------------------------------------------
Net sales                                              $618,686         $630,456
Income before extraordinary loss                         41,255           47,522
Net income                                               41,255           43,553
Earnings per common share:
  Income before extraordinary loss                         2.19             2.50
  Net income                                               2.19             2.29
--------------------------------------------------------------------------------

The pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the above dates, nor is it necessarily indicative of future operating results. The pro forma results of operations for the year ended June 30, 1997 include certain non-recurring charges, including acquisition related costs incurred by Alpha and Merfin prior to the date of acquisition. These charges reduced pro forma net income and net income per share by $4,360 and $.23, respectively, for the year ended June 30, 1997.

3. Inventories

Components of inventories

June 30                                                  1997             1996
--------------------------------------------------------------------------------
Raw materials                                          $ 25,409         $ 20,340
Finished goods                                           63,932           65,276
Storeroom and other supplies                             18,049           15,412
--------------------------------------------------------------------------------
                                                       $107,390         $101,028
--------------------------------------------------------------------------------

4. Property, plant and equipment

Components of property, plant and equipment

June 30                                               1997               1996
--------------------------------------------------------------------------------
Land and land improvements                         $   7,270          $   5,415
Buildings                                             49,727             42,301
Machinery and equipment                              348,834            252,824
Construction in progress                              63,798             14,341
--------------------------------------------------------------------------------
                                                     469,629            314,881
Accumulated depreciation                             (86,952)           (57,283)
--------------------------------------------------------------------------------
                                                   $ 382,677          $ 257,598
--------------------------------------------------------------------------------

5. Accrued expenses

Components of accrued expenses

June 30                                                 1997              1996
--------------------------------------------------------------------------------
Retirement plans                                       $12,042           $11,212
Vacation pay                                             3,998             3,287
Maintenance accrual                                      6,901             9,482
Sales program accrual                                    5,728             3,268
Interest                                                 5,171             1,117
Employee compensation                                    3,076             2,085
Other                                                   12,914             6,110
--------------------------------------------------------------------------------
                                                       $49,830           $36,561
--------------------------------------------------------------------------------

6. Debt

Components of long-term debt

June 30                                                  1997            1996
--------------------------------------------------------------------------------
Senior Subordinated Notes due 2005                     $149,499         $149,460
Senior Subordinated Notes due 2008                       99,475             --
Senior Notes due 2001                                     6,913            6,913
Credit Facility                                         170,000           61,500
Canadian Bank Loans                                      24,969             --
European Bank and Other Loans                            22,552             --
Other                                                     1,223             --
--------------------------------------------------------------------------------
                                                       $474,631         $217,873
--------------------------------------------------------------------------------

The Company completed a public offering of $150,000 principal amount of 8 1/2% Senior Subordinated Notes due December 15, 2005 (the Senior Subordinated Notes) during November 1995. The Senior Subordinated

                                      (22)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all senior indebtedness, including the indebtedness under the Credit Facility and the outstanding Senior Notes due 2001. A portion of the proceeds from the Senior Subordinated Notes were used to retire $45,594 of the Senior Notes, resulting in an extraordinary loss of $3,228, net of tax benefit.

The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2000, at redemption prices varying from 104.25% of principal amount to 100.00% of principal amount on or after December 15, 2003, in each case together with accrued and unpaid interest to the date of redemption.

The Company completed a public offering of $100,000 principal amount of 9 1/4% Senior Subordinated Notes due September 15, 2008 (the Subordinated Notes) on July 2, 1996. The Subordinated Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all senior indebtedness, including the indebtedness under the Credit Facility, the outstanding Senior Notes and the Senior Subordinated Notes.

The Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 15, 2001, at redemption prices varying from 104.625% of principal amount to 100.00% of principal amount on or after September 15, 2004, in each case together with accrued and unpaid interest to the date of redemption.

The Company entered into a new credit facility (the Credit Facility) on May 28, 1997, providing for borrowings up to $275,000. The Credit Facility matures May 28, 2002, and on May 28, 2001, borrowing availability reduces to $200,000. The interest rate applicable to borrowings under the Credit Facility is the agent's prime rate or a LIBOR based rate ranging from LIBOR plus 0.450% to 1.125%. Borrowings at June 30, 1997 were at an average rate of 6.48%. Letters of credit issued through the Credit Facility aggregating $1,332 are outstanding at June 30, 1997. The amount available for borrowing under the Credit Facility, assuming the refinancing of existing Canadian and European Bank and Other Loans of $47,521, is $56,147 at June 30, 1997.

The 10 1/4% Senior Notes due May 15, 2001 (the Senior Notes) are unsecured obligations and are equal (pari passu) in the right of payment with all existing and future indebtedness of the Company which is not subordinated indebtedness. During the year ended June 30, 1996, the Company purchased and retired $57,807 of its Senior Notes.

The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 1998, at redemption prices varying from 103.875% of principal amount to 100.00% of principal amount on or after May 15, 2000, in each case together with accrued and unpaid interest to the date of redemption.

On May 28, 1997, the Company assumed the debt of Merfin including Canadian Bank Loans and European Bank and Other Loans. The European Bank and Other Loans were valued at fair market value at the date of acquisition and retired on August 1, 1997 at no additional cost using borrowings under the Credit Facility. The first Canadian bank loan has outstanding principal of $15,570 and bears interest at the bank's prime lending rate plus 3/4% per year on the unfixed portion of the outstanding balance. Of this amount, $9,135 and $5,800 have been fixed through interest rate swaps at 8% and 6.22%, respectively. The second Canadian bank loan has outstanding principal of $7,286, with interest fixed at a rate of 8.3% through an interest rate swap. The third Canadian bank loan has outstanding principal of $1,696 with interest fixed at a rate of 6% through an interest rate swap. Included in Canadian Bank Loans is the fair market value of interest rate swap agreements aggregating $417.

At June 30, 1997, the Company classified $24,969 under the Canadian Bank Loans, due within one year, as long-term debt. The Company has both the intent and the ability, through its existing Credit Facility, to refinance these amounts on a long-term basis.


                                      (23)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

Aggregate maturities of long-term debt assuming the Canadian Bank Loans are refinanced under the Credit Facility are as follows: 1998--none; 1999--none; 2000--none; 2001--$25,657; 2002--$200,000; and $248,974 thereafter. Under the terms of substantially all long-term debt agreements, the Company is required to comply with certain covenants including minimum net worth, interest coverage ratios, and limitations on restricted payments and levels of indebtedness. At June 30, 1997, the amount available for the payment of dividends or the acquisition of treasury stock was approximately $17,000 under the most restrictive of these agreements.

The Company has a revolving credit line of approximately $7,750 with a financial institution at a rate of interest of 4.8% at June 30, 1997. The outstanding balance under this revolving line of credit was $3,440 at June 30, 1997 and is classified as notes payable in the consolidated balance sheet. Letters of credit issued through the revolving line of credit of $1,647 are outstanding at June 30, 1997. The revolving line of credit expires April 30, 1998.

Total interest paid by the Company for the years ended June 30, 1997, 1996, and 1995 was $24,311, $17,460, and $21,755, respectively.

7. Stockholders' Equity

Immediately prior to the Company's initial public offering of its Common Stock, the previously outstanding Class A Common and Class B Common of BCC and BFC were converted into shares of Common Stock of the Company. The aggregate number of shares of Common Stock issued to the holders of Class A Common and Class B Common, respectively, was determined based on the accreted liquidation preference of the Class A Common at the time of conversion and the total equity valuation of the Company. The Company also effected an approximate 9.2:1.0 stock split. Share and per share amounts presented have been restated to reflect the conversion and stock split, with an offsetting adjustment to additional paid-in capital.

In November 1995, 8,222,500 shares of Common Stock were sold through an initial public offering of the Company's Common Stock. Of the 8,222,500 shares, 7,475,000 were shares sold by a selling stockholder and the remaining 747,500 shares were issued and sold by the Company. Net proceeds to the Company were $12,819, net of underwriting discounts and expenses associated with the offering. The proceeds were used to retire $12,213 (principal amount) of Senior Notes in January 1996, resulting in an extraordinary loss of $721, net of tax benefit. If the retirement of Senior Notes, using the net proceeds to the Company of the offering, were assumed to have taken place at the beginning of fiscal 1996, net income per share would have been reduced by $.01 per share.

On July 2, 1996, BKI Investment Corporation, a newly formed, wholly-owned subsidiary of the Company, purchased 2,259,887 shares of Common Stock from MDCP for $22.125 per share (the Company Stock Repurchase) for an aggregate purchase price of $50,000. Additionally, on July 2, 1996, MDCP sold to certain individuals employed by the Company and their related trusts, in an exempt transaction under the Securities Act of 1933, as amended, an aggregate of 1,385,269 shares of Common Stock for $22.125 per share (the Individuals' Stock Purchase). The purchase price for the Company Stock Repurchase and the Individuals' Stock Purchase reflected the prevailing market price when the parties decided to pursue definitive agreements and sought board approval.

Concurrently with the completion of the Company Stock Repurchase and the Individuals' Stock Purchase, MDCP sold 2,887,935 shares of Common Stock in a public offering and the Company issued and sold $100,000 principal amount of Senior Subordinated Notes, the net proceeds of which were used to fund the Company Stock Repurchase and, together with borrowings under the Company's credit facility, to acquire the stock of Alpha.

In addition to the Company Stock Repurchase, the Company acquired as treasury stock 589,500 common shares under a 1,000,000 share buy-back program authorized in August 1996. These treasury shares are being reserved for issuance under existing stock option programs and for other purposes.

The Company's stock option plans provide for the granting of either incentive or nonqualified stock options to employees and non-employee directors. Options are subject to terms and conditions determined


                                      (24)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

by the Compensation Committee of the Board of Directors, and generally are exercisable in increments of 20% per year beginning one year from date of grant and expire ten years from date of grant.

Option plan activity
                                                                        Average
                                                                        Exercise
                                                        Options          Price
--------------------------------------------------------------------------------
Outstanding at June 30, 1996                           1,070,000        $17.57
Granted                                                   75,000         18.92
Exercised                                                 (2,600)        18.50
--------------------------------------------------------------------------------
Outstanding at June 30, 1997                           1,142,400         17.65
--------------------------------------------------------------------------------
Exercisable at June 30, 1997                             262,017         18.29
--------------------------------------------------------------------------------

There were 1,305,000 and 1,380,000 shares reserved for grants of options at June 30, 1997 and 1996, respectively. The following summary provides information about stock options outstanding and exercisable at June 30, 1997:

                                    Outstanding                  Exercisable
                       ------------------------------------  -------------------
                                                   Average
                                     Average      Remaining             Average
                                     Exercise       Life                Exercise
Exercise Price          Options        Price       (Years)   Options     Price
--------------------------------------------------------------------------------
$15-$21                1,022,400      $16.74         8.5     223,017    $17.06
$25-$27                  120,000       25.45         9.0      39,000     25.32
--------------------------------------------------------------------------------
Total                  1,142,400       17.65         8.6     262,017     18.29
--------------------------------------------------------------------------------


In connection with the grant of certain stock options to employees in 1997 and 1996, the Company recorded deferred stock compensation of $609 and $2,478, respectively, for the difference between the fair value at the date of grant and the option price. Such amount is presented as a reduction of stockholders equity and is amortized over the vesting period of the related stock options.

The Company has estimated the fair value of each option grant using the Black-Scholes option pricing model. The fair value was estimated with the following weighted average assumptions: expected life of the stock options of eight years; volatility of the expected market price of common stock of .27; a risk-free interest rate of 6%; and no dividends. Option pricing models, such as the Black-Scholes model, require the input of highly subjective assumptions including the expected stock price volatility which are subject to change from time to time. Pro forma amounts for 1997 reflect total compensation expense from the awards made in 1996 and 1997. Since compensation expense from stock options is recognized over the future years vesting period, and additional awards generally are made each year, pro forma amounts for 1997 may not be representative of future years amounts. During 1997, 50,000 options were granted with an exercise and market price of $15.19 and $27.375, respectively, and an estimated grant-date fair value of $18.29. Additionally, 25,000 options were granted in 1997, with an exercise and market price of $26.375, and an estimated grant-date fair value of $12.35.

The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value based method of accounting established by SFAS No. 123:

Year ended June 30                                    1997                1996
--------------------------------------------------------------------------------
Net income:
        As reported                               $   53,274          $   43,061
        Pro forma                                     51,866              42,373
--------------------------------------------------------------------------------
Earnings per share:
        As reported                               $     2.79          $     2.04
        Pro forma                                       2.72                2.01
--------------------------------------------------------------------------------


8. Income Taxes

Provision for income taxes

Year ended June 30                            1997          1996          1995
--------------------------------------------------------------------------------
Current:
        Federal                              $17,472       $15,701       $ 7,256
        State and other                          738         1,034         1,035
--------------------------------------------------------------------------------
                                              18,210        16,735         8,291
Deferred:
        Federal                                8,242         8,414         3,652
        State                                    527           383           527
--------------------------------------------------------------------------------
                                               8,769         8,797         4,179
--------------------------------------------------------------------------------
                                             $26,979       $25,532       $12,470
--------------------------------------------------------------------------------

                                      (25)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                             Continued
--------------------------------------------------------------------------------

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes and extraordinary loss due to the following:

Rate analysis

Year ended June 30                       1997            1996            1995
--------------------------------------------------------------------------------
Expected tax expense                   $ 28,089        $ 25,390        $ 11,964
State taxes                                 850             857             693
Foreign sales
  corporation                            (3,030)         (2,112)           --
Nondeductible items                       1,104             681            --
Other                                       (34)            716            (187)
--------------------------------------------------------------------------------
                                       $ 26,979        $ 25,532        $ 12,470
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets (liabilities) are as follows:

Deferred tax assets (liabilities)

June 30                                                 1997             1996
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                        $(39,339)        $(24,807)
  Other                                                 (4,167)          (2,210)
--------------------------------------------------------------------------------
                                                       (43,506)         (27,017)
Deferred tax assets:
  Postretirement benefits                                5,113            4,786
  Inventory costs                                        1,102              843
  Alternative minimum tax credit                          --              1,902
  Net operating loss                                     3,942            1,598
  Nondeductible reserves                                 3,720            5,196
  Other                                                  3,262              941
--------------------------------------------------------------------------------
                                                        17,139           15,266
--------------------------------------------------------------------------------
                                                      $(26,367)        $(11,751)
--------------------------------------------------------------------------------

The Company paid income taxes of $16,965, $16,832, and $6,884 during the years ended June 30, 1997, 1996, and 1995, respectively.

The Company has a foreign net operating loss carryforward of approximately $7,884 which has no expiration date.

The Company's extraordinary loss of $3,949 for the year ended June 30, 1996 is net of an income tax benefit of $2,383.

9. Employee Benefit Plans

The Company has a defined contribution retirement plan covering U.S. employees. The Company contributes 1% of the employee's gross compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's gross compensation. The plan also provides for additional contributions by the Company contingent upon the Company's results of operations. Contribution expense for the retirement plan for the years ended June 30, 1997, 1996, and 1995 was $7,528, $7,424, and $7,125, respectively.

Also, the Company provides medical, dental, and life insurance postretirement plans covering U.S. employees who meet specified age and service requirements. Certain employees who met specified age and service requirements on March 15, 1993 are covered by the Procter & Gamble plans and are not covered by these plans. The Company's current policy is to fund the cost of these benefits as payments to participants are required. Expense for postretirement benefits for the years ended June 30, 1997, 1996, and 1995 was $721, $536, and $376,
respectively.

Accrued postretirement benefits

June 30                                                  1997            1996
--------------------------------------------------------------------------------
Accumulated postretirement
  benefits:
  Eligible active plan participants                    $    108        $    146
  Retirees                                                  154              84
  Other active plan participants                          9,226           8,022
--------------------------------------------------------------------------------
                                                          9,488           8,252
Unrecognized gain from
  plan amendments                                         5,256           5,906
Unrecognized net loss                                    (1,066)         (1,222)
Other                                                       530             551
--------------------------------------------------------------------------------
                                                       $ 14,208        $ 13,487
--------------------------------------------------------------------------------

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plans is 9.0% for 1998 and is assumed to decrease gradually to 5.75% in 2005 and remain level thereafter. Due to the benefit cost limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

                                      (26)

------------------------------------------
Notes to Consolidated Financial Statements    Continued
------------------------------------------

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.5% at June 30, 1997 and 1996, respectively.

10. Significant Customer

The Company has entered into an agreement whereby Procter & Gamble will purchase a specified tonnage of fluff pulp from the Company each year. The agreement expires on December 31, 2002. Shipments of fluff pulp under the agreement are made to Procter & Gamble affiliates worldwide, as directed by Procter & Gamble. Net sales to Procter & Gamble for the years ended June 30, 1997, 1996, and 1995 were $189,461, $171,819, and $157,901, respectively.

11. Geographic Reporting

Geographic Segments

The Company has manufacturing operations in the United States, Canada, Germany, and Ireland. Net sales and identifiable assets by geographic area are as follows:

Year ended June 30                          1997           1996           1995
--------------------------------------------------------------------------------
Net sales:
  United States                           $501,124       $460,321       $408,587
  Other                                     57,809         10,658             --
--------------------------------------------------------------------------------
Identifiable assets:
  United States                           $498,690       $413,022       $379,056
  Other                                    238,774         39,777             --
--------------------------------------------------------------------------------

Operating data of foreign subsidiaries was not material during the relatively short period since acquisition. Other identifiable assets for the year ended June 30, 1997, includes $139,908 pertaining to operations in Canada.

Export Sales

Gross export sales by U.S. operations as a percent of consolidated total gross sales are as follows:

Year ended June 30                         1997            1996            1995
--------------------------------------------------------------------------------
Europe                                      32%             32%             30%
Asia                                        18              23              26
Other                                       10              14              14
--------------------------------------------------------------------------------
                                            60%             69%             70%
--------------------------------------------------------------------------------

12. Research and Development Expenses

Research and development costs of $8,423, $5,365, and $4,656 were charged to expense as incurred for the years ended June 30, 1997, 1996, and 1995, respectively.

13. Purchase Commitments

At June 30, 1997, under four separate agreements expiring at various dates through December 31, 2002, the Company is required to purchase certain timber from specified tracts of land that is available for harvest. At the option of the Company, certain of these timber purchase commitments may be extended through December 31, 2010. The contract price under the terms of these agreements is either at the then current market price or at fixed prices as stated in the contract. The fixed and determinable purchase obligations related to these contracts, based on contract prices as of June 30, 1997, are as follows:

Timber purchase commitments
                                                                         Amounts
--------------------------------------------------------------------------------
1998                                                                     $19,150
1999                                                                      18,633
2000                                                                      16,479
2001                                                                      14,620
2002                                                                      11,906
Thereafter                                                                 5,531
--------------------------------------------------------------------------------
                                                                         $86,319
--------------------------------------------------------------------------------

Purchases under these agreements for the years ended June 30, 1997, 1996, and 1995 were $23,441, $25,443, and $21,819, respectively.

14. Contingencies

The Company is subject to various environmental laws and regulations. The Company has reached an agreement (the Fenholloway Agreement) with the Florida Department of Environmental Regulation based upon the results of an environmental study of the Company's operations. In order to comply with the Fenholloway Agreement, the Company expects future capital expenditures of approximately $40,000 through 2000 to modify its facilities. In addition to the cost of compliance with the Fenholloway Agreement,


                                                   Buckeye Cellulose Corporation

                                      (27)

------------------------------------------
Notes to Consolidated Financial Statements    Continued
------------------------------------------

the cost of future compliance with other environmental regulations will depend on environmental regulations which are subject to change and the subsequent definition of the necessary technology to meet the changing regulations. Therefore, it is difficult to determine the total amount of expenditures that may be required in the future.

The Foley Plant is on the EPA CERCLIS list of potential hazardous substance release sites prepared pursuant to CERCLA. The EPA conducted a site investigation in early 1995. Although the Company considers it unlikely that the Foley Plant will be listed on the CERCLA National Priorities List and hence require remedial action, the possibility of such listing cannot be ruled out. If the site were to be placed on the National Priorities List, the costs associated with conducting a CERCLA remedial action could be material.

The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management that such litigation and claims will be resolved without material adverse effect on the Company's financial position or results of operation.

15. Fair Values of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, other accrued liabilities and notes payable, the carrying amounts approximate fair value due to their short maturities. The fair value of the Company's long-term debt is based on an average of the bid and offer prices at year-end. The carrying value and fair value of long-term debt at June 30, 1997 were $474,631 and $476,995, respectively, and at June 30, 1996 were $217,873 and
$209,924, respectively.


16. Quarterly Results of Operations (Unaudited)

                                                          First             Second               Third              Fourth
                                                         Quarter            Quarter             Quarter             Quarter
----------------------------------------------------------------------------------------------------------------------------
Year ended June 30, 1997
----------------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 126,514          $ 142,992           $ 139,499           $ 149,928
Gross margin                                               32,318             35,914              36,414              42,536
Operating income                                           24,543             26,828              27,083              30,938
Net income                                                 11,942             12,757              13,963              14,612
Earnings per share:
  Net income                                                 0.62               0.66                0.74                0.78
----------------------------------------------------------------------------------------------------------------------------
Year ended June 30, 1996
----------------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 108,566          $ 117,013           $ 113,246           $ 132,154
Gross margin                                               33,495             33,801              34,380              33,926
Operating income                                           27,303             27,872              28,004              25,388
Income before extraordinary loss                            7,737              9,902              15,513              13,858
Net income                                                  7,737              6,674              14,792              13,858
Earnings per share:
  Income before extraordinary loss                           0.37               0.47                0.72                0.65
  Extraordinary loss                                           --              (0.15)              (0.03)                 --
  Net income                                                 0.37               0.32                0.69                0.65
----------------------------------------------------------------------------------------------------------------------------

Buckeye Cellulose Corporation

                                      (28)

--------------------
Report of Management
--------------------

The preparation and integrity of the financial statements of Buckeye Cellulose Corporation are the responsibility of its management. These statements, which include amounts based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations and cash flows.

The Company maintains accounting and internal control systems which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, plus the establishment and communication of accounting and administrative policies and procedures, are important elements of these control systems.

The report of Ernst & Young LLP on their audits of the accompanying financial statements follows. This report states that the audits were made in accordance with generally accepted auditing standards. These standards include a study and evaluation of internal controls for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of outside directors, meets periodically with management and the independent auditors to discuss audit and financial reporting matters. To assure independence, Ernst & Young LLP has direct access to the Audit Committee.

   /s/  Robert E. Cannon                          /s/  David B. Ferraro
     Robert E. Cannon                                David B. Ferraro
Chairman of the Board and                  President and Chief Operating Officer
 Chief Executive Officer


--------------------------------------------------------------------------------
Report of Independent Auditors
--------------------------------------------------------------------------------


To the Board of Directors and Stockholders of Buckeye Cellulose Corporation

We have audited the accompanying consolidated balance sheets of Buckeye Cellulose Corporation as of June 30, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Buckeye Cellulose Corporation at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

Memphis, Tennessee                                 /s/ Ernst & Young LLP
August 7, 1997


                                      (29)

-----------------------
Selected Financial Data
-----------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                       Company                                                           Predecessor
                                                                                                                             (a)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               March       July 1,
                                                                                                             16,  1993      1992
                                                                                                              through      through
Year ended June 30                                                                                            June 30,     March 15
(In thousands, except per share data)                   1997          1996          1995          1994          1993         1993
------------------------------------------------------------------------------------------------------------------------------------
Operating Data:                                          (b)           (c)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                             $558,933      $470,979      $408,587      $371,526      $113,074     $233,460
Operating income                                       109,392       108,567        79,172        55,689        21,031       21,366
Income before extraordinary loss                        53,274        47,010        21,712        12,968         4,704       21,366
Net income                                              53,274        43,061        21,712        12,968         4,704       21,366
Earnings per share: (d)
     Income before extraordinary loss                     2.79          2.23
     Net income                                           2.79          2.04
Balance sheet data:
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                          $737,464      $452,799      $379,056      $374,204      $403,542     $446,732
Long-term debt less
     current portion                                   474,631       217,873       166,202       203,482       278,713
------------------------------------------------------------------------------------------------------------------------------------

(a) The Predecessor was historically operated as part of P&GCC. The Predecessor was allocated certain expenses for services provided by P&GCC and Procter & Gamble, including sales, general management, and financial services. Costs and expenses were allocated using formulas, primarily based on estimates of efforts expended and sales. Since debt obligations of Procter & Gamble were not specifically identifiable with individual operating units, interest charges are not reflected in the financial data of the Predecessor. Since Procter & Gamble had no tax sharing agreement for allocating income taxes to operating units, income tax expense or benefit is not reflected in the financial data of the Predecessor. On March 16, 1993, the Company acquired from P&GCC all of the assets of the Predecessor.

(b) Includes the operations of Alpha from September 1, 1996 and Merfin from May 28, 1997, their respective dates of acquisition.

(c) In fiscal 1996, an extraordinary loss of $3,949, net of tax benefit, was recognized on the early retirement of a portion of the Senior Notes. The minority interest charge representing P&GCC's limited partnership interest in BFLP ceased on November 28, 1995. Includes the operations of the Temming Business from May 1, 1996, the date of acquisition.

(d) Historical net income per share has not been presented as it is not considered relevant for periods prior to June 30, 1996.

Buckeye Cellulose Corporation
                                      (30)

--------------------------------------------------------------------------------
Directors and Officers of Buckeye Cellulose Corporation
--------------------------------------------------------------------------------

Directors

Robert E. Cannon
Chairman of the Board and Chief Executive Officer

R. Howard Cannon
President
Dryve, Inc.

Red Cavaney*
President and Chief Executive Officer
American Plastics Council

David B. Ferraro
President and Chief Operating Officer

Henry F. Frigon+
Private Investor

Samuel M. Mencoff*+
Vice President
Madison Dearborn Partners, Inc.

Harry J. Phillips, Sr.*+
Chairman of the Executive Committee
Browning-Ferris, Inc.

*  Audit Committee
+  Compensation Committee



Corporate Officers

Robert E. Cannon, Chairman & Chief Executive Officer

David B. Ferraro, President & Chief Operating Officer

Henry P. Doggrell, Senior Vice President, Corporate Affairs & General Counsel

George B. Ellis, Senior Vice President, Manufacturing-Specialty Cellulose

E. Allen Eppinger, Senior Vice President, Manufacturing-Absorbent Products

Paul N. Horne, Senior Vice President, Commercial-Specialty Cellulose

B. Jerry L. Huff, Senior Vice President, Research & Development

Kristopher J. Matula, Senior Vice President, Commercial-Absorbent Products

David H. Whitcomb, Senior Vice President, Finance & Accounting

Charles S. Aiken, Vice President, Wood Cellulose Manufacturing

G. Douglas Allbritton, Vice President, Cotton Fiber Purchasing

William L. Blankenship, Vice President, Cotton Cellulose Manufacturing

Thomas R. Day, Vice President, Americas & Far East Cellulose Sales

Robert F. Eggleston, Vice President, Information Systems

William M. Handel, Vice President, Human Resources

R. Neil O'Brien, Vice President, External Affairs

Mann A. Shoffner, Vice President, Cellulose Sales & Marketing

James L. Westphal, Vice President, Nonwovens Sales & Marketing

Sheila Jordan Cunningham, Secretary & Associate General Counsel

Officer Retirement  Herman P. van Eck, Vice President, Sales, retired in August
                    1997 after 40 years of distinguished service and outstanding contributions to Buckeye and its predecessors.


                                      (31)

--------------------------------------------------------------------------------
Shareholder Information
--------------------------------------------------------------------------------


Common Stock Price Range
                                                        Stock Price
--------------------------------------------------------------------------------
Year ended June 30                             1997                  1996*
                                         High       Low        High       Low
                                       -----------------------------------------
First quarter (ended September 30)     $27 5/8    $22
Second quarter (ended December 31)      28 1/8     25 3/8    $22 1/2    $19
Third quarter (ended March 31)          32 1/4     25 3/4     24         21 1/4
Fourth quarter (ended June 30)          37         29 7/8     29 1/8     21 7/8

*Beginning with the initial public offering in November 1995

The Company has no plans to pay dividends in the foreseeable future.


Corporate Headquarters
Buckeye Cellulose Corporation
1001 Tillman Street
P. O. Box 80407
Memphis, TN 38108-0407
Telephone: 901-320-8100

Transfer Agent & Registrar
Union Planters National Bank
P. O. Box 387
Memphis, TN 38147

Auditors
Ernst & Young LLP
1400 One Commerce Square
Memphis, TN 38103

Stock Listing and Shareholders
Buckeye Cellulose Corporation is traded on the New York Stock Exchange under the symbol BKI. There were approximately 5,225 shareholders on September 3, 1997, based on the number of record holders of the Company's common stock and an estimate of the number of individual participants represented by security position listings.

Annual Meeting
The Buckeye Cellulose Corporation annual meeting of shareholders will be held on Tuesday, October 21, 1997 at 5:00 p.m. (CDT) at the Dixon Gallery and Gardens, 4339 Park Avenue, Memphis, TN.

Supplemental Information
For copies of the form 10-K annual report filed with the Securities and Exchange Commission, or for additional information about Buckeye, please contact: Mimi Hall, Buckeye Cellulose Corporation, 5395 Estate Office Drive, Suite One, Memphis, TN 38119-3636, telephone: 901-682-1360.



                                      (32)

                                     [LOGO]

[LOGO] BUCKEYE  1001 Tillman Street, P. O. Box 80407, Memphis, TN 38108-0407