Form 10-K, Exhibit 13
period 1998-06-30
BUCKEYE TECHNOLOGIES INC
filed 1998-09-23
CIK 899597

A FEW WORDS ABOUT WHAT WE DO...

We start with the natural cellulose molecule, one of the most abundant organic materials on earth. Our cellulose comes from cotton and wood, both renewable resources. We have developed sophisticated manufacturing processes to create innovative products that meet the technologically demanding requirements of our customers around the world.

Cellulose, the primary structural material in essentially all plant life, was used as early as 3500 B.C. to create one of the first consumer products--papyrus writing scrolls. The scrolls were made by using stones to compress and smooth cross-layered stalks of wet, crushed papyrus. Modern processing of cellulose has become technologically sophisticated, and the uses for cellulose have become numerous and exceptionally diverse.

Today, one of the world's leading producers of advanced cellulosic materials is Buckeye Technologies, a global developer, manufacturer, and marketer of chemical cellulose, customized paper cellulose and absorbent products.

Chemical cellulose is used in food casings for hot dogs, sausages and other meats; rayon filament for garment linings, fashion apparel and automotive tire reinforcement; thickeners for low-fat dairy products, cosmetics, pharmaceutical products and construction materials; and acetate for exceptionally clear plastics, photographic film and fibers.

Customized paper cellulose is used in automotive, laboratory, and industrial filters and in high quality papers, including personal stationery, premium letterhead and currency paper. It is also used in printed circuits, battery separators and decorative laminates.

Absorbent cellulose and air-laid nonwovens are used in disposable diapers, feminine hygiene and adult incontinence products, plus a variety of other disposables, including towelettes and baby wipes.

At Buckeye, we transform natural molecules into materials that are key to our customers' manufacture of innovative products that make everyday living better. We focus on providing value-added products to specialty niche markets that have technologically demanding process and product performance requirements.

We want our products to be the best available anywhere. Our research and development focuses on creating innovative new products, enhancing existing products and developing new end-use applications for our products. We strive to develop and pioneer proprietary and technologically unique products tailored to meet our customers' needs.

Customer satisfaction is Buckeye's highest priority. We view our processes and those of our customers as a continuum leading to the manufacture of a superior end product. Consequently, we seek to establish close, collaborative technological alliances with our customers, and we view these relationships as a long-term commitment. These customer alliances promote the exchange of information and assist in mutually streamlining operations and implementing product development programs. The result is better cost control and improved end-product quality.

Our customer technical service representatives work with our customers through all the stages of product development and manufacturing to evaluate the performance of our products and thus ensure that they meet customer specifications. This enables us to determine if redesigning our product will make it function more effectively and efficiently in each customer's production process.

In working with our customers, we also strive to understand their businesses thoroughly so that we can anticipate customer needs and provide proactive technical support. Knowledge of our customers' businesses leads to product innovations that benefit our customers and, in turn, their customers.

Buckeye combines unmatched technological skill and superior manufacturing expertise to deliver added value to our customers.

(PICTURE OF LEAF)

WE SAFEGUARD

Buckeye is committed to safeguarding the environment and protecting the health of our employees, neighbors and those who use our products. We work proactively with government agencies and other organizations to achieve high levels of environmental performance. We continually assess our programs and monitor our progress toward achieving environmental harmony.

Buckeye's customized paper cellulose gives currency better tear resistance, improved color permanence and enhanced printability.

WE CIRCULATE

WE FRAME

Acetate plastics made from Buckeye's chemical cellulose have exceptional purity, uniformity and clarity-- qualities required by our customers and ultimately by consumers.

(PICTURE OF SUNGLASSES)

(PHOTO OF CAPSULES)

WE DISSOLVE

We produce cellulosic materials that aid in the time-release of medications for more effective absorption and treatment.

(PHOTO OF FEMALE MODEL)

Our high quality cellulose is used to produce rayon and acetate textile filaments that give apparel fabrics their desirable silk-like properties and high fashion appeal.

WE CLOTHE

WE FRESHEN

Baby wipes and towelettes derive their superior softness, texture and strength from Buckeye's high quality absorbent cellulose and air-laid non-wovens process.

(PHOTO OF TOWLETTES)

(PHOTO OF CHILDREN)

WE CARE

Buckeye is dedicated to actively contributing to the enhancement of the quality of life in the areas where we live and work. As a responsible and concerned corporate citizen, we support a wide variety of organizations and activities focusing on the education of our youth, the enjoyment of the arts and the needs of all those in our communities.

(PHOTO)

Food casings made from Buckeye's chemical cellulose provide the consistent purity and strength required by meat processors worldwide.

WE SHAPE

(PHOTO OF HOTDOG)

(PHOTO OF AUTOMOBILES)

WE STRENGTHEN

High performance automotive tires rely on the superior heat resistance and exceptional strength of rayon tire cord made from our specialty chemical cellulose.

Research at Buckeye has led to the development of new cellulose materials for reliable feminine hygiene products made of ultrathin layers that provide superior fluid acquisition, distribution and storage to enhance comfort, dryness and protection.

WE PROTECT

(PHOTO OF FEMININE HYGENE PRODUCTS)

WE ABSORB

(PHOTO OF BABY IN DIAPER)

Dependability and comfort are the hallmarks of our absorbent products, which provide rapid fluid absorbency, effective transport and superior leakage protection in today's thin, form-fitting designs.

WE FILTER

(PHOTO OF AUTOMOTIVE FILTERS)

Buckeye's specialty cellulose provides greater operating efficiency and extended life in automotive, laboratory and industrial filters.

A wide variety of familiar consumer products, such as shampoo, toothpaste, shower gel, and even fat-free dairy products, owe their texture to thickeners made from Buckeye's chemical cellulose.

WE THICKEN

(PHOTO OF LIQUID SPILLING FROM BOTTLE)

BUCKEYE'S PRODUCT CATEGORIES AND
CUSTOMERS' END-USE APPLICATIONS

CHEMICAL CELLULOSE

FOOD CASINGS                        RAYON FILAMENT

Hot dogs                            Garment linings
Sausages                            Fashion apparel
Other meats                         Tire reinforcement

ETHERS (THICKENERS)                 ACETATE

Foods                               Plastics
Cosmetics                           Photographic film
Pharmaceuticals                     Fibers
Construction materials

CUSTOMIZED PAPER CELLULOSE

FILTERS                             PREMIUM PAPERS

Automotive                          Currency
Laboratory                          Personal stationery
Industrial                          Premium letterhead

ABSORBENT PRODUCTS

DISPOSABLES

Baby diapers
Feminine hygiene
Adult incontinence
Baby wipes
Towelettes


                                    ------------------------------

                                    SALES BY REGION

                                    ------------------------------

                                    United States              31%
                                    Europe                     38%
                                    Asia                       17%
                                    Other                      14%

                                    ------------------------------

                                    SALES BY PRODUCT

                                    ------------------------------

                                    Chemical Cellulose         39%
                                    Customized Paper           22%
                                    Absorbent Products         39%

FINANCIAL REVIEW

INTRODUCTION

Buckeye Technologies Inc., formerly Buckeye Cellulose Corporation (BCC), and its subsidiaries (the Company) manufacture value-added cellulose-based specialty products in the United States, Canada, and Europe, and sell these products in worldwide markets. Results of operations for the period July 1, 1995 through November 27, 1995 include the combined results of BCC and Buckeye Florida Corporation (BFC), which were commonly owned. On November 28, 1995, shareholders of BFC, the sole general partner of Buckeye Florida, Limited Partnership (BFLP), exchanged all of their outstanding common stock for common stock of BCC, and BFC became a wholly-owned subsidiary of BCC. Concurrently, the Company acquired/redeemed the limited partnership interest in BFLP; completed an initial primary and secondary public offering of common stock; and refinanced substantially all of its outstanding indebtedness.

In May 1996, the Company acquired the specialty cellulose facilities of Peter Temming AG (Temming), located in Glueckstadt, Germany. In September 1996, the Company acquired Alpha Cellulose Holdings, Inc. (Alpha) with its specialty cellulose producing facility located in Lumberton, North Carolina. In May 1997, the Company completed its tender offer for Merfin International Inc. (Merfin), with absorbent products facilities located in Delta (near Vancouver), Canada; Cork, Ireland; and King, North Carolina.


RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1998 AND JUNE 30, 1997

Net sales for 1998 were $630.2 million, compared to $558.9 million in 1997, an increase of $71.3 million or 13%. The increase was primarily due to higher sales volume resulting from the acquisition of Merfin and Alpha.

In 1998, operating income was $122.4 million, compared to $109.4 million for 1997, an increase of $13.0 million or 12%. The 1998 operating income as a percentage of sales was 19.4%, virtually the same as 1997. Increased investment in product development and the start-up of a new facility were offset by lower overall raw material costs.

Net interest and amortization of debt costs for 1998 were $36.3 million, compared to $27.9 million for 1997, an increase of $8.4 million. This increase was due to higher average debt balances, resulting from the acquisition of Merfin and Alpha.

The Company's net income for 1998 was $55.3 million, or $1.45 per share on a diluted basis, compared to 1997 net income of $53.3 million, or $1.38 per share on a diluted basis.

Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1996

Net sales for 1997 were $558.9 million, compared to $471.0 million for 1996, an increase of $87.9 million or 19%. The increase was primarily due to an 18% increase in unit sales volume and a move to a higher value-added product mix. The unit sales volume increase consisted of a 5% increase from comparable businesses plus the new volume contributed by acquisitions.

In 1997, operating income was $109.4 million, compared to $108.6 million in 1996. Operating income as a percentage of sales declined to 19.6%, a decrease of
3.5 percentage points from 1996, due to a reduction in the average unit sales price (excluding product mix changes), higher raw material costs for cotton linters and wood, and higher selling, research and administrative expenses. Selling, research and administrative expenses in 1997 were $10.8 million higher than in 1996, and increased as a percentage of sales by 1.0 percentage point, primarily due to added product development spending and noncompete agreements related to the acquisitions.

Net interest and amortization of debt costs for 1997 were $27.9 million, compared to $17.0 million for 1996, an increase of $10.9 million. The increase was due to substantially higher debt levels, primarily associated with the acquisitions and a $50.0 million stock repurchase.

There was no minority interest in 1997, compared to $16.6 million for the five-month period July through November 1995.

The effective income tax rate was 33.6% for 1997, compared to 35.2% for 1996, primarily as the result of a full year's effect of the foreign sales corporation established in November 1995.

The Company's net income for 1997 was $53.3 million, or $1.38 per share on a diluted basis, compared to $43.1 million, or $1.01 per share on a diluted basis, for 1996, an increase of $10.2 million or 24%. The 1996 fiscal year reflected a $3.9 million extraordinary charge for the early retirement of debt.


FINANCIAL CONDITION

STOCK SPLIT

On January 21, 1998, the Board of Directors of the Company declared a two-for-one stock split for stockholders of record as of February 10, 1998. The stock split was paid in the form of a stock dividend of one share of common stock for each issued share of common stock on February 17, 1998. All share data and related amounts in this discussion have been restated to reflect the stock split.


CASH FLOW

Cash provided by operating activities totaled $94.0 million in 1998, $117.4 million in 1997, and $60.1 million in 1996. Cash generated in 1998 was below 1997 because 1998 did not benefit from the unusual reductions in working capital that favorably impacted 1997. In 1997, a decrease in inventories of $10.3 million, in addition to higher net income, contributed to the increase in cash flow. In 1996, an increase of $22.7 million in accounts receivable and $27.6 million in inventories negatively affected cash flow.

Capital expenditures for property, plant and equipment were $66.7 million in 1998, $42.8 million in 1997, and $34.8 million in 1996. The Company made these expenditures to purchase, modernize, and upgrade production equipment and to maintain and acquire facilities. Capital expenditures (including environmental expenditures) for 1999 are expected to be approximately $75 million.

On February 4, 1998, the Board of Directors authorized the repurchase of an additional 2.0 million shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. Pursuant to this repurchase authorization, and the Company's original 2.0 million share repurchase plan in effect since August 1996, 911,200 shares were repurchased during 1998 for $18.4 million, bringing the total number of shares repurchased to 2,090,200 through June 30, 1998.


LEVERAGE/CAPITALIZATION

On April 7, 1998, the stockholders of the Company approved an increase in the Company's authorized shares of common and preferred stock to 100 million shares and 10 million shares, respectively.

In 1997, the Company used $50 million of the proceeds from a debt offering to fund a stock repurchase of 4,519,774 shares of common stock. The favorable impact on diluted earnings per share resulting from the stock repurchase was $0.08.

In June 1998, the Company completed a private placement of $150 million principal amount of 8% unsecured Senior Subordinated Notes. The proceeds were used to reduce outstanding borrowings under the bank credit facility. Subsequent to June 30, 1998, the Company exchanged all of these notes for public notes with the same terms. Total debt decreased to $457.7 million at June 30, 1998 from $478.1 million at June 30, 1997, a decrease of $20.4 million.

The total debt to capital ratio was 74.6% at June 30, 1998, compared to 78.9% at June 30, 1997 and 60.9% in 1996. The interest coverage ratio was 4.6x in 1998, 5.1x in 1997 and 7.9x in 1996.


LIQUIDITY

The Company believes that its cash flow from operations, together with the borrowings available under its credit facility, will be sufficient to fund capital expenditures (including environmental expenditures), meet operating expenses, fund authorized common stock repurchases, and service all debt requirements for the foreseeable future. Consistent with the Company's stated policy, there are no plans to pay dividends in the foreseeable future. At June 30, 1998, the Company had unused borrowing capacity of $177.5 million on the bank credit facility.

MARKET RISK

The Company is exposed to market risk from changes in foreign exchange, interest rates and raw material costs. To reduce such risks, the Company selectively uses financial instruments. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures. Further, the Company does not enter into financial instruments for trading purposes.

A discussion of the Company's accounting policies for risk management is included in the Accounting Policies in the Notes to the Consolidated Financial Statements.


INTEREST RATES

At June 30, 1998, the fair value of the Company's total long-term debt is estimated at $467.3 million, using quoted market prices and yields obtained for similar types of borrowing arrangements, taking into consideration the underlying terms of the debt. Such fair value exceeds the carrying value of long-term debt at June 30, 1998 by $10.5 million. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to $11.3 million at June 30, 1998.

The Company had $46.9 million of variable rate long-term debt outstanding at June 30, 1998. At this borrowing level, a hypothetical 10% adverse change in interest rates would have a $0.3 million unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposures on floating rate debt are with respect to U.S. prime rates and European interbank rates.


FOREIGN CURRENCY EXCHANGE RATES

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Therefore foreign currency exposures arising from transactions are not material to the Company. The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the German mark and the Irish punt.

The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company does not generally hedge these net investments. However, the Company uses capital structuring techniques to manage its net investment in foreign currencies as considered necessary. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates is $204.7 million at June 30, 1998. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates at June 30, 1998 amounts to $19.2 million. This change would be reflected in the equity section of the Company's balance sheet.


COST OF RAW MATERIALS

Amounts paid by the Company for wood and cotton fiber represent the largest component of the Company's variable costs of production. The cost of these materials is subject to market fluctuations caused by factors beyond the Company's control, including weather conditions. Significant increases in the cost of wood or cotton fiber, to the extent not reflected in prices for the Company's products, could materially and adversely affect the Company's business, results of operations and financial condition.


FORWARD-LOOKING INFORMATION

The above risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk, assuming that certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to actual developments in the global financial markets. The analysis methods used by the Company to assess and mitigate risks discussed above should not be considered projections of future events or losses.


ENVIRONMENTAL MATTERS

The Company's operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. The Company devotes significant resources to maintaining compliance with such requirements. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including standards applicable to wastewater discharges and air emissions) and will continue to incur substantial costs to comply with such requirements. Given the uncertainties associated with predicting the scope of future requirements, there can be no assurance that the Company will not in the future incur material environmental compliance costs or liabilities. For additional information on environmental matters, see Note 15 to the Consolidated Financial Statements.


YEAR 2000 COMPLIANCE

The Company is dependent upon computerized information systems for all phases of its operations, including production, distribution and accounting. During the last three years, the Company has replaced substantially all of its mission-critical information technology (IT) systems, giving the Company the benefit of new technology and functionality while becoming year 2000 compliant. The Company's suppliers, distributors and customers may have year 2000 problems, which could adversely affect the Company.

The Company has developed a plan and timetable to determine the impact of the year 2000 on its operations and to achieve year 2000 compliance. The Company has separated its compliance analysis into four categories. These categories are mission-critical IT systems, other IT systems, non-IT systems and major customer and supplier IT systems. The Company has also identified five major steps, within each of these areas, that need to be completed in order to become year 2000 compliant. These steps are: (1) identifying compliance owners, (2) making an inventory of all systems to determine compliance or noncompliance, (3) establishing a plan to implement any required changes, (4) testing the implementation plan, and (5) completing the plan and verifying that compliance has been achieved.

For mission-critical IT systems and other IT systems, the Company has completed the first four steps and is scheduled to complete the fifth step by July 1, 1999. For non-IT systems and major customer and supplier IT systems, the Company has set the target completion dates as follows: finishing the inventory by December 1, 1998; establishing the implementation plan by January 1, 1999 and completing the plan testing by February 1, 1999. The total plan will be completed and compliance verification will be achieved by July 1, 1999 for all systems.

The Company believes at present that the cost to achieve compliance will not have a material effect on its financial position, liquidity, or results of operations. The Company's contingency plan for all systems is established as part of the implementation plan and is modified as required.


FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED STATEMENTS OF INCOME

(In $ thousands, except per share data)

                                                                      Year ended June 30
                                                               1998           1997           1996
                                                           --------------------------------------
NET SALES                                                  $630,210       $558,933       $470,979
Cost of goods sold                                          461,757        411,751        335,377
                                                           --------------------------------------
Gross margin                                                168,453        147,182        135,602
Selling, research and administrative expenses                46,042         37,790         27,035
                                                           --------------------------------------
OPERATING INCOME                                            122,411        109,392        108,567
Other income (expense):
   Interest income                                              539            765          1,060
   Interest expense and amortization of debt costs          (36,808)       (28,691)       (18,061)
   Other                                                     (2,285)        (1,213)          (451)
   Minority interest                                             --             --        (16,628)
   Secondary offering costs                                      --             --         (1,945)
                                                           --------------------------------------
                                                            (38,554)       (29,139)       (36,025)
                                                           --------------------------------------
Income before income taxes and extraordinary loss            83,857         80,253         72,542
Income taxes                                                 28,597         26,979         25,532
                                                           --------------------------------------
Income before extraordinary loss                             55,260         53,274         47,010
Extraordinary loss, net of tax benefit                           --             --         (3,949)
                                                           --------------------------------------
NET INCOME                                                 $ 55,260       $ 53,274       $ 43,061
=================================================================================================
Earnings per share--basic:
   Income before extraordinary loss                        $   1.49       $   1.40       $   1.11
   Extraordinary loss, net of tax benefit                        --             --           (.09)
                                                           --------------------------------------
NET INCOME                                                 $   1.49       $   1.40        $  1.02
=================================================================================================
Earnings per share--assuming dilution:
   Income before extraordinary loss                        $   1.45       $   1.38       $   1.10
   Extraordinary loss, net of tax benefit                        --             --           (.09)
                                                           --------------------------------------
NET INCOME                                                 $   1.45       $   1.38       $   1.01
=================================================================================================

See accompanying notes.

 CONSOLIDATED BALANCE SHEETS

(In $ thousands, except share data)

                                                                                                      June 30
                                                                                                1998           1997
                                                                                            -----------------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                                $  1,472       $  5,164
   Short-term investments                                                                      2,900          2,900
   Accounts receivable--trade, net of allowance for doubtful accounts of $1,174 and
      $1,322 at June 30, 1998 and 1997, respectively                                          85,354         76,527
   Accounts receivable--other                                                                  3,367          3,176
   Inventories                                                                               100,372        107,390
   Deferred income taxes                                                                       4,531          3,479
   Prepaid expenses and other                                                                  5,510          2,487
                                                                                            -----------------------
TOTAL CURRENT ASSETS                                                                         203,506        201,123

Property, plant and equipment, net                                                           401,947        382,677
Goodwill, net                                                                                132,488        140,845
Deferred debt costs and other, net                                                            13,595         12,819
                                                                                            -----------------------
TOTAL ASSETS                                                                                $751,536       $737,464
===================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade accounts payable                                                                   $ 25,142       $ 29,761
   Accrued expenses                                                                           49,547         49,830
   Notes payable                                                                                 829          3,440
   Current portion of long-term debt                                                             511             --
                                                                                            -----------------------

TOTAL CURRENT LIABILITIES                                                                     76,029         83,031

Long-term debt                                                                               456,332        474,631
Accrued postretirement benefits                                                               15,159         14,208
Deferred income taxes                                                                         34,609         29,846
Other liabilities                                                                             13,728          7,558
Commitments and contingencies (Notes 6, 14, and 15)

STOCKHOLDERS' EQUITY:

   Preferred stock, $.01 par value; 10,000,000 and 5,000,000 shares authorized
      in 1998 and 1997, respectively; none issued or outstanding                                  --             --
   Common stock, $.01 par value; 100,000,000 and 50,000,000 shares authorized in 1998 and 1997, respectively; 43,142,770 shares issued; and 36,753,546
      and 37,449,196 shares outstanding at June 30, 1998 and 1997, respectively                  431            431
   Additional paid-in capital                                                                 65,799         65,928
   Deferred stock compensation                                                                (2,405)        (2,200)
   Cumulative translation adjustment                                                         (17,060)        (4,673)
   Retained earnings                                                                         190,979        135,719
   Treasury shares, 6,389,224 shares and 5,693,574 shares at
      June 30, 1998 and 1997, respectively                                                   (82,065)       (67,015)
                                                                                            -----------------------
TOTAL STOCKHOLDERS' EQUITY                                                                   155,679        128,190
                                                                                            -----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  $751,536       $737,464
===================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In $ thousands, except share data)

                                             Additional     Deferred    Cumulative
                                    Common     paid-in        stock    translation Retained     Treasury
                                     stock     capital    compensation  adjustment earnings      shares       Total
                                    -------------------------------------------------------------------------------
BALANCE AT JULY 1, 1995              $394     $44,843          $  --       $  --   $ 39,384        $ --    $ 84,621
Issuance of 3,451,530 shares
   of common stock                     34      13,115             --          --         --          --      13,149
Compensation charge for stock
   options                             --         635             --          --         --          --         635
Deferred stock compensation            --       2,478         (2,478)         --         --          --          --
Amortization of deferred stock
   compensation                        --          --            105          --         --          --         105
Translation adjustment                 --          --             --        (683)        --          --        (683)
Net income                             --          --             --          --     43,061          --      43,061
                                     ------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996              428      61,071         (2,373)       (683)    82,445          --     140,888
Purchase of 5,698,774 shares           --          --             --          --         --     (67,063)    (67,063)
Issuance of 333,524 shares
   of common stock                      3       4,248             --          --         --          48       4,299
Deferred stock compensation            --         609           (609)         --         --          --          --
Amortization of deferred
   stock compensation                  --          --            782          --         --          --         782
Translation adjustment                 --          --             --      (3,990)        --          --      (3,990)
Net income                             --          --             --          --     53,274          --      53,274
                                     ------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1997              431      65,928         (2,200)     (4,673)   135,719     (67,015)    128,190
Purchase of 911,200 shares             --          --             --          --         --     (18,445)    (18,445)
Issuance of 215,550 shares
   of common stock                     --      (1,209)            --          --         --       3,395       2,186
Compensation charge
   for stock options                   --          70             --          --         --          --          70
Deferred stock compensation            --       1,010         (1,010)         --         --          --          --
Amortization of deferred
   stock compensation                  --          --            805          --         --          --         805
Translation adjustment                 --          --             --     (12,387)        --          --     (12,387)
Net income                             --          --             --          --     55,260          --      55,260
                                     ------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998             $431     $65,799        $(2,405)   $(17,060)  $190,979    $(82,065)   $155,679
===================================================================================================================

See accompanying notes.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $ thousands)

                                                                                        Year ended June 30
                                                                                 1998           1997           1996
                                                                              -------------------------------------
OPERATING ACTIVITIES
Net income                                                                  $  55,260      $  53,274      $  43,061
Adjustments to reconcile net income to net cash provided
   by operating activities:
      Extraordinary loss, net of tax benefit                                       --             --          3,949
      Minority interest                                                            --             --         16,628
      Depreciation                                                             36,562         30,287         25,212
      Amortization                                                              7,460          5,800          1,481
      Deferred income taxes                                                     3,768          8,769          8,797
      Other                                                                     2,500          4,198          1,523
      Changes in operating assets and liabilities:
         Accounts receivable                                                   (8,609)            (4)       (22,700)
         Inventories                                                            5,103         10,347        (27,609)
         Prepaid expenses and other assets                                     (3,459)         3,998         (3,325)
         Accounts payable and other current liabilities                        (4,544)           736         13,043
                                                                              -------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      94,041        117,405         60,060

INVESTING ACTIVITIES
Acquisitions of businesses                                                     (3,869)      (172,670)       (89,192)
Purchases of property, plant and equipment                                    (66,720)       (42,757)       (34,807)
Other                                                                             (58)          (440)         5,852
                                                                              -------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                         (70,647)      (215,867)      (118,147)

FINANCING ACTIVITIES
Proceeds from sale of equity interests                                          1,757             48         13,149
Purchase of treasury shares                                                   (18,445)       (67,063)            --
Net borrowings (payments) under revolving line of credit                     (125,557)       110,612         54,620
Proceeds from long-term debt                                                  160,480         99,449        149,439
Payments for debt issuance costs                                               (4,000)        (4,677)        (5,506)
Minority interest distribution                                                     --             --         (1,590)
Principal payments on long-term debt and other                                (41,163)       (34,992)      (163,687)
                                                                              -------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           (26,928)       103,377         46,425
EFFECT OF FOREIGN CURRENCY RATE FLUCTUATIONS ON CASH                             (158)           249           (127)
                                                                              -------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (3,692)         5,164        (11,789)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  5,164             --         11,789
                                                                              -------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $   1,472      $   5,164      $      --
===================================================================================================================

See accompanying notes.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In $ thousands, except share data)


1. ACCOUNTING POLICIES

BUSINESS DESCRIPTION AND BASIS OF

PRESENTATION

The financial statements are consolidated financial statements of Buckeye Technologies Inc., formerly Buckeye Cellulose Corporation (BCC), and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. Results of operations for the period July 1, 1995 through November 27, 1995 include the combined results of BCC and Buckeye Florida Corporation (BFC), which were commonly owned. On November 28, 1995, shareholders of BFC, the sole general partner of Buckeye Florida, Limited Partnership (BFLP), exchanged all of their outstanding common stock for common stock of BCC, and BFC became a wholly-owned subsidiary of BCC. Concurrently, the Company and its subsidiaries redeemed and/or acquired the limited partnership interest in BFLP for $62,078 in cash.

     The Company manufactures and distributes value-added, cellulose-based specialty products used in numerous applications including disposable diapers, personal hygiene products, engine air and oil filters, food casings, rayon filament, acetate fibers and plastics, thickeners, and papers.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be temporary cash investments with a maturity of three months or less when purchased.

SHORT-TERM INVESTMENTS

Short-term investments consist of a $2,900 certificate of deposit, which the Company has pledged as collateral to secure loans obtained by certain officers of the Company. In July 1998, these loans were repaid in full.

INVENTORIES

Inventories are stated at the lower of cost (determined on the average cost method or on a first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. The cost of major renewals and improvements is capitalized. Depreciation is computed by the straight-line method over the following estimated useful lives: buildings--30 to 40 years; machinery and equipment--5 to 16 years.

INTANGIBLE ASSETS

Goodwill is amortized by the straight-line method over 30 to 40 years. The Company periodically reviews the value of its goodwill to determine if impairment has occurred. Potential impairment of recorded goodwill is measured by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. Approximately 95% of the Company's goodwill is attributable to the Company's 1997 acquisitions (see Note 2). Goodwill is net of accumulated amortization of $6,758 and $3,035 at June 30, 1998 and 1997, respectively. Deferred debt costs are amortized by the interest method over the life of the related debt and are net of accumulated amortization of $2,038 and $1,236 at June 30, 1998 and 1997, respectively. Noncompete agreements, which are included in deferred debt costs and other on the consolidated balance sheets, are amortized over the agreement term using the straight-line method, and are net of accumulated amortization of $3,667 and $2,756 at June 30, 1998 and 1997, respectively.

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

CREDIT RISK

The Company generally obtains credit insurance or requires the customer to provide a letter of credit for export sales. Credit limits have been established for all domestic and foreign customers and are monitored routinely.

ENVIRONMENTAL COSTS

Liabilities are recorded when environmental assessments are probable and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action.

REVENUE RECOGNITION

Revenues are recognized when title to the goods passes to the customer. Net sales are composed of sales reduced by sales allowances and distribution costs.

FOREIGN CURRENCY TRANSLATION

Company management has determined that the local currency of its German, Canadian and Irish subsidiaries is the functional currency, and accordingly Deutsche mark, Canadian dollar, and Irish punt-denominated balance sheet accounts are translated into United States dollars at the rate of exchange in effect at fiscal year end. Income and expense activity for the period is translated at the weighted average exchange rate during the period. Translation adjustments are included as a separate component of stockholders' equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

EARNINGS PER SHARE

During the quarter ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128), which specifies the computation, presentation and disclosure requirements for earnings per share (EPS). On January 21, 1998, the Board of Directors of the Company declared a two-for-one stock split for stockholders of record as of February 10, 1998. The stock split was paid on February 17, 1998 in the form of a stock dividend of one share of common stock for each issued share of common stock. All share data and related amounts have been restated to reflect the stock split. All prior period EPS data has been restated to conform with the provisions of SFAS 128.

STOCK-BASED COMPENSATION

The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock option plans.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income. This statement establishes requirements for disclosure of comprehensive income and will become effective for the Company's 1999 fiscal year, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally includes changes in stockholders' equity, such as foreign currency translation gains and losses. The Company is evaluating alternative formats for presenting this information.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS
131). This statement established standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also established standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 will become effective for the Company's 1999 fiscal year and may require that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS
133). This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will become effective for the Company's 2000 fiscal year. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of SFAS 133 will have a significant effect on earnings or the financial position of the Company.

2. BUSINESS COMBINATIONS

The November 1995 acquisition of the limited partnership interest in BFLP has been recorded using the purchase method of accounting. The allocation of the purchase price was based on the respective fair value of assets and liabilities, and resulted in an increase to property, plant and equipment of $4,098 and a reduction in goodwill of $9,951. The operations of BFLP are consolidated in the accompanying financial statements, and the limited partnership interest is recorded as a minority interest prior to the date of acquisition/redemption.

     Effective May 1, 1996, Buckeye Cellulose GmbH, a wholly-owned subsidiary of the Company, purchased the property, plant, equipment and inventories of the specialty cellulose business of Peter Temming AG (the Temming Business) in Glueckstadt, Germany for $27,114 in cash plus assumed liabilities of $2,994. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition.

Temming purchase price allocation

Inventory                                       $11,721
Property, plant and equipment                    16,870
Noncompete agreement                              1,517
                                                -------
                                                $30,108
                                                =======

         On September 1, 1996, the Company acquired all of the issued and outstanding stock of Alpha Cellulose Holdings, Inc. (Alpha) for $25,921 in cash, 328,324 shares of Company common stock valued at $4,244, and the assumption of long-term debt of $34,276. Alpha is located in Lumberton, North Carolina, and its primary business is the manufacture of specialty cellulose. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets has been recorded as goodwill, and is being amortized by the straight-line method over 30 years.

Alpha purchase price allocation

Working capital, net of cash                    $13,950
Property, plant and equipment                    27,538
Other assets                                        390
Noncompete agreement                              4,000
Goodwill                                         25,021
Other liabilities                                (6,458)
                                                -------
                                                $64,441
                                                =======

     On May 28, 1997, the Company's wholly-owned subsidiary, Buckeye Acquisition Inc. (BAI), acquired 97.5% of the common shares of Merfin International Inc. (Merfin) for $146,749 in cash. On July 30, 1997, BAI acquired the remaining outstanding common shares of Merfin for $3,869 in cash. The total purchase price includes $150,618 in cash and the assumption of debt of $49,208. Merfin is one of the leading manufacturers of air-laid nonwovens, which are used as ultrathin absorbent cores in feminine hygiene and adult incontinence products, with facilities located in Canada, Ireland, and the United States. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets has been recorded as goodwill, and is being amortized by the straight-line method over 40 years.

Merfin purchase price allocation

Working capital, net of cash                  $   2,709
Property, plant and equipment                    87,009
Goodwill                                        112,681
Other liabilities                                (2,573)
                                              ---------
                                              $ 199,826
                                              =========

     The consolidated operating results of the Temming Business, Alpha and Merfin have been included in the consolidated statements of income from the respective dates of acquisition. The following unaudited pro forma results of operations assume that the acquisitions of the limited partnership interest in BFLP, the Temming Business, Alpha and Merfin, the Company Stock Repurchase (see Note 7), and related financing transactions occurred at the beginning of the periods presented.

Pro forma results of operations

                                                    Year ended June 30
                                                      1997      1996
                                                   --------------------
Net sales                                          $618,686    $630,456
Income before extraordinary loss                     41,255      47,522
Net income                                           41,255      43,533

Earnings per share--basic:
   Income before extraordinary loss                $   1.08    $   1.25
   Net income                                          1.08        1.15

Earnings per share--assuming dilution:
   Income before extraordinary loss                $   1.06    $   1.24
   Net income                                          1.06        1.13
                                                   ====================

     The pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the above dates, nor is it necessarily indicative of future operating results. The pro forma results of operations for the year ended June 30, 1997 include certain nonrecurring charges, including acquisition-related costs incurred by Alpha and Merfin prior to the date of acquisition. These charges reduced pro forma net income and net income per share--assuming dilution by $4,360 and $.11, respectively, for the year ended June 30, 1997.

3. INVENTORIES
Components of inventories

                                            June 30
                                        1998       1997
                                    -------------------
Raw materials                       $ 26,421   $ 25,409
Finished goods                        55,939     63,932
Storeroom and other supplies          18,012     18,049
                                    -------------------
                                    $100,372   $107,390
                                    ===================



4. PROPERTY, PLANT AND EQUIPMENT

Components of property, plant and equipment

                                         June 30
                                   1998          1997
                                ------------------------
Land and land improvements      $  10,120      $   7,270
Buildings                          76,815         49,727
Machinery and equipment           410,770        348,834
Construction in progress           25,803         63,798
                                  523,508        469,629
Accumulated depreciation         (121,561)       (86,952)
                                ------------------------
                                $ 401,947      $ 382,677
                                ========================

5. ACCRUED EXPENSES

Components of accrued expenses

                                            June 30
                                        1998       1997
                                     ------------------
Retirement plans                     $11,873    $12,042
Vacation pay                           4,262      3,998
Maintenance accrual                    9,861      6,901
Sales program accrual                  6,229      5,728
Interest                               4,301      5,171
Employee compensation                  3,650      3,076
Other                                  9,371     12,914
                                     ------------------
                                     $49,547    $49,830
                                     ==================

6. DEBT

Components of long-term debt

                                            June 30
                                        1998       1997
                                    -------------------
Senior Subordinated Notes:
   due 2005                         $149,542   $149,499
   due 2008                           99,502     99,475
   due 2010                          149,155         --
Credit Facility                       46,919    170,000
Other                                 11,725     55,657
                                    -------------------
                                     456,843    474,631
Less current portion                     511         --
                                    -------------------
                                    $456,332   $474,631
                                    ===================

     The Company completed a public offering of $150,000 principal amount of 8 1/2% unsecured Senior Subordinated Notes due December 15, 2005 (the 2005 Notes) during November 1995. A portion of the proceeds from the 2005 Notes was used to retire $45,594 of debt, resulting in an extraordinary loss of $3,228, net of tax benefit. The 2005 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2000, at redemption prices varying from 104.25% of principal amount to 100.00% of principal amount on or after December 15, 2003, in each case together with accrued and unpaid interest to the date of redemption.

     The Company completed a public offering of $100,000 principal amount of 9 1/4% unsecured Senior Subordinated Notes due September 15, 2008 (the 2008 Notes) on July 2, 1996. The 2008 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 15, 2001, at redemption prices varying from 104.625% of principal amount to 100.00% of principal amount on or after September 15, 2004, in each case together with accrued and unpaid interest to the date of redemption.

     The Company completed a private placement of $150,000 principal amount of 8% unsecured Senior Subordinated Notes due October 15, 2010 (the 2010 Notes) on June 11, 1998. Subsequent to June 30, 1998, the Company exchanged all outstanding 2010 Notes for public notes with the same terms. The 2010 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2003, at redemption prices varying from 104.00% of principal amount to 100.00% of principal amount on or after October 15, 2006, in each case together with accrued and unpaid interest to the date of redemption.

     The Senior Subordinated Notes are subordinate to the Credit Facility.

     The Company has a credit facility (the Credit Facility), providing for borrowings up to $225,000. The Credit Facility matures May 28, 2002, and on May 28, 2001, borrowing availability reduces to $150,000. The interest rate applicable to borrowings under the Credit Facility is the agent's prime rate or a LIBOR-based rate ranging from LIBOR plus 0.450% to 1.125%. Borrowings at June 30, 1998 were at an average rate of 6.35%. Letters of credit issued through the Credit Facility of $623 are outstanding at June 30, 1998. The amount available for borrowing under the Credit Facility is $177,458 at June 30, 1998.

     The Company has a term facility, which provides for borrowing up to $15,000 and matures on May 28, 2002. The outstanding balance under this facility was $10,894 at June 30, 1998, at an interest rate of 7.1%.

     Aggregate maturities of long-term debt are as follows: 1999--$511; 2002--$58,133; and 2004 and thereafter--$398,199. Terms of long-term debt agreements require compliance with certain covenants, including minimum net worth, interest coverage ratios, and limitations on restricted payments and levels of indebtedness. At June 30, 1998, the amount available for the payment of dividends and/or the acquisition of treasury stock was approximately $9,514 under the most restrictive of these agreements.

     The Company has a revolving credit line of approximately $7,500 with a financial institution at a rate of interest of 4.8% at June 30, 1998. The outstanding balance under this revolving line of credit was $829 at June 30, 1998 and is classified as notes payable in the consolidated balance sheet. Letters of credit issued through the revolving line of credit of $1,618 are outstanding at June 30, 1998. The revolving line of credit expires April 30, 1999.

     Total interest paid by the Company for the years ended June 30, 1998, 1997, and 1996 was $37,143, $24,311, and $17,460, respectively.

7. STOCKHOLDERS' EQUITY

In November 1995, proceeds from the initial public offering of the Company's Common Stock were used to retire debt, resulting in an extraordinary loss of $721, net of tax benefit.

     On July 2, 1996, BKI Investment Corporation, a newly formed, wholly-owned subsidiary of the Company, purchased 4,519,774 shares of Common Stock from Madison Dearborn Capital Partners, L.P. (MDCP) for $11.06 per share (the Company Stock Repurchase) for an aggregate purchase price of $50,000. Concurrently with the Company Stock Repurchase, the Company issued and sold $100,000 principal amount of Senior Subordinated Notes, the net proceeds of which were used to fund the Company Stock Repurchase and, together with borrowings under the Company's Credit Facility, to acquire the stock of Alpha.

     On April 7, 1998, the stockholders of the Company approved an increase in the Company's authorized shares of common and preferred stock to 100,000,000 shares and 10,000,000 shares, respectively.

     On February 4, 1998, the Board of Directors authorized the repurchase of an additional 2,000,000 shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. Pursuant to this repurchase authorization and the Company's original 2,000,000 shares repurchase plan in effect since August 1996, 911,200 shares were repurchased during the year ended June 30, 1998, and a total of 2,090,200 shares have been repurchased through June 30, 1998.

     The Company's stock option plans provide for the granting of either incentive or nonqualified stock options to employees and nonemployee directors. Options are subject to terms and conditions determined by the Compensation Committee of the Board of Directors, and generally are exercisable in increments of 20% per year beginning one year from date of grant, and expire 10 years from date of grant.


Option plan activity

                                         Average    Average
                                        Exercise      Fair
                        Options           Price      Value
                       -----------------------------------
Outstanding at
   June 30, 1996       2,140,000          $8.78
Granted at market         50,000          13.19      $6.18
Granted below market     100,000           7.60       9.15
Exercised                 (5,200)          9.25
                       -----------------------------------
Outstanding at
   June 30,1997        2,284,800           8.83
Granted at market      1,598,792          18.25       8.77
Granted below market     100,000           7.60      13.16
Granted above market      11,208          19.63       8.17
Exercised               (199,600)          8.80
Terminated              (159,600)         10.78
                       -----------------------------------
Outstanding at
   June 30, 1998       3,635,600          12.88
Exercisable at
   June 30, 1998         884,600           9.16
                       -----------------------------------

     There were 1,059,600 and 2,610,000 shares reserved for grants of options at June 30, 1998 and 1997, respectively. The following summary provides information about stock options outstanding and exercisable at June 30, 1998:

                                 Outstanding                       Exercisable
------------------------------------------------------------------------------
                                  Average      Average                 Average
                                  Exercise    Remaining               Exercise
Exercise Price       Options       Price      Life (Years)   Options    Price
------------------------------------------------------------------------------
$ 7.50-$10.50      1,825,600      $ 8.28          7.7        748,600    $ 8.47
$12.50-$18.00      1,638,792       17.06          8.0        136,000     12.98
$19.50-$23.00        171,208       22.06          9.6             --        --
------------------------------------------------------------------------------
Total              3,635,600      $12.88          7.9        884,600    $ 9.16
------------------------------------------------------------------------------

     As allowed under the Financial Accounting Standards Board Statement No. 123, Accounting for Stock Based Compensation (SFAS 123), the Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations. The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value-based method of accounting established by SFAS 123:

                                 Year ended June 30
                             1998        1997       1996
                            ------------------------------
Net income:
   As reported              $55,260     $53,274    $43,061
   Pro forma                 51,482      51,866     42,373

Earnings per share--
   basic:
      As reported            $ 1.49      $ 1.40     $ 1.02
      Pro forma                1.39        1.36       1.00

Earnings per share--
   assuming dilution:
      As reported            $ 1.45      $ 1.38     $ 1.01
      Pro forma                1.37        1.34        .99

     The Company has estimated the fair value of each option grant using the Black-Scholes option pricing model. The fair value was estimated with the following weighted average assumptions: expected life of the stock options of eight years; volatility of the expected market price of common stock of .29 for 1998 and .27 for 1997 and 1996; a risk-free interest rate range of 5.5% to 6.2% for 1998 and 6% for 1997 and 1996; and no dividends. Option pricing models, such as the Black-Scholes model, require the input of highly subjective assumptions, including the expected stock price volatility, that are subject to change from time to time. Pro forma amounts for 1998 reflect total compensation expense from the awards made in 1996, 1997 and 1998. Since compensation expense from stock options is recognized over the future years' vesting period, and additional awards generally are made each year, pro forma amounts for 1998 may not be representative of future years' amounts.

     On August 12, 1997, the Board of Directors authorized a restricted stock plan and set aside 800,000 of the Company's treasury shares to fund this plan. At June 30, 1998, 15,950 restricted shares had been awarded.

8. INCOME TAXES Provision for income taxes

                                Year ended June 30
                            1998        1997       1996
                         ------------------------------
Current:
   Federal               $23,740     $17,472    $15,701
   State and other         1,089         738      1,034
                         ------------------------------
                          24,829      18,210     16,735
Deferred:
   Federal                 4,250       8,242      8,414
   State and other          (482)        527        383
                         ------------------------------
                           3,768       8,769      8,797
                         ------------------------------
                         $28,597     $26,979    $25,532
=======================================================


     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes and extraordinary loss due to the following:

Rate analysis

                                Year ended June 30
                            1998        1997       1996
                         ------------------------------
Expected tax expense     $29,350     $28,089    $25,390
State taxes                  644         850        857
Foreign sales
   corporation            (3,244)     (3,030)    (2,112)
Effect of foreign
   operations              1,988         765         --
Nondeductible items          547         339        681
Other                       (688)        (34)       716
                         ------------------------------
                         $28,597     $26,979    $25,532
                         ==============================

     Significant components of the Company's deferred tax assets (liabilities) are as follows:

Deferred tax assets (liabilities)

                                           June 30
                                        1998       1997
                                    -------------------
Deferred tax liabilities:
   Depreciation                     $(45,836)  $(39,339)
   Other                              (2,699)    (4,167)
                                    -------------------
                                     (48,535)   (43,506)
Deferred tax assets:
   Postretirement benefits             5,438      5,113
   Inventory costs                     1,217      1,102
   Net operating loss                  5,133      3,942
   Nondeductible reserves              4,909      3,720
   Other                               1,760      3,262
                                    -------------------
                                      18,457     17,139
                                    -------------------
                                    $(30,078)  $(26,367)
                                    ===================


     The Company paid income taxes of $26,455, $16,965 and $16,832 during the years ended June 30, 1998, 1997 and 1996, respectively.

     For the year ended June 30, 1998, income before income taxes consisted of $90,243 of domestic income and $6,386 of foreign losses. At June 30, 1998, the Company has foreign net operating loss carryforwards of approximately $20,243, which have no expiration date, and $2,414, which expire in 2003.

     The Company's extraordinary loss of $3,949 for the year ended June 30, 1996 is net of an income tax benefit of $2,383.


9. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators used to calculate earnings per share in the consolidated statements of income:

                                                                                        Year ended June 30
                                                                                 1998           1997             1996
                                                                            ---------------------------------------------
Numerator:
Income before extraordinary loss                                            $    55,260      $    53,274      $    47,010
Extraordinary loss, net of tax benefit                                               --               --           (3,949)
                                                                            ---------------------------------------------
Net income                                                                  $    55,260      $    53,274      $    43,061
                                                                            =============================================

Denominator:
Weighted average shares outstanding--used for basic earnings per share       37,109,057       38,127,212       42,223,586
Effect of dilutive options                                                    1,124,906          593,560          387,561
                                                                            ---------------------------------------------
Denominator for earnings per share--assuming dilution                        38,233,963       38,720,772       42,611,147
                                                                            =============================================

Earnings per share--basic:
   Income before extraordinary loss                                         $      1.49      $      1.40      $      1.11
   Extraordinary loss, net of tax benefit                                            --               --             (.09)
                                                                            ---------------------------------------------
   Net income                                                               $      1.49      $      1.40      $      1.02
                                                                            =============================================

Earnings per share--assuming dilution:
   Income before extraordinary loss                                         $      1.45      $      1.38      $      1.10
   Extraordinary loss, net of tax benefit                                            --               --             (.09)
                                                                            ---------------------------------------------
   Net income                                                               $      1.45      $      1.38      $      1.01
                                                                            =============================================

10. EMPLOYEE BENEFIT PLANS

The Company has defined contribution retirement plans covering U.S. employees. The Company contributes 1% of the employee's gross compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's gross compensation. Also, the Company may make additional contributions contingent upon the results of operations. Contribution expense for the retirement plans for the years ended June 30, 1998, 1997, and 1996 was $8,096, $7,528 and $7,424,
respectively.

     The Company also provides medical, dental, and life insurance postretirement plans covering certain U.S. employees who meet specified age and service requirements. Certain employees who met specified age and service requirements on March 15, 1993 are covered by their previous employer and are not covered by these plans. The Company's current policy is to fund the cost of these benefits as payments to participants are required. Expense for postretirement benefits for the years ended June 30, 1998, 1997, and 1996 was $931, $721 and $536, respectively.

Accrued postretirement benefits

                                                  June 30
                                             1998           1997
                                          -----------------------
Accumulated postretirement benefits:
   Eligible active plan participants      $    173       $    108
   Retirees                                  1,115            154
   Other active plan participants            9,848          9,226
                                          -----------------------
                                            11,136          9,488
Unrecognized gain from
   plan amendments                           4,605          5,256
Unrecognized net loss                       (1,138)        (1,066)
Other                                          556            530
                                          -----------------------
                                          $ 15,159       $ 14,208
                                          =======================

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plans is 8.5% for 1999, and is assumed to decrease gradually to 5.0% in 2006 and remain at that level thereafter. Due to the benefit cost limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7% and 7.75% at June 30, 1998 and 1997, respectively.

11. SIGNIFICANT CUSTOMER

Gross sales to Procter & Gamble Company and its affiliates (P&G) for the years ended June 30, 1998, 1997, and 1996 were 31%, 32% and 35%, respectively, of total gross sales.

     The Company and P&G are parties to the Pulp Supply Agreement (the Supply Agreement) which provides that P&G will purchase, under a take-or-pay arrangement, a specified tonnage (currently, substantially all of the Company's output) of fluff pulp annually at a formula price through calendar year 1998, at the higher of the formula price or market price in calendar years 1999 and 2000, and at market price in calendar years 2001 and 2002. As a result of such formula pricing, the Company will be partially protected through calendar year 2000 in periods of lower market prices; however, it may not realize all of the benefits if market prices increase during the remainder of calendar year 1998. Currently, the formula price paid by P&G pursuant to the Supply Agreement exceeds the market price for fluff pulp. In the event that P&G fails to perform under the Supply Agreement for any reason or fails to renew it upon terms favorable to the Company, the Company's business, results of operations and financial condition could be materially and adversely affected.

12. GEOGRAPHIC REPORTING

GEOGRAPHIC SEGMENTS

The Company has manufacturing operations in the United States, Canada, Germany, and Ireland. Net sales based upon point of origin and identifiable assets (including goodwill) by geographic area are as follows:

                                 1998          1997          1996
                               ------------------------------------
Net sales:
   United States               $539,132      $501,124      $460,321
   Other                         91,078        57,809        10,658
                               ------------------------------------
Total net sales                $630,210      $558,933      $470,979
                               ====================================

Identifiable assets:
   United States               $521,174      $498,690      $413,022
   Canada                       136,752       139,908            --
   Other                         93,610        98,866        39,777
                               ------------------------------------
Total identifiable assets      $751,536      $737,464      $452,799
                               ====================================

EXPORT SALES

Gross export sales by U.S. operations by geographic area and as a percent of consolidated total gross sales are as follows:

                                Year ended June 30
                            1998        1997       1996
                            ---------------------------
Europe                        30%         32%        32%
Asia                          15          18         23
Other                         12          10         14
                            ---------------------------
                              57%         60%        69%
                            ===========================

13. RESEARCH AND DEVELOPMENT

EXPENSES

Research and development costs of $10,732, $8,423 and $5,365 were charged to expense as incurred for the years ended June 30, 1998, 1997, and 1996, respectively.

14. PURCHASE COMMITMENTS

At June 30, 1998, under four separate agreements expiring at various dates through December 31, 2002, the Company is required to purchase certain timber from specified tracts of land that is available for harvest. At the option of the Company, certain of these timber purchase commitments may be extended through December 31, 2010. The contract price under the terms of these agreements is either at the then current market price or at fixed prices as stated in the contract. At June 30, 1998, estimated annual purchase obligations were as follows: 1999--$23,000; 2000--$18,000; 2001--$16,000; 2002--$12,000; and
2003--$6,000.

     Purchases under these agreements for the years ended June 30, 1998, 1997, and 1996 were $16,522, $23,441, and $25,443, respectively.

15. CONTINGENCIES

The Company's operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. The Company devotes significant resources to maintaining compliance with such requirements. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including standards applicable to wastewater discharges and air emissions) and will continue to incur substantial costs to comply with such requirements. Given the uncertainties associated with predicting the scope of future requirements, there can be no assurance that the Company will not in the future incur material environmental compliance costs or liabilities.

     The Foley Plant discharges treated wastewater into the Fenholloway River. Pursuant to an agreement with the Florida Department of Environmental Protection
(FDEP), approved by the U.S. Environmental Protection Agency (EPA) in 1995, the Company agreed to a comprehensive plan to attain Class III (fishable/swimmable) status for the Fenholloway River under applicable Florida law (the Fenholloway Agreement). The Fenholloway Agreement requires the Company, among other things, to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River at a point closer to the mouth of the River and (iv) provide oxygen enrichment to the treated wastewater prior to discharge. The Company has already made significant expenditures to make certain in-plant process changes required by the Fenholloway Agreement, and the Company estimates it will incur additional capital expenditures of approximately $40 million through fiscal 2001 to comply with the remaining obligations under the Fenholloway Agreement.

     Recently, in reviewing the renewal application of the Foley Plant's National Pollutant Discharge Elimination System permit, the EPA has requested additional environmental studies to identify possible alternatives to the relocation of the wastewater discharge point and to determine the most cost-effective technologies available to address both Class III water quality standards for the Fenholloway River and anticipated EPA cluster rules applicable to wastewater discharges from dissolving kraft pulp mills, like the Foley Plant. As a result, the Company and the FDEP verbally agreed that the Company will finalize the process changes contemplated by the Fenholloway Agreement, but defer relocation of the discharge point. Consequently, a portion of the estimated $40 million in capital expenditures may be delayed beyond the period stated above, and the total capital expenditures for the Foley Plant may increase as a result of price escalations or the implementation of other technologies mandated by the cluster rules.

     While the wastewater standards under the cluster rules applicable to dissolving kraft pulp mills like the Foley Plant have not yet been proposed, the EPA has issued air emission standards applicable to the Foley Plant. The Company is reviewing these air emission standards and presently believes that such expenditures are not likely to have a material adverse effect on the Company's business, results of operations or financial condition.

     The Foley Plant is on the EPA Comprehensive Environmental Response, Compensation and Liability Information System list of potentially hazardous substance release sites prepared pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). The EPA conducted a site investigation in early 1995. Although the Company considers it unlikely that the Foley Plant will be listed on the CERCLA National Priorities List, and hence require remedial action, the possibility of such listing cannot be ruled out. If the site were to be placed on the National Priorities List, the costs associated with conducting a CERCLA remedial action could be material.

     The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management that such litigation and claims will be resolved without materially adverse effects on the Company's financial position or results of operation.

16. FAIR VALUES OF FINANCIAL

INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable, the carrying amounts approximate fair value due to their short maturities. The fair value of the Company's long-term debt is based on quoted market prices and yields obtained for similar types of borrowing arrangements, taking into consideration the underlying terms of the debt. The carrying value and fair value of long-term debt at June 30, 1998 were $456,843 and $467,270, respectively, and at June 30, 1997 were $474,631 and $476,995, respectively.


17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                First        Second        Third        Fourth
                              Quarter       Quarter       Quarter       Quarter
                              --------------------------------------------------
YEAR ENDED JUNE 30, 1998
Net sales                     $153,313      $153,610      $162,474      $160,813
Gross margin                    42,141        40,356        42,597        43,359
Operating income                30,769        30,220        30,263        31,159
Net income                      13,161        13,338        14,204        14,557
Earnings per share:
   Basic                          0.35          0.36          0.38          0.40
   Assuming dilution              0.34          0.35          0.37          0.38
                              --------------------------------------------------

YEAR ENDED JUNE 30, 1997
Net sales                     $126,514      $142,992      $139,499      $149,928
Gross margin                    32,318        35,914        36,414        42,536
Operating income                24,543        26,828        27,083        30,938
Net income                      11,942        12,757        13,963        14,612
Earnings per share:
   Basic                          0.31          0.33          0.37          0.39
   Assuming dilution              0.31          0.33          0.36          0.38
                              --------------------------------------------------

REPORT OF MANAGEMENT


The preparation and integrity of the financial statements of Buckeye Technologies Inc. are the responsibility of its management. These statements, which include amounts based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles, and in the opinion of management, fairly present the Company's financial position, results of operations and cash flows.

     The Company maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, plus the establishment and communication of accounting and administrative policies and procedures, are important elements of these control systems.

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

/S/ Robert E. Cannon

Robert E. Cannon
Chairman of the Board and Chief Executive Officer


/S/ David B. Ferraro

David B. Ferraro
President and Chief Operating Officer




REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Buckeye Technologies Inc.

We have audited the accompanying consolidated balance sheets of Buckeye Technologies Inc. as of June 30, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Buckeye Technologies Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


/S/ Ernst & Young LLP

Memphis, Tennessee
August 3, 1998

SELECTED FINANCIAL DATA

(In $ thousands, except per share data)

                                                                        Year ended June 30
                                                   1998          1997(a)       1996(b)       1995          1994
                                               ----------------------------------------------------------------
Operating data:
Net sales                                      $630,210      $558,933      $470,979      $408,587      $371,526
Operating income                                122,411       109,392       108,567        79,172        55,689
Income before extraordinary loss                 55,260        53,274        47,010        21,712        12,968
Net income                                       55,260        53,274        43,061        21,712        12,968
Earnings per share:(c)
   Income before extraordinary loss                1.49          1.40          1.11
   Net income                                      1.49          1.40          1.02
Earnings per share--assuming dilution:(c)
   Income before extraordinary loss                1.45          1.38          1.10
   Net Income                                      1.45          1.38          1.01

Balance sheet data:
   Total assets                                 751,536       737,464       452,799       379,056       374,204
   Long-term debt less current portion          456,332       474,631       217,873       166,202       203,482
Other data:
   EBITDA(d)                                    162,397       143,024       134,670       104,088        81,879
                                               ----------------------------------------------------------------

(a) Includes the operations of Alpha from September 1, 1996 and Merfin from May 28, 1997, their respective dates of acquisition.
(b) In fiscal 1996, an extraordinary loss of $3,949, net of tax benefit, was recognized on the early retirement of a portion of the Senior Notes. The minority interest charge representing the limited partnership interest in BFLP ceased on November 28, 1995, and includes the operations of the Temming Business from May 1, 1996, the date of acquisition.
(c) Historical net income per share has not been presented as it is not considered relevant for periods prior to June 30, 1996.
(d) EBITDA represents earnings before interest, taxes, depreciation, amortization, depletion, minority interest, extraordinary loss, secondary offering costs and other non-cash charges. This data should not be considered in isolation and is not intended to be a substitute for income statement or cash flow statement data as a measure of the Company's profitability (see Consolidated Financial Statements).

SHAREHOLDER INFORMATION
-----------------------


COMMON STOCK PRICE RANGE

                                                        Year ended June 30
                                                   1998                    1997
                                             High       Low         High         Low
                                           ---------------------------------------------
First quarter (ended September 30)         $21 3/8    $16 9/16    $13 13/16    $11
Second quarter (ended December 31)          23 3/8     19 1/8      14 1/16      12 11/16
Third quarter (ended March 31)              23 15/16   19 5/16     16 1/8       12 7/8
Fourth quarter (ended June 30)              24 11/16   20 5/8      18 1/2       14 15/16
---------------------------------------------------------------------------------------

The Company has no plans to pay dividends in the foreseeable future.

CORPORATE HEADQUARTERS                                    ANNUAL MEETING
Buckeye Technologies Inc.                                 The Buckeye Technologies Inc. annual meeting of
1001 Tillman Street                                       shareholders will be held on Thursday, November 5, 1998
P.O. Box 80407                                            at 5:00 p.m. (CST) at the Memphis Brooks Museum of Art,
Memphis, TN 38108-0407                                    1934 Poplar Avenue, Memphis, Tennessee.
Telephone: 901-320-8100
Fax: 901-320-8216                                         SUPPLEMENTAL INFORMATION
Website: www.bkitech.com                                  For copies of the Form 10-K report filed with the
                                                          Securities and Exchange Commission, or for additional
TRANSFER AGENT & REGISTRAR                                information about Buckeye, please access the Company's
Union Planters Bank, N.A.                                 website at www.bkitech.com, or contact: Sondra A.
Corporate Trust Department                                Dowdell, Manager, Corporate Communications,
P.O. Box 387                                              Buckeye Technologies Inc., 1001 Tillman Street,
Memphis, TN 38147                                         P.O. Box 80407, Memphis, Tennessee 38108-0407,
                                                          Telephone: 901-320-8244, Fax: 901-320-8216,
AUDITORS                                                  E-mail: sondra_dowdell@bkitech.com.
Ernst & Young LLP
1400 One Commerce Square
Memphis, TN 38103

STOCK LISTING AND SHAREHOLDERS
Buckeye Technologies Inc. is traded on the New York Stock
Exchange under the symbol BKI. There were approximately
5,500 shareholders on September 1, 1998, based on the number of record holders of the Company's common stock and an estimate of the number of individual participants represented by security position listings.