Form 10-K, Exhibit 13
period 1999-06-30
BUCKEYE TECHNOLOGIES INC
filed 1999-09-24
CIK 899597

                                                                    EXHIBIT 13.1
FINANCIAL REVIEW

INTRODUCTION

Buckeye Technologies Inc. and its subsidiaries (the Company) manufacture value-added cellulose-based specialty products in the United States, Canada, and Europe, and sell these products in worldwide markets. In September 1996, the Company acquired Alpha Cellulose Holdings, Inc. (Alpha) with its specialty cellulose producing facility, located in Lumberton, North Carolina. In May 1997, the Company completed its tender offer for Merfin International Inc. (Merfin), with absorbent products facilities located in Delta (near Vancouver), Canada; Cork, Ireland; and King, North Carolina.

         On July 15, 1999, the Company announced that it had signed a letter of intent to acquire essentially all of the assets of Walkisoft, UPM-Kymmene's nonwoven business, with manufacturing locations in Steinfurt, Germany and Mt. Holly, North Carolina, for approximately $120 million. The transaction, which is expected to close during the October-December 1999 quarter, is subject to completion of due diligence, regulatory approvals and other terms of the agreement.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1999 AND JUNE 30,1998

Net sales for 1999 were $617.7 million compared to $630.2 million for 1998, a decrease of 2%. The decrease was primarily due to lower sales volume.

         In 1999, operating income was $113. million compared to $122.4 million for 1998, a decrease of 7.7%. The 1999 operating income as a percentage of sales was 18.3%, compared to 19.4% for 1998. The decrease was primarily due to lower cellulose volume and unit sales prices, including a scheduled January 1, 1999 fluff pulp contract price reduction to Procter & Gamble. These negative factors were substantially offset by improved airlaid sales and lower overall costs.

         Net interest and amortization of debt costs for 1999 were $38.9 million, compared to $36.3 million for 1998, an increase of $2.6 million. This increase was due to higher average interest rates.

         The Company's effective tax rate for 1999 was 31.7% versus 34.1% in 1998. During the last two quarters of the fiscal year, the Company recognized additional benefit from optimizing its foreign sales corporation.

         The Company's net income for 1999 was $48.0 million, or $1.32 per share on a diluted basis, compared with 1998 net income of $55.3 million, or $1.45 per share on a diluted basis.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1998 AND JUNE 30, 1997

Net sales for 1998 were $630.2 million compared to $558.9 million for 1997, an increase of 13%. The increase was primarily due to higher sales volume resulting from the acquisition of Merfin and Alpha.

         In 1998, operating income was $122.4 million, compared to $109.4 million for 1997, an increase of 12%. The 1998 operating income as a percentage of sales was 19.4%, virtually the same as 1997. Increased investment in product development and the start-up of a new facility were offset by lower overall raw material costs.

         Net interest and amortization of debt costs for 1998 were $36.3 million, compared to $27.9 million for 1997, an increase of $8.4 million. This increase was due to higher average debt balances, resulting from the acquisition of Merfin and Alpha.

         The Company's net income for 1998 was $55.3 million, or $1.45 per share on a diluted basis, compared with 1997 net income of $53.3 million, or $1.38 per share on a diluted basis.

FINANCIAL CONDITION

CASH FLOW

Cash provided by operating activities is a major source of funds for the Company, totaling $97.8 million in 1999, $94.0 million in 1998, and $117.4 million in 1997. The increase in cash generated during 1999 was primarily due to higher deferred taxes partially offset by lower net income. In 1998, an increase in funding of net operating assets offset an increase in net income, depreciation and amortization. In 1997, a decrease in inventories of $10.3 million contributed to the cash flow.

         Capital expenditures for property, plant and equipment were $51.5 million in 1999, $66.7 million in 1998, and $42.8 million in 1997. The Company made these expenditures to purchase, modernize and upgrade production equipment and to maintain and acquire facilities. Capital expenditures (including environmental expenditures) for 2000 are expected to be approximately $80 million.

         The Board of Directors has authorized the repurchase of 4.0 million shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. During the year ended June 30, 1999, 1,431,900 shares were repurchased at a cost of $23.2 million. Through June 30, 1999, a total of 3,522,100, shares have been repurchased under the current board authority.

LEVERAGE/CAPITALIZATION

In 1997, the Company used $50 million of the proceeds from a debt offering to fund a stock repurchase of 4,519,774 shares of common stock. The favorable impact on diluted earnings per share resulting from the stock repurchase was $0.08 per share.

         The total debt to capital ratio was 71.4% at June 30, 1999, compared to 74.6% at June 30, 1998 and 78.9% at June 30, 1997. The interest coverage ratio was 4.0x in 1999, 4.6x in 1998, and 5.1x in 1997.

LIQUIDITY

The Company believes that its cash flow from operations, together with the borrowings available under its credit facility, will be sufficient to fund capital expenditures (including environmental expenditures), meet operating expenses, fund authorized common stock repurchases, and service all debt requirements for the foreseeable future. Consistent with the Company's stated policy, there are no plans to pay dividends in the foreseeable future. At June 30, 1999, the Company had unused borrowing capacity of $192.4 million on the bank credit facility. The announced Walkisoft acquisition for approximately $120 million includes $15 million in working capital. When completed, this acquisition will be funded over the next four years by paying UPM-Kymmene $32 million at closing and $22 million on each of the first four anniversaries of closing. Interest of 5% annually will be paid on the unpaid balance.

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

INTEREST RATES

The fair value of the Company's long-term debt is based on an average of the bid and offer prices at year-end. The carrying value and fair value of long-term debt at June 30, 1999 were $441.2 million and $434.6 million, respectively, and at June 30, 1998 were $456.8 million and $467.3 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to $16.3 million at June 30, 1999.

         The Company had $31.8 million of variable rate long-term debt outstanding at June 30, 1999. At this borrowing level, a hypothetical 10% adverse change in interest rates would have a $0.2 million unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposures on floating rate debt are with respect to U.S. prime rates and European interbank rates.

FOREIGN CURRENCY EXCHANGE RATES

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Therefore, foreign currency exposures arising from transactions are not material to the Company. The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the German mark and the Irish punt.

         The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company does not generally hedge these net investments. However, the Company uses capital structuring techniques to manage its net investment in foreign currencies as considered necessary. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates is $209.3 million and $204.7 million at June 30, 1999 and 1998, respectively. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates at June 30, 1999 amounts to $19.0 million. This change would be reflected in the equity section of the Company's balance sheet.

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

CONTINGENCIES

The Company's operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. The Company devotes significant resources to maintaining compliance with such requirements. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including standards applicable to wastewater discharges and air emissions) and will continue to incur substantial costs to comply with such requirements. Given the uncertainties associated with predicting the scope of future requirements, there can be no assurance that the Company will not in the future incur material environmental compliance costs or liabilities. For additional information on environmental matters, see Note 14 to the Consolidated Financial Statements.

         See Note 10 to the Consolidated Financial Statements for information related to the Pulp Supply Agreement with the Procter & Gamble Company.

YEAR 2000 COMPLIANCE

The Company is dependent upon computerized information systems for all phases of its operations including production, distribution and accounting. The Company's suppliers, distributors and customers are also dependent upon computerized information systems and may have year 2000 problems, which could adversely affect the Company. During the last four years, the Company has replaced substantially all of its mission-critical information technology (IT) systems, giving the Company the benefit of new technology and functionality while becoming year 2000 compliant.

         The Company developed a plan and timetable to determine the impact of the year 2000 on its operations and to achieve year 2000 compliance. The
Company separated its compliance analysis into four categories. These categories were mission-critical IT systems, other IT systems, non-IT systems and major customers' and suppliers' IT systems. The Company also identified five major steps, within each of these areas, that needed to be completed in order to become year 2000 compliant. These steps were: (1)identify compliance owners,
(2)inventory all systems to determine compliance or non-compliance,
(3)establish a plan to implement any required changes, (4)test the implementation plan, and (5)execute the plan, establish contingencies, and verify that compliance has been achieved.

         The Company has completed the total plan and has achieved compliance and established contingencies for all systems. Management believes that its year 2000 readiness program has encompassed all reasonable actions and contingency plans to avoid business interruptions resulting from year 2000 problems. The Company has no information that indicates that a significant vendor may be unable to sell to the Company; that a significant customer may be unable to purchase from the Company; or that a significant service provider may be unable to provide services to the Company. Notwithstanding the above, the effect, if any, on the Company's future results of operations, due to the Company's major customers or suppliers not being year 2000 ready, cannot be reasonably estimated.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this annual report are forward- looking statements that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                Year Ended June 30
                                                                        1999            1998            1997
                                                                     ---------       ---------       ---------
NET SALES                                                            $ 617,707       $ 630,210       $ 558,933
Cost of goods sold                                                     459,115         461,757         411,751
                                                                     ---------       ---------       ---------
Gross margin                                                           158,592         168,453         147,182
Selling, research and administrative expenses                           45,568          46,042          37,790
                                                                     ---------       ---------       ---------
OPERATING INCOME                                                       113,024         122,411         109,392
Other income (expense):
   Interest income                                                         390             539             765
   Interest expense and amortization of debt costs                     (39,263)        (36,808)        (28,691)
   Other                                                                (3,821)         (2,285)         (1,213)
                                                                     ---------       ---------       ---------
                                                                       (42,694)        (38,554)        (29,139)
                                                                     ---------       ---------       ---------
Income before income taxes                                              70,330          83,857          80,253
Income taxes                                                            22,312          28,597          26,979
                                                                     ---------       ---------       ---------
NET INCOME                                                           $  48,018       $  55,260       $  53,274
                                                                     =========       =========       =========

BASIC EARNINGS PER SHARE                                             $    1.34       $    1.49       $    1.40
                                                                     =========       =========       =========
DILUTED EARNINGS PER SHARE                                           $    1.32       $    1.45       $    1.38
                                                                     =========       =========       =========

Weighted average shares for basic earnings per share                    35,756          37,109          38,127
Effect of dilutive stock options                                           745           1,125             594
                                                                     ---------       ---------       ---------
Adjusted weighted average shares for diluted earnings per share         36,501          38,234          38,721
                                                                     =========       =========       =========

See accompanying notes.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     June 30
                                                                               1999            1998
                                                                            ---------       ---------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                $     403       $   1,472
   Short-term investments                                                          --           2,900
   Accounts receivable - trade, net of allowance for doubtful accounts
     of $1,042 and $1,174 at June 30, 1999 and 1998, respectively              79,349          85,354
   Accounts receivable - other                                                  2,299           3,367
   Inventories                                                                104,584         100,372
   Deferred income taxes                                                        2,412           4,531
   Prepaid expenses and other                                                   8,046           5,510
                                                                            ---------       ---------
TOTAL CURRENT ASSETS                                                          197,093         203,506

Property, plant and equipment, net                                            412,231         401,947
Goodwill, net                                                                 127,409         132,488
Deferred debt costs and other, net                                             11,149          13,595
                                                                            ---------       ---------
TOTAL ASSETS                                                                $ 747,882       $ 751,536
                                                                            =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade accounts payable                                                   $  22,848       $  25,142
   Accrued expenses                                                            45,127          49,547
   Notes payable                                                                   --             829
   Current portion of long-term debt                                               --             511
                                                                            ---------       ---------
TOTAL CURRENT LIABILITIES                                                      67,975          76,029

Long-term debt                                                                441,214         456,332
Accrued postretirement benefits                                                16,270          15,159
Deferred income taxes                                                          43,480          34,609
Other liabilities                                                               1,524          13,728
Commitments and contingencies (Notes 6, 10, 13, and 14)

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value; 10,000,000 shares authorized;
     none issued or outstanding                                                    --              --
   Common stock, $.01 par value; 100,000,000 shares authorized;
     43,142,770 shares issued and 35,379,736 and 36,753,546 shares
     outstanding at June 30, 1999 and 1998, respectively                          431             431
   Additional paid-in capital                                                  65,477          65,799
   Deferred stock compensation                                                 (1,468)         (2,405)
   Accumulated other comprehensive income                                     (21,642)        (17,060)
   Retained earnings                                                          238,997         190,979
   Treasury shares, 7,763,034 and 6,389,224 shares at
     June 30, 1999 and 1998, respectively                                    (104,376)        (82,065)
                                                                            ---------       ---------
TOTAL STOCKHOLDERS' EQUITY                                                    177,419         155,679
                                                                            ---------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 747,882       $ 751,536
                                                                            =========       =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                Accumulated
                                                     Additional    Deferred        other
                                         Common       paid-in       stock      comprehensive   Retained    Treasury
                                         stock        capital    compensation      income      earnings     shares       Total
                                        ----------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1996                 $   428      $ 61,071       $(2,373)      $   (683)   $  82,445    $      --   $ 140,888
Comprehensive income:
   Net income                                --            --            --             --       53,274           --      53,274
   Other comprehensive income:
      Foreign currency translation
        adjustment                           --            --            --         (3,990)          --           --      (3,990)
Comprehensive income                                                                                                      49,284
Purchase of 5,698,774 shares                 --            --            --             --           --      (67,063)    (67,063)
Issuance of 333,524 shares of
   common stock                               3         4,248            --             --           --           48       4,299
Deferred stock compensation                  --           609          (609)            --           --           --          --
Amortization of deferred
   stock compensation                        --            --           782             --           --           --         782
                                        -------      --------       -------       --------    ---------    ---------   ---------
BALANCE AT JUNE 30, 1997                    431        65,928        (2,200)        (4,673)     135,719      (67,015)    128,190
Comprehensive income:
   Net income                                --            --            --             --       55,260           --      55,260
   Other comprehensive income:
      Foreign currency translation
        adjustment                           --            --            --        (12,387)          --           --     (12,387)
Comprehensive income                                                                                                      42,873
Purchase of 911,200 shares                   --            --            --             --           --      (18,445)    (18,445)
Issuance of 215,550 shares of
   common stock                              --        (1,209)           --             --           --        3,395       2,186
Compensation charge for stock
  options                                    --            70            --             --           --           --          70
Deferred stock compensation                  --         1,010        (1,010)            --           --           --          --
Amortization of deferred
   stock compensation                        --            --           805             --           --           --         805
                                        -------      --------       -------       --------    ---------    ---------   ---------
BALANCE AT JUNE 30, 1998                    431        65,799        (2,405)       (17,060)     190,979      (82,065)    155,679
Comprehensive income:
   Net income                                --            --            --             --       48,018           --      48,018
   Other comprehensive income:
      Foreign currency translation
        adjustment                           --            --            --         (4,582)          --           --      (4,582)
Comprehensive income                                                                                                      43,436
Purchase of 1,431,900 shares                 --            --            --             --           --      (23,151)    (23,151)
Issuance of 58,090 shares of
   common stock                              --          (157)           --             --           --          840         683
Termination of stock options                 --          (165)          165             --           --           --          --
Amortization of deferred
   stock compensation                        --            --           772             --           --           --         772
                                        -------      --------       -------       --------    ---------    ---------   ---------
BALANCE AT JUNE 30, 1999                $   431      $ 65,477       $(1,468)      $(21,642)   $ 238,997    $(104,376)  $ 177,419
                                        =======      ========       =======       ========    =========    =========   =========

 See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                            Year Ended June 30
                                                                                1999                 1998                 1997
                                                                            --------            ---------            ---------
OPERATING ACTIVITIES
Net income                                                                  $ 48,018            $  55,260            $  53,274
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                             37,673               36,562               30,287
     Amortization                                                              5,186                7,460                5,800
     Deferred income taxes                                                    10,990                3,768                8,769
     Other                                                                     4,233                2,500                4,198
     Changes in operating assets and liabilities:
        Accounts receivable                                                    7,036               (8,609)                  (4)
        Inventories                                                           (5,117)               5,103               10,347
        Prepaid expenses and other assets                                     (2,493)              (3,459)               3,998
        Accounts payable and other current liabilities                        (7,695)              (4,544)                 736
                                                                            --------            ---------            ---------
Net cash provided by operating activities                                     97,831               94,041              117,405
Investing activities
Acquisitions of businesses                                                        --               (3,869)            (172,670)
Purchases of property, plant and equipment                                   (51,549)             (66,720)             (42,757)
Other                                                                          2,523                  (58)                (440)
                                                                            --------            ---------            ---------
Net cash used in investing activities                                        (49,026)             (70,647)            (215,867)
Financing activities
Proceeds from sale of equity interests                                           450                1,757                   48
Purchase of treasury shares                                                  (23,151)             (18,445)             (67,063)
Net borrowings (payments) under revolving line of credit                     (15,192)            (125,557)             110,612
Proceeds from long-term debt                                                      --              160,480               99,449
Payments for debt issuance costs                                                  --               (4,000)              (4,677)
Principal payments on long-term debt and other                               (11,934)             (41,163)             (34,992)
                                                                            --------            ---------            ---------
Net cash provided by (used in) financing activities                          (49,827)             (26,928)             103,377
Effect of foreign currency rate fluctuations                                     (47)                (158)                 249
                                                                            --------            ---------            ---------
Increase (decrease) in cash and cash equivalents                              (1,069)              (3,692)               5,164
Cash and cash equivalents at beginning of year                                 1,472                5,164                   --
                                                                            --------            ---------            ---------
Cash and cash equivalents at end of year                                    $    403            $   1,472            $   5,164
                                                                            ========            =========            =========


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA)

1. ACCOUNTING POLICIES

BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

The financial statements are consolidated financial statements of Buckeye Technologies Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

         The Company manufactures and distributes value-added cellulose-based specialty products used in numerous applications including disposable diapers, personal hygiene products, engine air and oil filters, food casings, rayon filament, acetate fibers and plastics, thickeners and papers.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be temporary cash investments with a maturity of three months or less when purchased.

INVENTORIES

Inventories are stated at the lower of cost (determined on average cost or first-in, first-out methods) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. The cost of major renewals and improvements is capitalized. Depreciation is computed by the straight-line method over the following estimated useful lives: buildings - 30 to 40 years; machinery and equipment - 5 to 16 years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the appropriateness of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

INTANGIBLE ASSETS

Goodwill is amortized by the straight-line method over 30 to 40 years. Approximately 95% of the Company's goodwill is attributable to the Company's 1997 acquisitions (see Note 2). Goodwill is net of accumulated amortization of $10,416 and $6,758 at June 30, 1999 and 1998, respectively. Deferred debt costs are amortized by the interest method over the life of the related debt and are net of accumulated amortization of $3,283 and $2,038 at June 30, 1999 and 1998, respectively.

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

FOREIGN CURRENCY TRANSLATION

Company management has determined that the local currency of its German, Canadian and Irish subsidiaries is the functional currency, and accordingly Deutsche mark, Canadian dollar and Irish punt denominated balance sheet accounts are translated into United States dollars at the rate of exchange in effect at fiscal year end. Income and expense activity for the period is translated at the weighted average exchange rate during the period. Translation adjustments are included as a separate component of stockholders' equity.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

EARNINGS PER SHARE

Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations as permitted by Statement of Financial Accounting Standards No.123, Accounting for Stock-Based Compensation (SFAS No.123).

COMPREHENSIVE INCOME

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No.130, Reporting Comprehensive Income (SFAS No.130). This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income for the Company consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Stockholders' Equity. The adoption of SFAS No.130 by the Company had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform with the SFAS No.130 requirements.

RECENTLY ISSUED ACCOUNTING STANDARDS

During 1998, the Financial Accounting Standards Board issued Statement No.133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No.133 is effective for the Company's fiscal year 2001. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No.133 will not have a significant effect on earnings or the financial position of the Company.

2. BUSINESS COMBINATIONS

On September 1, 1996, the Company acquired all of the issued and outstanding stock of Alpha Cellulose Holdings, Inc. (Alpha) for $25,921 in cash, 328,324 shares of Company common stock valued at $4,244 and the assumption of long-term debt of $34,276. Alpha is located in Lumberton, North Carolina and its primary business is the manufacture of specialty cellulose. On May 28, 1997, the Company's wholly-owned subsidiary, Buckeye Acquisition Inc. (BAI), acquired 97.5% of the common shares of Merfin International Inc. (Merfin) for $146,749 in cash. On July 30,1997, BAI acquired the remaining outstanding common shares of Merfin for $3,869 in cash. The total purchase price includes $150,618 in cash and the assumption of debt of $49,208. Merfin was one of the leading manufacturers of airlaid nonwovens, which are used as ultrathin absorbent cores in feminine hygiene and adult incontinence products, with facilities located in Canada, Ireland and the United States. The acquisitions were accounted for using the purchase method of accounting. The allocation of the purchase price for both acquisitions is based on the respective fair value of assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net assets for both acquisitions has been recorded as goodwill, and is being amortized by the straight-line method over 30 to 40 years.

PURCHASE PRICE ALLOCATION

                                                     Alpha          Merfin
                                                   ---------       ---------
Working capital, net of cash                       $  13,950       $   2,709
Property, plant and equipment                         27,538          87,009
Other assets                                             390              --
Non-compete agreement                                  4,000              --
Goodwill                                              25,021         112,681
Other liabilities                                     (6,458)         (2,573)
                                                   ---------       ---------
                                                   $  64,441       $ 199,826
                                                   =========       =========


         The consolidated operating results of Alpha and Merfin have been included in the consolidated statements of income from the respective dates of acquisition. The following unaudited pro forma results of operations assume that the acquisitions of Alpha and Merfin occurred at the beginning of the period presented.

Pro forma results of operations

                                          Year Ended June 30
                                                        1997
                                                   ---------
Net sales                                          $ 618,686
Net income                                            41,255
                                                   ---------
Basic earnings per share                           $    1.08
Diluted earnings per share                         $    1.06
                                                   ---------

         The pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations been consummated as of the above date, nor is it necessarily indicative of future operating results.

3.       INVENTORIES

Components of inventories

                                                   June 30
                                             1999          1998
                                         --------      --------
Raw materials                            $  28,619     $  26,421
Finished goods                              56,927        55,939
Storeroom and other supplies                19,038        18,012
                                         ---------     ---------
                                         $ 104,584     $ 100,372
                                         =========     =========

4. PROPERTY, PLANT AND EQUIPMENT

Components of property, plant and equipment

                                                 June 30
                                             1999          1998
                                         --------      ---------
Land and land improvements               $   9,478     $  10,120
Buildings                                   79,575        76,815
Machinery and equipment                    465,310       410,770
Construction in progress                    15,392        25,803
                                         ---------     ---------
                                           569,755       523,508
Accumulated depreciation                  (157,524)     (121,561)
                                         ---------     ---------
                                         $ 412,231     $ 401,947
                                         =========     =========

5. ACCRUED EXPENSES

Components of accrued expenses

                                                  June 30
                                              1999          1998
                                         ---------     ---------
Retirement plans                         $  12,461     $  11,873
Vacation pay                                 4,347         4,262
Maintenance accrual                          4,822         9,861
Sales program accrual                        4,991         6,229
Interest                                     6,013         4,301
Property taxes                               2,737         2,492
Employee compensation                        3,101         3,650
Other                                        6,655         6,879
                                         ---------     ---------
                                         $  45,127     $  49,547
                                         =========     =========

6. DEBT

Components of long-term debt

                                                   June 30
                                              1999          1998
                                         ---------     ---------
Senior Subordinated Notes due:
    2005                                 $ 149,587     $ 149,542
    2008                                    99,533        99,502
    2010                                   149,197       149,155
Credit Facility                             31,847        46,919
Other                                       11,050        11,725
                                         ---------     ---------
                                           441,214       456,843
Less current portion                            --           511
                                         ---------     ---------
                                         $ 441,214     $ 456,332
                                         =========     =========


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

         The Company completed a public offering of $100,000 principal amount of 9 1/4% unsecured Senior Subordinated Notes due September 15, 2008 (the 2008 Notes) during July 1996. The 2008 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 15, 2001, at redemption prices varying from 104.625% of principal amount to 100.00% of principal amount on or after September 15, 2004, in each case together with accrued and unpaid interest to the date of redemption.

         The Company completed a private placement of $150,000 principal amount of 8% unsecured Senior Subordinated Notes due October 15, 2010 during June 1998. In fiscal 1999, the Company exchanged these outstanding notes for public notes (the 2010 Notes) with the same terms. The 2010 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2003, at redemption prices varying from 104.00% of principal amount to 100.00% of principal amount on or after October 15, 2006, in each case together with accrued and unpaid interest to the date of redemption.

         The Senior Subordinated Notes are subordinate to the Credit Facility.

         The Company has an unsecured credit facility (the Credit Facility), providing for borrowings up to $225,000. The Credit Facility matures May 28, 2002, and on May 28, 2001, borrowing availability reduces to $150,000. The interest rates applicable to borrowings under the Credit Facility are the agent's prime rate or a LIBOR based rate ranging from LIBOR plus 0.450% to 1.125%. Borrowings at June 30,1999 were at an average rate of 4.83%. Letters of credit issued through the Credit Facility of $773 are outstanding at June
30, 1999. The amount available for borrowing under the Credit Facility is $192,380 at June 30,1999.

         The Company has a term facility, which provides for borrowing up to $15,000 and matures on May 28, 2002. The outstanding balance under this facility was $10,834 at June 30,1999, at an interest rate of 7.1%. Aggregate maturities of long-term debt are as follows: 2002 - $42,897 and 2005 and thereafter - $398,317.

         Terms of long-term debt agreements require compliance with certain covenants including minimum net worth, interest coverage ratios and limitations on restricted payments and levels of indebtedness. At June 30, 1999, the amount available for the payment of dividends and/or the acquisition of treasury stock was $29,516 under the most restrictive of these agreements.

         The Company has a revolving credit line of approximately $7,100 with a financial institution at a rate of interest of 4.8% at June 30, 1999. There was no outstanding balance under this revolving line of credit at June 30, 1999. Letters of credit issued through the revolving line of credit of $1,302 are outstanding at June 30, 1999. The revolving line of credit expires April 30, 2000. Total interest paid by the Company for the years ended June
30, 1999, 1998 and 1997 was $36,883, $37,143 and $24,311, respectively.

7. STOCKHOLDERS' EQUITY

         The Board of Directors has authorized the repurchase of 4,000,000 shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. During the year ended June 30, 1999, 1,431,900 shares were repurchased, and a total of 3,522,100 shares have been repurchased through June 30, 1999.

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

OPTION PLAN ACTIVITY

                                                             Average        Average
                                                            Exercise           Fair
                                           Options             Price          Value
                                          ---------       ----------      ---------
Outstanding at
   June 30, 1996                          2,140,000       $    8.78
Granted at market                            50,000           13.19       $    6.18
Granted below market                        100,000            7.60            9.15
Exercised                                    (5,200)           9.25
                                          ---------       ----------      ---------
Outstanding at
   June 30, 1997                          2,284,800            8.83
Granted at market                         1,598,792           18.25            8.77
Granted below market                        100,000            7.60           13.16
Granted above market                         11,208           19.63            8.17
Exercised                                  (199,600)           8.80
Terminated                                 (159,600)          10.78
                                          ---------       ----------      ---------
Outstanding at
   June 30, 1998                          3,635,600           12.88
Granted at market                           240,000           13.88            7.16
Exercised                                   (49,700)           9.07
Terminated                                  (40,000)          13.74
                                          ---------       ----------      ---------
Outstanding at
   June 30, 1999                          3,785,900           12.99
Options exercisable
   at June 30:
    1997                                    524,034            9.15
                                          ---------       ----------      ---------
    1998                                    884,600            9.16
                                          ---------       ----------      ---------
    1999                                  1,647,235           11.34
                                          =========       ==========      =========


         There were 859,600, 1,059,600 and 2,610,000 shares reserved for grants of options at June 30,1999, 1998 and 1997, respectively. The following summary provides information about stock options outstanding and exercisable at June 30, 1999:

                                          Outstanding                                     Exercisable
                                          -----------                                     -----------
                                            Average        Average                          Average
                                            Exercise      Remaining                         Exercise
Exercise Price           Options             Price       Life (Years)    Options             Price
-------------           ---------          ---------     -----------    ---------          ---------
$ 7.50-$10.50           1,759,900          $    8.26         6.7        1,047,900          $    8.35
$12.50-$18.00           1,854,792              16.64         7.4          561,731              16.21
$19.50-$23.00             171,208              22.06         8.6           37,604              21.84
                        ---------          ---------     -----------    ---------          ---------
Total                   3,785,900          $   12.99         7.1        1,647,235          $   11.34
                        ---------          ---------     -----------    ---------          ---------

         As allowed under the Financial Accounting Standards Board Statement No.123, Accounting for Stock-Based Compensation (SFAS No.123), the Company applies the provisions of Accounting Principles Board Opinion No.25 and related interpretations. The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value based method of accounting established by SFAS No.123:

                                            Year Ended June 30
                                  1999            1998            1997
                               ----------      ----------      ----------
Net income:
   As reported                 $   48,018      $   55,260      $   53,274
   Pro forma                       43,874          51,482          51,866
Basic earnings
   per share:
   As reported                 $     1.34      $     1.49      $     1.40
   Pro forma                         1.23            1.39            1.36
Diluted earnings
   per share:
   As reported                 $     1.32      $     1.45      $     1.38
   Pro forma                         1.21            1.37            1.34
                               ----------      ----------      ----------

         The Company has estimated the fair value of each option grant using the Black-Scholes option pricing model. The fair value was estimated with the following weighted average assumptions: expected life of the stock options of eight years; volatility of the expected market price of common stock of .37 for 1999, .29 for 1998 and .27 for 1997; a risk-free interest rate range of 4.8% to 5.2% for 1999, 5.5% to 6.2% for 1998, and 6% for 1997; and no dividends. Option pricing models, such as the Black-Scholes model, require the input of highly subjective assumptions, including the expected stock price volatility, that are subject to change from time to time. Pro forma amounts reflect total compensation expense from the awards made in 1996 through 1999. Since compensation expense from stock options is recognized over the future years' vesting period, and additional awards generally are made every one to two years, pro forma amounts may not be representative of future years' amounts.

         In August 1997, the Board of Directors authorized a restricted stock plan and set aside 800,000 of the Company's treasury shares to fund this plan. At June 30, 1999, 23,541 restricted shares had been awarded. Stock options that could potentially dilute basic earnings per share in the future, which were not included in the fully diluted computation because they would have been antidilutive, were 1,575,003, 63,589 and 43,562 for the years ended June
30, 1999,1998 and 1997, respectively.

8. INCOME TAXES

Provision for income taxes

                                             Year Ended June 30
                                         1999         1998           1997
                                    ---------   ----------     ----------
Current:
   Federal                          $  11,120    $  23,740      $  17,472
   State and other                        202        1,089            738
                                    ---------    ---------      ---------
                                       11,322       24,829         18,210
Deferred:
   Federal                              7,944        4,250          8,242
   State and other                      3,046         (482)           527
                                    ---------    ---------      ---------
                                       10,990        3,768          8,769
                                    ---------    ---------      ---------
                                    $  22,312    $  28,597      $  26,979
                                    =========    =========      =========


         The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes due to the following:

RATE ANALYSIS

                                               Year Ended June 30
                                         1999         1998           1997
                                    ---------    ---------      ---------
Expected tax expense                $  24,616    $  29,350      $  28,089
State taxes                               469          644            850
Foreign sales
   corporation                         (4,444)      (3,244)        (3,030)
Effect of foreign
   operations                           1,680        1,988            765
Nondeductible items                       529          547            339
Other                                    (538)        (688)           (34)
                                    ---------    ---------      ---------
                                    $  22,312    $  28,597      $  26,979
                                    =========    =========      =========

         Significant components of the Company's deferred tax assets (liabilities) are as follows:

DEFERRED TAX ASSETS (LIABILITIES)

                                               June 30
                                       1999               1998
                                       ----               ----
Deferred tax liabilities:
   Depreciation                     $(55,735)          $(45,836)
   Other                              (3,377)            (2,699)
                                    --------           --------
                                     (59,112)           (48,535)
Deferred tax assets:
   Postretirement benefits             5,852              5,438
   Inventory costs                     1,165              1,217
   Net operating loss                  4,373              5,133
   Nondeductible reserves              2,953              4,909
   AMT carryforward                    1,434                 --
   Other                               2,267              1,760
                                    --------           --------
                                      18,044             18,457
                                    --------           --------
                                    $(41,068)          $(30,078)
                                    ========           ========

         The Company paid income taxes of $10,937, $26,455 and $16,965 during the years ended June 30, 1999, 1998 and 1997, respectively.

         For the year ended June 30,1999, income before income taxes consisted of $66,920 of domestic income and $3,410 of foreign income. For the year ended June 30, 1998, income before income taxes consisted of $90,243 of domestic income and $6,386 of foreign losses. At June 30,1999, the Company has foreign net operating loss carryforwards of approximately $23,197, which have no expiration date.

9. EMPLOYEE BENEFIT PLANS

During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement benefits (SFAS No. 132). The provisions of SFAS No. 132 revise disclosure requirements related to pension and other postretirement benefit plans. These provisions do not change the methods of measurement or recognition of assets, liabilities and benefit costs of these plans.

         The Company has defined contribution retirement plans covering U.S. employees. The Company contributes 1% of the employee's gross compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's gross compensation. The plans also provide for additional contributions by the Company contingent upon the Company's results of operations. Contribution expense for the retirement plans for the years ended June 30, 1999, 1998 and 1997 was $9,111, $8,096 and $7,528, respectively.

   The Company also provides medical, dental and life insurance postretirement plans covering certain U.S. employees who meet specified age and service requirements. Certain employees who met specified age and service requirements on March 15, 1993 are covered by their previous employer and are not covered by these plans. The Company's current policy is to fund the cost of these benefits as payments to participants are required.

   The components of net periodic benefit costs are as follows:

EFFECT ON OPERATIONS

                                             Year Ended June 30
                                    1999             1998            1997
                                  -------           -----           -----
Service cost for
   benefits earned                $   841           $ 779           $ 677
Interest cost on
   benefit obligation                 869             795             671
Amortization of net loss
   from earlier periods                 1               7              23
Amortization of
   unrecognized prior
   service cost                      (600)           (650)           (650)
                                  -------           -----           -----
Total cost                        $ 1,111           $ 931           $ 721
                                  =======           =====           =====

   The following table provides a reconciliation of the changes in the plans' benefit obligations over the two-year period ending June 30,1999, and a statement of the plans' funded status as of June 30,1999 and 1998:

                                                         June 30
                                                 1999               1998
                                               --------           --------
Change in benefit obligation:
   Obligation at beginning of year             $ 11,136           $  9,489
   Service cost                                     841                779
   Interest cost                                    869                795
   Amendment                                        448                 --
   Participant contributions                          6                 --
   Actuarial loss (gain)                           (104)                79
   Benefits paid                                    (10)                (6)
                                               --------           --------
   Underfunded status at end of year           $ 13,186           $ 11,136
   Unrecognized prior service cost                3,557              4,605
   Unrecognized loss                             (1,034)            (1,138)
   Other                                            561                556
                                               --------           --------
Net amount recognized in the
   consolidated balance sheet                  $ 16,270           $ 15,159
                                               ========           ========

         The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plans is 8.0% for 2000, and is assumed to decrease gradually to 5.0% in 2006, and remain level thereafter. Due to the benefit cost limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7% at June 30, 1999 and 1998.

10. SIGNIFICANT CUSTOMER

Gross sales to Procter & Gamble Company and its affiliates (P&G) for the years ended June 30, 1999, 1998 and 1997 were 35%, 31% and 32%, respectively, of total gross sales.

         The Company and P&G are parties to the Pulp Supply Agreement (the "Supply Agreement"), which provides that P&G will purchase, under a take-or-pay arrangement, a specified tonnage (currently, most of the Company's output) of fluff pulp annually at the higher of the formula price or market price in calendar years 1999 and 2000, and at market price in calendar years 2001 and 2002. Currently, the formula price paid by P&G under the Supply Agreement significantly exceeds the market price for fluff pulp. In the event that P&G does not perform under the Supply Agreement or renew it upon terms favorable to the Company, and the market price for fluff pulp does not increase significantly from present levels, the Company's business, results of operations and financial condition could be materially and adversely affected.

11. SEGMENT INFORMATION

During June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). This statement replaces the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also establishes standards for related disclosures about products, geographic areas and major customers.

         The Company operates in one segment consisting of the manufacturing and marketing of value-added cellulose-based specialty products. All of the Company's products involve similar production processes, are sold to similar classes of customers and markets, are distributed using the same methods, and operate in similar regulatory environments.

         The Company's identifiable products are chemical cellulose, customized paper cellulose and absorbent products. Chemical cellulose is used to impart purity, strength and viscosity in the manufacture of diversified products such as food casings, rayon filament, acetate fibers and plastics, as well as thickeners for food, cosmetics and pharmaceuticals. Customized paper cellulose is used to provide porosity, color permanence and tear resistance in automotive air and oil filters, premium letterhead, currency paper and personal stationery. Absorbent products are used to increase absorbency and fluid transport in products such as disposable diapers, feminine hygiene products and adult incontinence products.

         The following provides relative gross sales to unaffiliated customers by product:

                                           Year Ended June 30
                                    1999          1998         1997
                                    ----          ----         ----
Chemical cellulose                   35%           39%           40%
Customized paper cellulose           22%           22%           26%
Absorbent products                   43%           39%           34%
                                   ----          ----          ----
                                    100%          100%          100%
                                   ====          ====          ====

   The Company has manufacturing operations in the United States, Canada, Germany and Ireland. The following provides a summary of net sales to unaffiliated customers, based on point of origin, and long-lived assets by geographic areas:

                                              Year Ended June 30
                                   1999              1998               1997
                                 --------          --------          --------
Net sales:
   United States                 $504,219          $539,132          $501,124
   Other                          113,488            91,078            57,809
                                 --------          --------          --------
Total net sales                  $617,707          $630,210          $558,933
                                 ========          ========          ========

Long-lived assets:
   United States                 $354,835          $343,475          $325,488
   Canada                         121,532           124,473           123,049
   Other                           64,899            68,549            76,555
                                 --------          --------          --------
Total long-lived assets          $541,266          $536,497          $525,092
                                 ========          ========          ========

   For the year ended June 30,1999, the Company's gross sales by destination were concentrated in the following geographic markets: North America - 36%, Europe - 35%, Asia -16%, South America - 8% and Other - 5%.

12. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs of $10,924, $10,732 and $8,423 were charged to expense as incurred for the years ended June 30, 1999, 1998 and 1997, respectively.

13. PURCHASE COMMITMENTS

At June 30,1999, under three separate agreements expiring at various dates through December 31, 2010, the Company is required to purchase certain timber from specified tracts of land that is available for harvest. The contract price under the terms of these agreements is either at the then current market price or at fixed prices as stated in the contract. At June 30,1999, estimated annual purchase obligations were as follows: 2000 - $25,000; 2001- $22,000; 2002 - $24,000; 2003 - $23,000; 2004 - $23,000; and thereafter - $179,000.

         Purchases under these agreements for the years ended June 30, 1999, 1998 and 1997 were $21,629, $16,522 and $23,441, respectively.

14. CONTINGENCIES

The Company's operations are subject to extensive general and industry-specific federal, state, local and foreign environmental laws and regulations. The Company devotes significant resources to maintaining compliance with these laws and regulations. The Company expects that, due to the nature of its operations, it will be subject to increasingly stringent environmental requirements (including standards applicable to wastewater discharges and air emissions) and will continue to incur substantial costs to comply with these requirements. Because it is difficult to predict the scope of future requirements, there can be no assurance that the Company will not in the future incur material environmental compliance costs or liabilities.

         The Foley Plant discharges treated wastewater into the Fenholloway River. Under the terms of an agreement with the Florida Department of Environmental Protection ("FDEP"), approved by the U.S. Environmental Protection Agency ("EPA") in 1995, the Company agreed to a comprehensive plan to attain Class III ("fishable/swimmable") status for the Fenholloway River under applicable Florida law (the "Fenholloway Agreement"). The Fenholloway Agreement requires the Company, among other things, to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river, and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location. The Company has already made significant expenditures to make certain in-plant process changes required by the Fenholloway Agreement, and the Company estimates based on 1997 projections, it will incur additional capital expenditures of approximately $40 million through fiscal 2005 to comply with the remaining obligations under the Fenholloway Agreement. The EPA has objected to several provisions of the renewal permit for the Foley effluent discharge and the Company and the FDEP, which is the delegated permitting authority, requested a public hearing on the objections.

         The EPA requested additional environmental studies to identify possible alternatives to the relocation of the discharge point to determine if more cost effective technologies are available to address both Class III water quality standards for the Fenholloway River and anticipated EPA "cluster rules" applicable to wastewater discharges from dissolving kraft pulp mills, like the Foley Plant. The Company completed the process changes within the Foley Plant as required by the Fenholloway Agreement. The other requirements of the Fenholloway Agreement have been deferred until the EPA objections to the renewal permit are satisfactorily resolved. Consequently, a portion of the estimated $40 million in capital expenditures may be delayed beyond fiscal 2005, and the total capital expenditures for the Foley Plant may increase if prices increase or the Company is required by the "cluster rules" to implement other technologies.

         While the EPA has not yet proposed wastewater standards under the "cluster rules" applicable to dissolving kraft pulp mills like the Foley Plant, the EPA has issued air emission standards applicable to the Foley Plant. The Company is reviewing these air emission standards and presently does not believe that such expenditures required by them are likely to have a materially adverse effect on the Company's business, results of operations or financial condition.

         The Foley Plant is on the EPA list of potential hazardous substance release sites prepared under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). The EPA conducted a site investigation in early 1995. It is possible that the Foley Plant will be listed on the CERCLA National Priorities List and therefore require remedial action, although the Company considers this possibility unlikely. If the site were to be placed on the National Priorities List, the costs associated with conducting a CERCLA remedial action could be material.

         The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management that such litigation and claims will be resolved without a materially adverse effect on the Company's financial position or results of operation.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS


For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable, the carrying amounts approximate fair value due to their short maturities. The fair value of the Company's long-term debt is based on an average of the bid and offer prices at year-end. The carrying value and fair value of long-term debt at June 30,1999 were $441,214 and $434,647, respectively, and at June 30, 1998 were $456,843 and $467,270, respectively.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                   First             Second           Third             Fourth
                                  Quarter           Quarter           Quarter          Quarter
                                  -------           -------           -------          -------
Year ended June 30,1999
Net sales                        $156,177          $147,274          $155,880          $158,376
Gross margin                       42,354            38,005            38,883            39,350
Operating income                   30,526            27,600            27,803            27,095
Net income                         13,383            10,874            11,488            12,273
Earnings per share:
   Basic                             0.37              0.30              0.32              0.35
   Diluted                           0.36              0.30              0.32              0.34
                                 --------          ---------         --------          --------

Year ended June 30,1998
Net sales                        $153,313          $153,610          $162,474          $160,813
Gross margin                       42,141            40,356            42,597            43,359
Operating income                   30,769            30,220            30,263            31,159
Net income                         13,161            13,338            14,204            14,557
Earnings per share:
   Basic                             0.35              0.36              0.38              0.40
   Diluted                           0.34              0.35              0.37              0.38
                                 --------          ---------         --------          --------

   The Company's effective tax rate for the fourth quarter of fiscal 1999 was 24.0% compared to 34.0% for the nine months ended March 31,1999. The decrease was primarily the result of the recognition of additional benefit from the Company's optimization of its foreign sales corporation.

17. SUBSEQUENT EVENT

On July 15, 1999, the Company announced that it had signed a letter of intent to acquire essentially all the assets of Walkisoft, UPM-Kymmene's nonwoven business, with manufacturing locations in Steinfurt, Germany and Mt. Holly, North Carolina, for approximately $120,000. The acquisition includes $15,000 in working capital and will be funded over the next four years by paying UPM-Kymmene $32,000 at closing and $22,000 on each of the first four anniversaries of closing. The transaction, which is expected to close during the October-December 1999 quarter, is subject to completion of due diligence, regulatory approvals and other terms of the agreement.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Buckeye Technologies Inc.

We have audited the accompanying consolidated balance sheets of Buckeye Technologies Inc. as of June 30, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Buckeye Technologies Inc. at June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

                                 /s/ Ernst & Young LLP
                                 ---------------------
                                 Memphis, Tennessee
                                 July 30, 1999

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                         Year Ended June 30
                                               1999              1998             1997(a)          1996(b)             1995
                                             --------          --------          --------          --------          --------
Operating data:
Net sales                                    $617,707          $630,210          $558,933          $470,979          $408,587
Operating income                              113,024           122,411           109,392           108,567            79,172
Income before extraordinary loss               48,018            55,260            53,274            47,010            21,712
Net income                                     48,018            55,260            53,274            43,061            21,712
Basic earnings per share:(c)
   Income before extraordinary loss              1.34              1.49              1.40              1.11
   Net income                                    1.34              1.49              1.40              1.02
Diluted earnings per share:(c)
   Income before extraordinary loss              1.32              1.45              1.38              1.10
   Net income                                    1.32              1.45              1.38              1.01

Balance sheet data:
   Total assets                              $747,882          $751,536          $737,464          $452,799          $379,056
   Long-term debt less
     current portion                          441,214           456,332           474,631           217,873           166,202

Other data:(d)
Company EBITDA                               $152,009          $162,397          $143,024          $134,670          $104,088
                                             --------          --------          --------          --------          --------

(a) Includes the operations of Alpha from September 1, 1996 and Merfin from May 28, 1997, their respective dates of acquisition.
(b) An extraordinary loss of $3,949, net of tax benefit, was recognized on the early retirement of debt. A minority interest charge ceased on November 28, 1995. This data includes the operations of the Temming Business from May 1, 1996, the date of acquisition.
(c) Historical net income per share has not been presented for 1995 as it is not considered relevant.
(d) Company EBITDA represents earnings before interest, taxes, depreciation, amortization, depletion, minority interest, extraordinary loss, secondary offering costs and other non-cash charges. This data should not be considered in isolation and is not intended to be a substitute for income statement or cash flow statement data as a measure of the Company's profitability (see Consolidated Financial Statements).

STOCKHOLDER INFORMATION

COMMON STOCK PRICE RANGE

                                                               Year Ended June 30
                                                      1999                              1998
                                              High             Low               High              Low
                                           ---------         --------        ------------      -----------
First quarter (ended September 30)         $ 25 3/8         $  14            $   21 3/8        $  16 9/16
Second quarter (ended December 31)           21 1/8            11 3/4            23 3/8           19 1/8
Third quarter (ended March 31)               15 7/16           12 1/8            23 3/16          19 5/16
Fourth quarter (ended June 30)               17                12 3/4            24 11/16         20 15/16
                                           ---------         --------        ------------      -----------

The Company has no plans to pay dividends in the foreseeable future.

STOCK LISTING AND SHAREHOLDERS
Buckeye Technologies Inc. is traded on the New York Stock Exchange under the symbol BKI. There were approximately 6,000 stockholders on September 1, 1999, based on the number of record holders of the Company's common stock and an estimate of the number of individual participants represented by security position listings.


44