Form 10-K, Exhibit 13
period 2000-06-30
BUCKEYE TECHNOLOGIES INC
filed 2000-09-25
CIK 899597

                                                               EXHIBIT 13.1


22 FINANCIAL REVIEW

INTRODUCTION

Buckeye Technologies Inc. and its subsidiaries (the Company) manufacture value-added cellulose-based specialty products in the United States, Canada, Germany, Ireland and Brazil, and sell these products in worldwide markets. On October 1, 1999, the Company acquired essentially all of the assets of Walkisoft, UPM-Kymmene's nonwovens business, with manufacturing locations in Steinfurt, Germany and Gaston County, North Carolina.

On July 26, 2000, the Company announced its purchase of the cotton cellulose business of Fibra, S.A., located in Americana, Brazil, for approximately $35.0 million. The Company assumed operations of the facility on August 1, 2000.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 2000 AND JUNE 30, 1999

Net sales for 2000 were $712.8 million, compared to $617.7 million for 1999, an increase of 15.4%. The increase for the year was due to the acquisition of Walkisoft, higher volume and favorable product mix on existing businesses, offset by the lower unit sales prices related to the January 1, 1999 fluff pulp contract price reduction to Procter & Gamble.

In 2000, operating income was $136.9 million, compared to $113.0 million for 1999, an increase of 21.2%. The 2000 operating income as a percentage of sales was 19.2%, compared to 18.3% for 1999. The increase was primarily due to the favorable product mix and lower production costs, partially offset by higher research, selling and administrative expenses.

Net interest and amortization of debt costs for 2000 were $42.7 million, compared to $38.9 million for 1999, an increase of $3.8 million. The increase was primarily due to higher debt levels as a result of the Walkisoft acquisition and the purchase of certain packaging technology from Stac-Pac Technologies Inc.

The Company's effective tax rate for 2000 was 33.7% versus 31.7% in 1999. The increase was primarily the result of higher profits in the Company's foreign operations.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1999 AND JUNE 30, 1998

Net sales for 1999 were $617.7 million, compared to $630.2 million for 1998, a decrease of 2%. The decrease was primarily due to lower sales volume.

In 1999, operating income was $113.0 million, compared to $122.4 million for 1998, a decrease of 7.7%. The 1999 operating income as a percentage of sales was 18.3% compared to 19.4% for 1998. The decrease was primarily due to lower cellulose volume and unit sales prices, including a scheduled January 1, 1999 fluff pulp contract price reduction to Procter & Gamble. These negative factors were substantially offset by improved airlaid sales and lower overall costs.

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

FINANCIAL CONDITION

CASH FLOW

Cash provided by operating activities is the major source of funds for the Company, totaling $138.2 million in 2000, $97.8 million in 1999 and $94.0 million in 1998. The increase in cash generated during 2000 was primarily due to higher earnings before noncash charges and changes in working capital. The increase in cash generated during 1999 was primarily due to higher deferred taxes partially offset by lower net income. In 1998, an increase in funding of net operating assets offset an increase in net income, depreciation and amortization.

Capital expenditures for property, plant and equipment were $68.6 million in 2000, $51.5 million in 1999 and $66.7 million in 1998. The Company made these expenditures to purchase, modernize and upgrade production equipment and to maintain and acquire facilities. Capital expenditures (including environmental expenditures) for 2001 are expected to be approximately $165.0 million. The increase relates primarily to the construction of a large airlaid nonwovens machine at the Gaston County, North Carolina plant.

The Board of Directors has authorized the repurchase of 5,000,000 shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. During the year ended June 30, 2000, 717,900 shares were repurchased at a cost of $11.7 million. Through June 30, 2000, a total of 4,240,000 shares have been repurchased under the current board authority.

LEVERAGE/CAPITALIZATION

Total debt increased to $532.9 million at June 30, 2000 from $441.2 million at June 30, 1999, an increase of $91.7 million, of which the major components are $85.1 million of debt related to the acquisition of Walkisoft and $10.0 million of debt related to the purchase of the Stac-Pac technology.

The total debt to capital ratio was 71.3% at June 30, 2000, compared to 71.4% at June 30, 1999 and 74.6% at June 30, 1998. The interest coverage ratio was
4.4x in 2000, 4.0x in 1999 and 4.6x in 1998.

LIQUIDITY

The Company believes that its cash flow from operations, together with the borrowings available under its credit facility, will be sufficient to fund capital expenditures (including environmental expenditures), meet operating expenses, fund authorized common stock repurchases, and service all debt requirements for the foreseeable future. Consistent with the Company's stated policy, there are no plans to pay dividends in the foreseeable future. At June 30, 2000, the Company had unused borrowing capacity of $195.0 million on the bank credit facility.

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

INTEREST RATES

The fair value of the Company's long-term public debt is based on an average of the bid and offer prices at year-end. The fair value of the credit facility approximates its carrying value due to its variable interest rate. The carrying value of other long-term debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing instruments. The carrying value and fair value of long-term debt at June 30, 2000 were $532.9 million and $520.4 million, respectively, and at June 30, 1999 were $441.2 million and $434.6 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to $4.7 million at June 30, 2000 and $16.3 million at June 30, 1999.

The Company had $28.4 million of variable rate long-term debt outstanding at June 30, 2000. At this borrowing level, a hypothetical 10% increase in interest rates would have a $0.2 million unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposures on floating rate debt are with respect to U.S. prime rates and European interbank rates.

FOREIGN CURRENCY EXCHANGE RATES

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Therefore foreign currency exposures arising from transactions are not material to the Company. The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar and the euro.

The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company does not generally hedge these net investments. However, the Company uses capital structuring techniques to manage its net investment in foreign currencies as considered necessary. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates is $176.2 million and $158.2 million at June 30, 2000 and 1999, respectively. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates at June 30, 2000 amounts to $16.0 million and $14.4 million at June 30, 1999. This change would be reflected in the equity section of the Company's balance sheet.

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

See Note 10 to the Consolidated Financial Statements for information related to the Pulp Supply Agreement with the Procter & Gamble Company.

SUBSEQUENT EVENT

On July 26, 2000, the Company announced its purchase of the cotton cellulose business of Fibra, S.A. (Fibra), located in Americana, Brazil, for approximately $35.0 million. The Company assumed operation of the facility on August 1, 2000. Fibra and the Company concurrently entered into a contract under which this plant will continue to supply cotton cellulose for Fibra's staple rayon operations in Brazil. The acquisition has been funded using borrowings from the Company's bank credit facility.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices and other factors. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

26 CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Year Ended June 30
(In thousands, except per share data)                                     2000            1999            1998
                                                                     -----------------------------------------
NET SALES                                                            $ 712,757       $ 617,707       $ 630,210
Cost of goods sold                                                     521,124         459,115         461,757
                                                                     -----------------------------------------
Gross margin                                                           191,633         158,592         168,453
Selling, research and administrative expenses                           54,725          45,568          46,042
                                                                     -----------------------------------------
OPERATING INCOME                                                       136,908         113,024         122,411
Other income (expense):
   Interest income                                                         741             390             539
   Interest expense and amortization of debt costs                     (43,485)        (39,263)        (36,808)
   Other                                                                (5,047)         (3,821)         (2,285)
                                                                     -----------------------------------------
                                                                       (47,791)        (42,694)        (38,554)
                                                                     -----------------------------------------
Income before income taxes                                              89,117          70,330          83,857
Income taxes                                                            30,000          22,312          28,597
                                                                     -----------------------------------------
NET INCOME                                                           $  59,117       $  48,018       $  55,260
                                                                     =========================================

BASIC EARNINGS PER SHARE                                             $    1.68       $    1.34       $    1.49
                                                                     =========================================
DILUTED EARNINGS PER SHARE                                           $    1.65       $    1.32       $    1.45
                                                                     =========================================

Weighted average shares for basic earnings per share                    35,091          35,756          37,109
Effect of dilutive stock options                                           838             745           1,125
                                                                     -----------------------------------------
Adjusted weighted average shares for diluted earnings per share         35,929          36,501          38,234
                                                                     =========================================

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                                                                June 30
(In thousands, except share data)                                                         2000            1999
                                                                                     -------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                         $  12,257       $     403
   Accounts receivable - trade, net of allowance for doubtful accounts of
      $1,219 and $1,042 at June 30, 2000 and 1999, respectively                        108,652          79,349
   Accounts receivable - other                                                           3,247           2,299
   Inventories                                                                         107,238         104,584
   Deferred income taxes                                                                 5,911           2,412
   Prepaid expenses and other                                                            7,645           8,046
                                                                                     -------------------------
TOTAL CURRENT ASSETS                                                                   244,950         197,093

Property, plant and equipment, net                                                     520,402         412,231
Goodwill, net                                                                          122,399         127,409
Intellectual property and other, net                                                    42,970          11,149
                                                                                     -------------------------
TOTAL ASSETS                                                                         $ 930,721       $ 747,882
                                                                                     =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade accounts payable                                                            $  36,397       $  22,848
   Accrued expenses                                                                     71,549          45,127
   Current portion of long-term debt                                                    26,892              --
                                                                                     -------------------------
TOTAL CURRENT LIABILITIES                                                              134,838          67,975

Long-term debt                                                                         505,983         441,214
Accrued postretirement benefits                                                         17,531          16,270
Deferred income taxes                                                                   56,691          43,480
Other liabilities                                                                        1,699           1,524
Commitments and contingencies (Notes 6, 10, 13 and 14)

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value; 10,000,000 shares authorized;
      none issued or outstanding                                                            --              --
   Common stock, $.01 par value; 100,000,000 shares authorized;
      43,142,770 shares issued and 34,750,614 and 35,379,736 shares outstanding
      at June 30, 2000 and 1999, respectively                                              431             431
   Additional paid-in capital                                                           65,306          65,477
   Deferred stock compensation                                                            (626)         (1,468)
   Accumulated other comprehensive income                                              (34,376)        (21,642)
   Retained earnings                                                                   298,114         238,997
   Treasury shares, 8,392,156 and 7,763,034 shares at June 30, 2000 and
      1999, respectively                                                              (114,870)       (104,376)
                                                                                     -------------------------
TOTAL STOCKHOLDERS' EQUITY                                                             213,979         177,419
                                                                                     =========================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 930,721       $ 747,882
                                                                                     =========================

See accompanying notes.

28 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            Accumulated
                                                 Additional    Deferred        other
                                       Common     paid-in       stock      comprehensive     Retained     Treasury
(In thousands, except share data)      stock      capital    compensation     income         earnings      shares         Total
                                      ------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1997               $   431    $ 65,928     $(2,200)      $ (4,673)        $135,719    $ (67,015)    $ 128,190
Comprehensive income:
   Net income                              --          --          --             --           55,260           --        55,260
   Other comprehensive income:
      Foreign currency translation
         adjustment                        --          --          --        (12,387)              --           --       (12,387)
                                                                                                                       ---------
Comprehensive income                                                                                                      42,873
Purchase of 911,200 shares                 --          --          --             --               --      (18,445)      (18,445)
Issuance of 215,550 shares of
   common stock                            --      (1,209)         --             --               --        3,395         2,186
Compensation charge for
   stock options                           --          70          --             --               --           --            70
Deferred stock compensation                --       1,010      (1,010)            --               --           --            --
Amortization of deferred
   stock compensation                      --          --         805             --               --           --           805
                                      ------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                  431      65,799      (2,405)       (17,060)         190,979      (82,065)      155,679
Comprehensive income:
   Net income                              --          --          --             --           48,018           --        48,018
   Other comprehensive income:
      Foreign currency translation
         adjustment                        --          --          --         (4,582)              --           --        (4,582)
                                                                                                                       ---------
Comprehensive income                                                                                                      43,436
Purchase of 1,431,900 shares               --          --          --             --               --      (23,151)      (23,151)
Issuance of 58,090 shares of
   common stock                            --        (157)         --             --               --          840           683
Termination of stock options               --        (165)        165             --               --           --            --
Amortization of deferred stock
   compensation                            --          --         772             --               --           --           772
                                      ------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                  431      65,477      (1,468)       (21,642)         238,997     (104,376)      177,419
Comprehensive income:
   Net income                              --          --          --             --           59,117           --        59,117
   Other comprehensive income:
      Foreign currency translation
         adjustment                        --          --          --        (12,734)              --           --       (12,734)
                                                                                                                       ---------
Comprehensive income                                                                                                      46,383
Purchase of 717,900 shares                 --          --          --             --               --      (11,715)      (11,715)
Compensation charge for
   stock options                           --         107          --             --               --           --           107
Issuance of 88,778 shares of
   common stock                            --        (180)         --             --               --        1,221         1,041
Termination of stock options               --         (98)         98             --               --           --            --
Amortization of deferred
   stock compensation                      --          --         744             --               --           --           744
                                      ------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000              $   431    $ 65,306     $  (626)      $(34,376)        $298,114    $(114,870)    $ 213,979
                                      ==========================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                 Year Ended June 30
(In thousands)                                                         2000              1999             1998
                                                                    ---------------------------------------------
OPERATING ACTIVITIES
Net income                                                          $  59,117         $  48,018         $  55,260
Adjustments to reconcile net income to net cash provided
   by operating activities:
      Depreciation                                                     42,305            37,673            36,562
      Amortization                                                      6,141             5,186             7,460
      Deferred income taxes                                             9,857            10,990             3,768
      Other                                                             5,661             4,233             2,500
      Changes in operating assets and liabilities:
         Accounts receivable                                          (21,962)            7,036            (8,609)
         Inventories                                                    1,561            (5,117)            5,103
         Prepaid expenses and other assets                                859            (2,493)           (3,459)
         Accounts payable and other current liabilities                34,833            (7,695)           (4,544)
                                                                    ---------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             138,372            97,831            94,041
INVESTING ACTIVITIES
Acquisitions of businesses                                            (29,501)               --            (3,869)
Purchases of property, plant and equipment                            (68,561)          (51,549)          (66,720)
Other                                                                 (13,734)            2,523               (58)
                                                                    ---------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                (111,796)          (49,026)          (70,647)
FINANCING ACTIVITIES
Proceeds from sale of equity interests                                    702               450             1,757
Purchase of treasury shares                                           (11,715)          (23,151)          (18,445)
Net payments under revolving line of credit                            (2,804)          (15,192)         (125,557)
Proceeds from long-term debt                                               --                --           160,480
Payments for debt issuance costs                                           --                --            (4,000)
Principal payments on long-term debt and other                           (163)          (11,934)          (41,163)
                                                                    ---------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                 (13,980)          (49,827)          (26,928)
EFFECT OF FOREIGN CURRENCY RATE FLUCTUATIONS                             (742)              (47)             (158)
                                                                    ---------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       11,854            (1,069)           (3,692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            403             1,472             5,164
                                                                    ---------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  12,257         $     403         $   1,472
                                                                    =============================================

See accompanying notes

30  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1.       ACCOUNTING POLICIES

BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

The financial statements are consolidated financial statements of Buckeye Technologies Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company manufactures and distributes value-added cellulose-based specialty products used in numerous applications including disposable diapers, personal hygiene products, engine air and oil filters, food casings, rayon filament, acetate plastics, thickeners and papers.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be temporary cash investments with a maturity of three months or less when purchased.

INVENTORIES

Inventories are stated at the lower of cost (determined on average cost or first-in, first-out methods) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. The cost of major renewals and improvements is capitalized. Depreciation is computed by the straight-line method over the following estimated useful lives: buildings - 30 to 40 years; machinery and equipment - 5 to 16 years. The Company accrues the cost of periodic planned maintenance shutdowns, based on its best estimate of incremental spending and the fixed overhead cost, over the period between shutdowns.

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

INTANGIBLE ASSETS

Goodwill is amortized by the straight-line method over 30 to 40 years. Goodwill is net of accumulated amortization of $14,004 and $10,416 at June 30, 2000 and 1999, respectively. Deferred debt costs are amortized by the interest method over the life of the related debt and are net of accumulated amortization of $4,594 and $3,283 at June 30, 2000 and 1999, respectively. Intellectual property, primarily resulting from current year acquisitions, is amortized by the straight-line method over 5 to 20 years and is net of accumulated amortization of $1,273 and $127 at June 30, 2000 and 1999, respectively.

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

CREDIT RISK

The Company has established credit limits for each customer. The Company requires the customer to provide a letter of credit for export sales in high-risk countries. Credit limits are monitored routinely.

ENVIRONMENTAL COSTS

Liabilities are recorded when environmental assessments are probable and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then-known facts.

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

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

EARNINGS PER SHARE

Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations as permitted by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

COMPREHENSIVE INCOME

Comprehensive income for the Company consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Stockholders' Equity.

RECENTLY ISSUED ACCOUNTING STANDARDS

During 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, is effective for the Company's fiscal year 2001.

Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or the financial position of the Company.

2.       BUSINESS COMBINATION

On October 1, 1999, the Company acquired essentially all of the assets of Walkisoft, UPM-Kymmene's nonwovens business, for $29,501 in cash and $83,963 ($88,000 in notes payable, net of $4,037 discount) in debt payable to UPM-Kymmene. The acquisition of Walkisoft adds manufacturing facilities in Steinfurt, Germany and Gaston County, North Carolina, as well as engineering, research and development operations in Finland. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition.

PURCHASE PRICE ALLOCATION
Working capital, net of cash                           $  9,266
Property, plant and equipment                            92,223
Intangible assets                                        11,975
                                                       --------
                                                       $113,464
                                                       ========

The consolidated operating results of Walkisoft have been included in the consolidated statements of income from the date of acquisition. The following unaudited pro forma results of operations assume that the acquisition occurred at the beginning of the periods presented.

PRO FORMA RESULTS OF OPERATIONS

                                         Year Ended June 30
                                       2000              1999
                                    ---------------------------
Net sales                           $ 730,248         $ 676,714
Net income                             58,113            40,311
                                    ---------------------------
Basic earnings per share            $    1.66         $    1.13
Diluted earnings per share          $    1.62         $    1.10
                                    ---------------------------

The pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the business combination been consummated as of the above dates, nor is it necessarily indicative of future operating results.

3.       INVENTORIES

Components of inventories

                                              June 30
                                       2000             1999
                                    ---------------------------
Raw materials                       $  26,527         $  28,619
Finished goods                         59,255            56,927
Storeroom and other supplies           21,456            19,038
                                    ---------------------------
                                    $ 107,238         $ 104,584
                                    ===========================


4.       PROPERTY, PLANT AND EQUIPMENT

Components of property, plant and equipment

                                              June 30
                                       2000             1999
                                    ---------------------------
Land and land improvements          $  13,915         $   9,478
Buildings                              95,423            79,575
Machinery and equipment               555,218           465,310
Construction in progress               53,090            15,392
                                    ---------------------------
                                      717,646           569,755
Accumulated depreciation             (197,244)         (157,524)
                                    ---------------------------
                                    $ 520,402         $ 412,231
                                    ===========================


5.       ACCRUED EXPENSES

Components of accrued expenses

                                              June 30
                                       2000             1999
                                    ---------------------------
Retirement plans                    $  15,687         $  12,461
Vacation pay                            4,792             4,347
Maintenance accrual                     8,711             4,822
Sales program accrual                   5,435             4,991
Interest                                9,533             6,013
Property taxes                          2,923             2,737
Employee compensation                   7,965             3,101
Other                                  16,503             6,655
                                    ---------------------------
                                    $  71,549         $  45,127
                                    ===========================

6.       DEBT

Components of long-term debt

                                              June 30
                                       2000             1999
                                    ---------------------------
Senior Subordinated Notes due:
      2005                          $ 149,637         $ 149,587
      2008                             99,567            99,533
      2010                            149,242           149,197
Credit Facility                        28,384            31,847
Notes payable                          85,134                --
Other                                  20,911            11,050
                                    ---------------------------
                                      532,875           441,214
Less current portion                   26,892                --
                                    ---------------------------
                                    $ 505,983         $ 441,214
                                    ===========================


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

The Company has an unsecured credit facility (the Credit Facility), providing for borrowings up to $225,000. The Credit Facility matures May 28, 2002, and on May 28, 2001, borrowing availability reduces to $150,000. The interest rates applicable to borrowings under the Credit Facility are the agent's prime rate or a LIBOR-based rate ranging from LIBOR plus 0.450% to 1.125%. Borrowings at June 30, 2000 were at an average rate of 6.75%. Letters of credit issued through the Credit Facility of $1,659 are outstanding at June 30, 2000. The amount available for borrowing under the Credit Facility is $194,957 at June 30, 2000.

The Senior Subordinated Notes are subordinate to the Credit Facility.

In connection with the purchase of the nonwoven assets of UPM-Kymmene as of October 1, 1999, the Company entered into four separate promissory notes with the seller. The notes are secured by the stock of certain subsidiaries formed to operate Walkisoft. The principal amount of each note is $22,000 and each bears interest at a rate of 5%. The total principal amount outstanding at June 30, 2000 is $88,000 less the unamortized discount of $2,866, which is based on an imputed interest rate of 7.1%. One note in the principal amount of $22,000 plus accrued interest on all outstanding notes is due on each of the first four anniversaries of the closing date.

On March 1, 2000, the Company purchased certain technology from Stac-Pac Technologies Inc. In connection with the purchase, the Company entered into two separate unsecured promissory notes with Stac-Pac Technologies Inc. The principal amount of each note is $5,000 and each bears interest at a rate of 7%. The principal amount of the first note plus accrued interest on both notes is due on March 1, 2001, and the principal amount of the second note plus accrued interest is due on March 1, 2002.

The Company has an unsecured term facility, which provides for borrowing up to $15,000 and matures on May 28, 2002. The outstanding balance under this facility was $10,911 at June 30, 2000, at an interest rate of 7.1%.

Aggregate maturities of long-term debt are as follows: 2001-$26,892; 2002-$65,774; 2003-$21,093; 2004-$20,670; 2005-$149,637 and thereafter $248,809.
Terms of long-term debt agreements require compliance with certain covenants including minimum net worth, interest coverage ratios and limitations on restricted payments and levels of indebtedness. At June 30, 2000, the amount available for the payment of dividends and/or the acquisition of treasury stock was $48,062 under the most restrictive of these agreements.

The Company has a revolving credit line of approximately $5,900 with a financial institution at a rate of interest of 4.65% at June 30, 2000. There was no outstanding balance under this revolving line of credit at June 30, 2000. Letters of credit issued through the revolving line of credit of $2,108 are outstanding at June 30, 2000. The revolving line of credit expires
April 30, 2001.

Total interest paid by the Company for the years ended June 30, 2000, 1999 and 1998 was $37,819, $36,883 and $37,143, respectively.

7.       STOCKHOLDERS' EQUITY

The Board of Directors has authorized the repurchase of 5,000,000 shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. During the year ended June 30, 2000, 717,900 shares were repurchased, and a total of 4,240,000 shares have been repurchased through June 30, 2000.

The Company's stock option plans provide for the granting of either incentive or nonqualified stock options to employees and nonemployee directors. Options are subject to terms and conditions determined by the Compensation Committee of the Board of Directors, and generally are exercisable in increments of 20% per year beginning one year from date of grant and expire 10 years from date of grant.

OPTION PLAN ACTIVITY

                                                       Average          Average
                                                      Exercise             Fair
                                    Options              Price            Value
                                   --------------------------------------------
Outstanding at
   July 1, 1997                    2,284,800          $   8.83
Granted at market                  1,598,792             18.25          $  8.77
Granted below market                 100,000              7.60            13.16
Granted above market                  11,208             19.63             8.17
Exercised                           (199,600)             8.80
Terminated                          (159,600)            10.78
                                   --------------------------------------------
Outstanding at
   June 30, 1998                   3,635,600             12.88
Granted at market                    240,000             13.88             7.16
Exercised                            (49,700)             9.07
Terminated                           (40,000)            13.74
                                   --------------------------------------------
Outstanding at
   June 30, 1999                   3,785,900             12.99
Granted at market                    885,000             16.19             8.86
Exercised                            (76,150)             9.22
Terminated                           (84,800)            16.93
                                   --------------------------------------------
Outstanding at
   June 30, 2000                   4,509,950             13.61
                                   --------------------------------------------
Options Exercisable
   at June 30:
   1998                              884,600              9.16
                                   --------------------------------------------
   1999                            1,647,235             11.34
                                   --------------------------------------------
   2000                            2,404,551             12.17
                                   --------------------------------------------

There were 1,659,400, 859,600 and 1,059,600 shares reserved for grants of options at June 30, 2000, 1999 and 1998, respectively. The following summary provides information about stock options outstanding and exercisable at June 30, 2000:

                                          Outstanding                             Exercisable
                         ----------------------------------------------------------------------------
                                            Average         Average                           Average
                                           Exercise        Remaining                         Exercise
Exercise Price           Options             Price        Life (Years)       Options           Price
-----------------------------------------------------------------------------------------------------
$ 7.50-$10.50           1,680,950          $   8.24            5.7          1,316,550          $ 8.29
$12.50-$18.00           2,617,792             16.42            7.8          1,016,793           16.51
$18.50-$23.00             211,208             21.45            8.2             71,208           21.88
-----------------------------------------------------------------------------------------------------
Total                   4,509,950          $  13.61            7.0          2,404,551          $12.17
=====================================================================================================

As allowed under the Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), the Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations. The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value based method of accounting established by SFAS No. 123:


                                         Year Ended June 30
                                2000           1999           1998
                              -------------------------------------
Net income:
   As reported                $59,117        $48,018        $55,260
   Pro forma                   54,658         43,874         51,482
Basic earnings
   per share:
   As reported                $  1.68        $  1.34        $  1.49
   Pro forma                     1.56           1.23           1.39
Diluted earnings
   per share:
   As reported                $  1.65        $  1.32        $  1.45
   Pro forma                     1.52           1.21           1.37
                              -------------------------------------

The Company has estimated the fair value of each option grant using the Black-Scholes option pricing model. The fair value was estimated with the following weighted average assumptions: expected life of the stock options of eight years; volatility of the expected market price of common stock of .37 for 2000 and 1999, and .29 for 1998; a risk-free interest rate range of 6.0% to 6.2% for 2000, 4.8% to 5.2% for 1999 and 5.5% to 6.2% for 1998; and no
dividends. Option pricing models, such as the Black-Scholes model, require the input of highly subjective assumptions, including the expected stock price volatility that are subject to change from time to time. Pro forma amounts reflect total compensation expense from the awards made in 1996 through 2000. Since compensation expense from stock options is recognized over the future years' vesting period, and additional awards generally are made every one to two years, pro forma amounts may not be representative of future years' amounts.

In August 1997, the Board of Directors authorized a restricted stock plan and set aside 800,000 of the Company's treasury shares to fund this plan. At June 30, 2000, 36,169 restricted shares had been awarded.

Stock options that could potentially dilute basic earnings per share in the future, which were not included in the fully diluted computation because they would have been antidilutive, were 1,486,322, 1,575,003 and 63,589 for the years ended June 30, 2000, 1999 and 1998, respectively.

8. INCOME TAXES

Provision for income taxes

                             Year ended June 30
                         2000       1999        1998
                       ------------------------------
Current:
   Federal             $16,487    $11,120     $23,740
   Foreign               3,167        170         241
   State and other         489         32         848
                       ------------------------------
                        20,143     11,322      24,829
Deferred:
   Federal               4,148      7,944       4,250
   Foreign               5,564      2,452        (561)
   State and other         145        594          79
                       ------------------------------
                         9,857     10,990       3,768
                       ------------------------------
                       $30,000    $22,312     $28,597
                       ==============================

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes due to the following:

Rate analysis

                                   Year Ended June 30
                              2000        1999       1998
                            -------------------------------
Expected tax expense        $31,191     $24,616     $29,350
State taxes                     411         469         644
Foreign sales
   corporation               (4,969)     (4,444)     (3,244)
Effect of foreign
   operations                 2,892       1,680       1,988
Nondeductible items             644         529         547
Other                          (169)       (538)       (688)
                            -------------------------------
                            $30,000     $22,312     $28,597
                            ===============================

Significant components of the Company's deferred tax assets (liabilities) are as follows:

Deferred tax assets (liabilities)

                                          June 30
                                     2000         1999
                                  ----------------------
Deferred tax liabilities:
   Depreciation                   $(72,123)     $(55,735)
   Other                            (4,063)       (3,377)
                                  ----------------------
                                   (76,186)      (59,112)
Deferred tax assets:
   Postretirement benefits           6,535         5,852
   Inventory costs                   2,037         1,165
   Net operating loss                5,969         4,373
   Nondeductible reserves            5,213         2,953
   AMT carryforward                     --         1,434
   Other                             5,652         2,267
                                  ----------------------
                                    25,406        18,044
                                  ----------------------
                                  $(50,780)     $(41,068)
                                  ======================

The Company paid income taxes of $14,304, $10,937 and $26,455 during the years ended June 30, 2000, 1999 and 1998, respectively.

For the year ended June 30, 2000, income before income taxes consisted of $71,826 of domestic income and $17,291 of foreign income. For the year ended June 30, 1999, income before income taxes consisted of $66,920 of domestic income and $3,410 of foreign income. At June 30, 2000, the Company has foreign net operating loss carryforwards of approximately $33,142, which have no expiration date.

9. EMPLOYEE BENEFIT PLANS

The Company has defined contribution retirement plans covering U.S. employees. The Company contributes 1% of the employee's gross compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's gross compensation. The plan also provides for additional contributions by the Company contingent upon the Company's results of operations. Contribution expense for the retirement plans for the years ended June 30, 2000, 1999 and 1998 was $8,551, $9,111 and $8,096, respectively.

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

The components of net periodic benefit costs are as follows:

Effect on operations

                                       Year Ended June 30
                                   2000       1999       1998
                                  ----------------------------
Service cost for
   benefits earned                $  849     $  841      $ 779
Interest cost on
   benefit obligation                979        869        795
Amortization of net loss
   from earlier periods               --          1          7
Amortization of
   unrecognized prior
   service cost                     (600)      (600)      (650)
                                  ----------------------------
Total cost                        $1,228     $1,111      $ 931
                                  ============================

The following table provides a reconciliation of the changes in the plans' benefit obligations over the two-year period ending June 30, 2000, and a statement of the plans' funded status as of June 30, 2000 and 1999:

                                                     June 30
                                                2000         1999
                                              ---------------------
Change in benefit obligation:
   Obligation at beginning of year            $13,186      $ 11,136
   Service cost                                   849           841
   Interest cost                                  979           869
   Amendment                                       --           448
   Participant contributions                       38             6
   Actuarial loss (gain)                          437          (104)
   Benefits paid                                  (22)          (10)
                                              ---------------------
   Underfunded status at
      end of year                              15,467        13,186
   Unrecognized prior service cost              2,957         3,557
   Unrecognized loss                           (1,469)       (1,034)
   Other                                          576           561
                                              ---------------------
Net amount recognized in the
   consolidated balance sheet                 $17,531      $ 16,270
                                              =====================

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plans is 7.5% for 2001 and is assumed to decrease gradually to 5.0% in 2006 and remain level thereafter. Due to the benefit cost limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at June 30, 2000 and 7% at June 30, 1999.

10. SIGNIFICANT CUSTOMER

Gross sales to Procter & Gamble Company and its affiliates (P&G) for the years ended June 30, 2000, 1999 and 1998 were 31%, 35% and 31%, respectively, of total gross sales.

The Company and P&G are parties to the Pulp Supply Agreement (the "Supply Agreement"), which provides that P&G will purchase, under a take-or-pay agreement, a specified tonnage of fluff pulp annually at the higher of the formula price or market price in calendar years 1999 and 2000, and at market price in calendar years 2001 and 2002. Currently, the formula price paid by P&G under the Supply Agreement exceeds the market price for fluff pulp. The specified tonnage decreases in calendar 2001 and further decreases in calendar 2002. The impact of the scheduled contract changes at January 1, 2001 may result in an adverse effect on the Company's business, results of operations, and financial condition if present market conditions deteriorate.

11. SEGMENT INFORMATION

The Company operates in one segment consisting of the manufacturing and marketing of value-added cellulose-based specialty products. All of the Company's products involve similar production processes, are sold to similar classes of customers and markets, are distributed using the same methods, and operate in similar regulatory environments.

The Company's identifiable products are chemical cellulose, customized paper cellulose and absorbent products. Chemical cellulose is used to impart purity, strength and viscosity in the manufacture of diversified products such as food casings, rayon filament and acetate plastics, as well as thickeners for food, cosmetics and pharmaceuticals. Customized paper cellulose is used to provide porosity, color permanence and tear resistance in automotive air and oil filters, premium letterhead, currency paper and personal stationery. Absorbent products are used to increase absorbency and fluid transport in products such as disposable diapers, feminine hygiene products, adult incontinence products and household wipes and mops.

The following provides relative gross sales to unaffiliated customers by product:

                             Year Ended June 30
                           2000     1999     1998
                           ----------------------
Chemical cellulose          31%      35%      39%
Customized paper
   cellulose                18%      22%      22%
Absorbent products          51%      43%      39%
                           ----------------------
                           100%     100%     100%
                           ======================

The Company has manufacturing operations in the United States, Canada, Germany and Ireland. The following provides a summary of net sales to unaffiliated customers, based on point of origin, and long-lived assets by geographic areas:

                                          Year Ended June 30
                                    2000         1999         1998
                                  ----------------------------------
Net sales:
   United States                  $532,116     $504,219     $539,132
   Germany                          91,355       41,894       44,792
   Other                            89,286       71,594       46,286
                                  ----------------------------------
Total net sales                   $712,757     $617,707     $630,210
                                  ==================================
Long-lived assets:
   United States                  $433,967     $354,835     $343,475
   Canada                          121,665      121,532      124,473
   Germany                          67,791       13,235       14,617
   Other                            52,539       51,664       53,932
                                  ----------------------------------
Total long-lived assets           $675,962     $541,266     $536,497
                                  ==================================

For the year ended June 30, 2000, the Company's gross sales by destination were concentrated in the following geographic markets: Europe - 37%, North America - 36%, Asia - 15%, South America - 7% and Other - 5%.

12. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs of $13,059, $10,924 and $10,732 were charged to expense as incurred for the years ended June 30, 2000, 1999 and 1998, respectively.

13. COMMITMENTS

At June 30, 2000, under two separate agreements expiring by December 31, 2010, the Company is required to purchase, at market prices, certain timber from specified tracts of land that is available for harvest. At June 30, 2000, estimated annual purchase obligations were as follows: 2001 - $21,000;
2002 - $22,000; 2003 - $22,000; 2004 - $21,000; 2005 - $22,000 and thereafter -
$129,000. Purchases under these agreements for the years ended June 30, 2000, 1999 and 1998 were $25,541, $21,629 and $16,522, respectively.

The Company has committed to the construction of a large airlaid nonwovens machine at the Gaston County, North Carolina plant. The total cost of this project will approach $100,000.

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

The Foley Plant discharges treated wastewater into the Fenholloway River. Under the terms of an agreement with the Florida Department of Environmental Protection ("FDEP"), approved by the U.S. Environmental Protection Agency ("EPA") in 1995, the Company agreed to a comprehensive plan to attain Class III ("fishable/swimmable") status for the Fenholloway River under applicable Florida law (the "Fenholloway Agreement"). The Fenholloway Agreement requires the Company, among other things, to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river, and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location. The Company has already made significant expenditures to make certain in-plant process changes required by the Fenholloway Agreement, and the Company estimates, based on 1997 projections, it will incur additional capital expenditures of approximately $40 million through fiscal 2005 to comply with the remaining obligations under the Fenholloway Agreement. The EPA has objected to several provisions of the renewal permit for the Foley effluent discharge. The Company and the FDEP, which is the delegated permitting authority, requested a public hearing on the objections.

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

While the EPA has not yet proposed wastewater standards under the "cluster rules" applicable to dissolving kraft pulp mills like the Foley Plant, the EPA has issued air emission standards applicable to the Foley Plant. The Company is reviewing these air emission standards and presently does not believe that such expenditures required by them are likely to have a material adverse effect on the Company's business, results of operations or financial condition.

The Company is involved in certain legal actions and claims arising in the ordinary course of business. It is the opinion of management that such litigation and claims will be resolved without a materially adverse effect on the Company's financial position or results of operations.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The fair value of the Company's long-term public debt is based on an average of the bid and offer prices at year-end. The fair value of the credit facility approximates its carrying value due to its variable interest rate. The carrying value of other long-term debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing instruments. The carrying value and fair value of long-term debt at June 30, 2000 were $532,875 and $520,374, respectively and at June 30, 1999 were $441,214 and $434,647, respectively.

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                     First       Second        Third       Fourth
                                   Quarter      Quarter      Quarter      Quarter
                                  -----------------------------------------------
Year ended June 30, 2000
Net sales                         $153,400     $183,702     $188,388     $187,267
Gross margin                        42,220       47,636       49,636       52,141
Operating income                    29,990       34,066       35,315       37,537
Net income                          13,355       14,238       14,894       16,630
Earnings per share:
   Basic                              0.38         0.40         0.43         0.48
   Diluted                            0.37         0.40         0.42         0.46
                                  -----------------------------------------------
Year ended June 30, 1999
Net sales                         $156,177     $147,274     $155,880     $158,376
Gross margin                        42,354       38,005       38,883       39,350
Operating income                    30,526       27,600       27,803       27,095
Net income                          13,383       10,874       11,488       12,273
Earnings per share:
   Basic                              0.37         0.30         0.32         0.35
   Diluted                            0.36         0.30         0.32         0.34
                                  -----------------------------------------------

The Company's effective tax rate for the fourth quarter of fiscal 2000 was 35.3% compared to 33.0% for the nine months ended March 31, 2000. The increase was primarily the result of increased profits in the Company's foreign operations, which are taxed at higher rates.

The Company's effective tax rate for the fourth quarter of fiscal 1999 was 24.0% compared to 34.0% for the nine months ended March 31, 1999. The decrease was primarily the result of the recognition of additional benefit from the Company's optimization of its foreign sales corporation.

17. SUBSEQUENT EVENT

On July 26, 2000, the Company announced its purchase of the cotton cellulose business of Fibra, S.A. (Fibra), located in Americana, Brazil, for approximately $35,000. The Company will assume operation of the facility on August 1, 2000. Fibra and the Company concurrently entered into a contract under which this plant will continue to supply cotton cellulose for Fibra's staple rayon operations in Brazil. The acquisition has been funded using borrowings from the Company's bank credit facility.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Buckeye Technologies Inc.

We have audited the accompanying consolidated balance sheets of Buckeye Technologies Inc. as of June 30, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Buckeye Technologies Inc. at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.


 /s/ Ernst & Young LLP
 ---------------------
 Memphis, Tennessee
 July 31, 2000

42 SELECTED FINANCIAL DATA


                                                                      Year Ended June 30
(In thousands, except per share data)            2000(a)       1999         1998        1997(b)      1996(c)
                                                ------------------------------------------------------------
Operating data:
Net sales                                       $712,757     $617,707     $630,210     $558,933     $470,979
Operating income                                 136,908      113,024      122,411      109,392      108,567
Income before extraordinary loss                  59,117       48,018       55,260       53,274       47,010
Net income                                        59,117       48,018       55,260       53,274       43,061
Basic earnings per share:
   Income before extraordinary loss                 1.68         1.34         1.49         1.40         1.11
   Net income                                       1.68         1.34         1.49         1.40         1.02
Diluted earnings per share:
   Income before extraordinary loss                 1.65         1.32         1.45         1.38         1.10
   Net income                                       1.65         1.32         1.45         1.38         1.01

Balance sheet data:
   Total assets                                 $930,721     $747,882     $751,536     $737,464     $452,799
   Long-term debt less current portion           505,983      441,214      456,332      474,631      217,873

Other data:(d)
Company EBITDA                                  $180,323     $152,009     $162,397     $143,024     $134,670
                                                ------------------------------------------------------------

(a) Includes the operations of Walkisoft from October 1, 1999, its date of acquisition.

(b) Includes the operations of Alpha Cellulose Holdings, Inc. from September 1, 1996 and Merfin International Inc. from May 28, 1997, their respective dates of acquisition.

(c) An extraordinary loss of $3,949, net of tax benefit, was recognized on the early retirement of debt. A minority interest charge ceased on November 28, 1995. This data includes the operations of the specialty cellulose business of Peter Temming A.G. from May 1, 1996, the date of acquisition.

(d) Company EBITDA represents earnings before interest, taxes, depreciation, amortization, depletion, minority interest, extraordinary loss, secondary offering costs and other noncash charges. This data should not be considered in isolation and is not intended to be a substitute for income statement or cash flow statement data as a measure of the Company's profitability (see Consolidated Financial Statements).

44 STOCKHOLDER INFORMATION


COMMON STOCK PRICE RANGE

                                                         Year Ended June 30
                                                     2000                     1999
                                              High          Low          High         Low
                                            -----------------------------------------------
First quarter (ended September 30)          $17 7/8       $14 3/8      $25 3/8      $14
Second quarter (ended December 31)           16 15/16      14 7/16      21 1/8       11 3/4
Third quarter (ended March 31)               20            14 1/4       15 7/16      12 1/8
Fourth quarter (ended June 30)               23 1/2        17 5/8       17           12 3/4
                                            -----------------------------------------------

The Company has no plans to pay dividends in the foreseeable future.

STOCK LISTING AND SHAREHOLDERS

Buckeye Technologies Inc. is traded on the New York Stock Exchange under the symbol BKI. There were approximately 6,000 shareholders on September 1, 2000, based on the number of record holders of the Company's common stock and an estimate of the number of individual participants represented by security position listings.