Form 10-K405, Exhibit 13
period 2001-06-30
BUCKEYE TECHNOLOGIES INC
filed 2001-09-26
CIK 899597

                                                                    EXHIBIT 13.1

FINANCIAL REVIEW

INTRODUCTION

Buckeye Technologies Inc. and its subsidiaries (the Company) manufacture value-added cellulose-based specialty products in the United States, Canada, Germany, Ireland and Brazil, and sell these products in worldwide markets. On October 1, 1999, the Company acquired essentially all of the assets of Walkisoft, UPM-Kymmene's nonwovens business, with manufacturing locations in Steinfurt, Germany and Gaston County, North Carolina. On August 1, 2000, the Company acquired the cotton cellulose business of Fibra, S.A. (Americana) located in Americana, Brazil.

RESULTS OF OPERATIONS

Comparison of Fiscal Years Ended June 30, 2001 and June 30, 2000

Net sales for 2001 were $731.5 million compared to $755.5 million for 2000, a decrease of 3.2%. The decrease for the year was due mainly to lower shipment volumes and declining sales prices on fluff pulp. The decrease in both shipment volume and sales price reflects the impact of the contractual changes in the Fluff Pulp Supply Agreement with The Procter & Gamble Company. The take-or-pay agreement converted to a market price basis on January 1, 2001 and volumes specified in the agreement decrease from calendar year 2000 levels by 33% in calendar year 2001. This decline was offset somewhat by the increase in sales due to the full year inclusion of the operations of Walkisoft.

In 2001, operating income was $111.1 million compared to $136.9 million for 2000, a decrease of 18.8%. The 2001 operating income as a percentage of sales was 15.2% compared to 18.1% for 2000. The decrease was primarily due to lower shipment volumes and prices plus increased costs for cotton fibers, energy and caustic. The lower sales and higher manufacturing costs were partially offset by a reduction of $8.4 million in sales, research and administrative expenses for the year. A substantial part of the reduction in sales, research and administrative expenses was due to decreases in incentive compensation expense.

Net interest and amortization of debt costs for 2001 were $44.8 million compared to $42.7 million for 2000, an increase of $2.1 million. The increase was primarily due to higher debt levels to finance the Americana acquisition, capital projects and higher inventory levels. The increase was partially offset by the capitalization of interest of $4.8 million on large construction projects during 2001 and the interest rate swap agreement that the Company entered into during May 2001, which exchanged fixed rate interest payments for floating rate interest payments.

The Company's effective tax rate for 2001 was 32.7% versus 33.7% in 2000. The decrease was primarily due to lower tax rates in Germany as a result of recently enacted tax legislation.

Effective July 1, 2000, depreciation on the Company's production machinery and equipment at cotton cellulose and airlaid nonwovens plants was converted from the straight-line method to the units-of-production method, which is based upon the expected productive hours of the assets. This method more appropriately matches production costs over the lives of the production machinery and equipment of the cotton cellulose and airlaid plants with the revenues of those plants and results in a more accurate allocation of the cost of the physical assets to the periods over their useful lives. The cumulative effect of applying the new method for years prior to 2001 is an increase to income of $3.2 million net-of-tax ($4.5 million pretax) reported as a cumulative effect of accounting change in the consolidated statement of income for the year ended June 30, 2001. In addition, the net income of the Company, excluding the cumulative effect of accounting change, for the year ended June 30, 2001 is $0.4 million or $.01 per share more than it would have been if the Company had continued to follow the straight-line method of depreciation. See Note 2 to the Consolidated Financial Statements for pro forma information.

Comparison of Fiscal Years Ended June 30, 2000 and June 30, 1999

Net sales for 2000 were $755.5 million compared to $650.3 million for 1999, an increase of 16.2%. The increase for the year was due to the acquisition of Walkisoft, higher volume and favorable product mix on existing businesses, offset by the lower unit sales prices related to the January 1, 1999 fluff pulp contract price reduction to The Procter & Gamble Company.

In 2000, operating income was $136.9 million compared to $113.0 million for 1999, an increase of 21.2%. The 2000 operating income as a percentage of sales was 18.1%, compared to 17.4% for 1999. The increase was primarily due to the favorable product mix and lower production costs, partially offset by higher selling, research and administrative expenses.

Net interest and amortization of debt costs for 2000 were $42.7 million, compared to $38.9 million for 1999, an increase of $3.8 million. This increase was primarily due to higher debt levels as a result of the Walkisoft acquisition and the purchase of certain packaging technology from Stac-Pac Technologies Inc.

The Company's effective tax rate for 2000 was 33.7% versus 31.7% in 1999. The increase was primarily the result of higher profits in the Company's foreign operations.

FINANCIAL CONDITION

Cash Flow

Cash provided by operating activities is the major source of funds for the Company, totaling $71.3 million in 2001, $138.4 million in 2000 and $97.8 million in 1999. Cash generated during 2001 decreased due to lower earnings and due to increases in inventory levels of $32.7 million, primarily due to higher cost cotton linter raw materials and an increase in wood pulp finished goods resulting from lower sales volumes. The increase in cash generated during 2000 was primarily due to higher earnings and a decrease in working capital.

Capital expenditures for property, plant and equipment were $153.0 million in 2001, $68.6 million in 2000, and $51.5 million in 1999. The Company made these expenditures to construct, purchase, modernize, and upgrade production equipment and facilities. The majority of these expenditures in 2001 relates to the construction of the large airlaid nonwovens machine at the Gaston County, North Carolina plant. Capital expenditures (including environmental expenditures) for 2002 are expected to be approximately $55.0 million.

The Board of Directors has authorized the repurchase of 6.0 million shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock related plans. During the year ended June 30, 2001, 769,300 shares were repurchased at a cost of $9.8 million. Through June 30, 2001, a total of 5,009,300 shares have been repurchased under the current Board authority.

Leverage/Capitalization

Total debt increased to $654.7 million at June 30, 2001 from $532.9 million at June 30, 2000, an increase of $121.8 million. The majority of the increase was due to the funding of capital expenditures and borrowings of $36.6 million for the acquisition of the Americana business.

The total debt to capital ratio was 74.0% at June 30, 2001, compared to 71.3% at June 30, 2000 and 71.4% at June 30, 1999. The interest coverage ratio was 3.7x in 2001, 4.4x in 2000 and 4.0x in 1999.

Liquidity

The Company entered into a new revolving credit facility (the Credit Facility) on April 16, 2001, providing for borrowings up to $215 million. The Credit Facility matures on March 31, 2005 and is secured by substantially all of the Company's assets located in the United States. The interest rate applicable to borrowings under the Credit Facility is the agent's prime rate or a LIBOR based rate ranging from LIBOR plus 0.75% to LIBOR plus 1.5%.

The Company amended the Credit Facility on September 7, 2001 to modify the financial covenants for the period September 30, 2001 through September 30, 2002 and to place restrictions on certain expenditures, including the repurchase of treasury shares, and other new indebtedness at any time that total leverage exceeds 3.5x EBITDA. Interest rates were amended to range from LIBOR plus 0.75% to LIBOR plus 3.25%, or the agent's prime rate plus 1.75%.

Based on the Company's outstanding borrowings at June 30, 2001, the Company had unused borrowing availability of $35.4 million in the Credit Facility. The Company is in the process of negotiating other arrangements to increase credit availability and anticipates closing and funding of additional credit by September 30, 2001. The Company believes that its cash flow from operations, together with the borrowings available under the Credit Facility and borrowings under the new credit facilities being finalized, will be sufficient to fund capital expenditures, meet operating expenses, and service all debt requirements for the foreseeable future. Consistent with the Company's stated policy, there are no plans to pay dividends in the foreseeable future.

Market Risk

The Company is exposed to market risk from changes in foreign exchange, interest rates, and raw material costs. To reduce such risks, the Company selectively uses financial instruments. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures. Further, the Company does not enter into financial instruments for trading purposes.

A discussion of the Company's accounting policies for risk management is included in the Accounting Policies in the Notes to the Consolidated Financial Statements.

Interest Rates

The fair value of the Company's long-term public debt is based on an average of the bid and offer prices at year-end. The fair value of the credit facility approximates its carrying value due to its variable interest rate. The carrying value of other long-term debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing instruments. The carrying value and fair value of long-term debt at June 30, 2001 were $654.7 million and $645.8 million, respectively, and at June 30, 2000 were $532.9 million and $520.4 million, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% decrease in interest rates and amounts to $3.1 million at June 30, 2001 and $4.7 million at June 30, 2000.

The Company had $187.4 million of variable rate long-term debt outstanding at June 30, 2001. At this borrowing level, a hypothetical 10% increase in interest rates would have a $1.0 million unfavorable impact on the Company's pretax earnings and cash flows. The primary interest rate exposures on floating rate debt are with respect to U.S. prime rates and European interbank rates.

At June 30, 2001, the Company had one interest rate swap agreement with a total notional value of $100.0 million, terminating on October 15, 2010. The Company entered into the interest rate swap agreement on May 7, 2001. The agreement involves the exchange of fixed-rate interest payments at 8% for floating-rate interest payments at three-month LIBOR plus 1.97% over the life of the agreement without the exchange of any underlying principal amounts. The net amounts paid or received under this interest rate swap agreement are recognized as an adjustment to interest expense.

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Therefore, foreign currency exposures arising from transactions are not material to the Company. The Company's primary foreign currency exposure arises from foreign-denominated revenues and costs and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the euro, Canadian dollar and the Brazilian real.

The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company does not generally hedge these net investments. However, the Company uses capital structuring techniques to manage its net investment in foreign currencies as considered necessary. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates is $171.6 million and $176.2 million at June 30, 2001 and 2000, respectively. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $15.6 million at June 30, 2001 and $16.0 million at June 30, 2000. This change would be reflected in the equity section of the Company's balance sheet.

Cost of Raw Materials

Amounts paid by the Company for wood and cotton fiber and fluff pulp represent the largest component of the Company's variable costs of production. The cost of these materials is subject to market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of wood or cotton fiber or fluff pulp, to the extent not reflected in prices for the Company's products, could materially and adversely affect the Company's business, results of operations and financial condition.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted and has elected to adopt these Statements effective July 1, 2001. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income before tax of $4.2 million per year.

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

See Note 11 to the Consolidated Financial Statements for information related to the Pulp Supply Agreement with The Procter & Gamble Company.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Statements of Income
--------------------------------------------------------------------------------
(In thousands, except per share data)


                                                                     Year Ended June 30
                                                            -------------------------------------
                                                              2001           2000         1999
                                                            ---------     ---------     ---------
Net sales                                                   $ 731,528     $ 755,544     $ 650,295
Cost of goods sold                                            574,055       563,911       491,703
                                                            ---------     ---------     ---------
Gross margin                                                  157,473       191,633       158,592
Selling, research and administrative expenses                  46,326        54,725        45,568
                                                            ---------     ---------     ---------
Operating income                                              111,147       136,908       113,024
Other income (expense):
         Interest income                                        1,097           741           390
         Interest expense and amortization of debt costs      (45,853)      (43,485)      (39,263)
         Other                                                 (2,062)       (5,047)       (3,821)
                                                            ---------     ---------     ---------
                                                              (46,818)      (47,791)      (42,694)
                                                            ---------     ---------     ---------
Income before income taxes and cumulative effect of
         change in accounting                                  64,329        89,117        70,330
Income taxes                                                   21,055        30,000        22,312
                                                            ---------     ---------     ---------
Income before cumulative effect of change in
         accounting                                            43,274        59,117        48,018
Cumulative effect of change in accounting
         (net of tax of $1,286)                                 3,249            --            --
                                                            ---------     ---------     ---------
Net income                                                  $  46,523     $  59,117     $  48,018
                                                            ---------     ---------     ---------

Earnings per share before cumulative effect of
         change in accounting
                  Basic earnings per share                  $    1.25     $    1.68     $    1.34
                  Diluted earnings per share                $    1.23     $    1.65     $    1.32

Cumulative effect of change in accounting
                  Basic earnings per share                  $    0.09     $      --     $      --
                  Diluted earnings per share                $    0.09     $      --     $      --

Earnings per share

                  Basic earnings per share                  $    1.35     $    1.68     $    1.34
                  Diluted earnings per share                $    1.32     $    1.65     $    1.32

Weighted average shares for basic earnings per share           34,534        35,091        35,756
Effect of dilutive stock options                                  786           838           745
                                                            ---------     ---------     ---------
Adjusted weighted average shares for diluted earnings
         per share                                             35,320        35,929        36,501
                                                            ---------     ---------     ---------


See accompanying notes.

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(In thousands, except share data)


                                                                                     June 30
                                                                           -------------------------
                                                                               2001           2000
                                                                           -----------     ---------
Assets
Current assets:
Cash and cash equivalents                                                  $     6,912     $  12,257
Accounts receivable - trade, net of allowance for doubtful accounts
         of $984 and $1,219 at June 30, 2001 and 2000, respectively             99,832       108,652
Accounts receivable - other                                                      4,757         3,247
Inventories                                                                    136,780       107,238
Deferred income taxes                                                            4,613         5,911
Prepaid expenses and other                                                      11,675         7,645
                                                                           -----------     ---------
Total current assets                                                           264,569       244,950

Property, plant and equipment, net                                             629,551       520,402
Goodwill, net                                                                  131,688       122,399
Intellectual property and other, net                                            45,150        42,970
                                                                           -----------     ---------
Total assets                                                               $ 1,070,958     $ 930,721
                                                                           -----------     ---------

Liabilities and stockholders' equity
Current liabilities:
Trade accounts payable                                                     $    46,625     $  36,397
Accrued expenses                                                                51,457        71,549
Current portion of long-term debt                                               21,895        26,892
                                                                           -----------     ---------
Total current liabilities                                                      119,977       134,838

Long-term debt                                                                 632,784       505,983
Accrued postretirement benefits                                                 18,923        17,531
Deferred income taxes                                                           65,781        56,691
Other liabilities                                                                3,471         1,699

Commitments and contingencies (Notes 7, 11, 14, and 15)

Stockholders' equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized;
         none issued or outstanding                                                 --            --
Common stock, $.01 par value; 100,000,000 shares authorized; 43,142,770 shares issued and 34,195,440 and 34,750,614
         shares outstanding at June 30, 2001 and 2000, respectively                431           431
Additional paid-in capital                                                      65,125        65,306
Deferred stock compensation                                                       (202)         (626)
Accumulated other comprehensive income                                         (58,289)      (34,376)
Retained earnings                                                              344,637       298,114
Treasury shares, 8,947,330 and 8,392,156 shares at
         June 30, 2001 and 2000, respectively                                 (121,680)     (114,870)
                                                                           -----------     ---------
Total stockholders' equity                                                     230,022       213,979
                                                                           -----------     ---------
Total liabilities and stockholders' equity                                 $ 1,070,958     $ 930,721
                                                                           -----------     ---------


See accompanying notes.

Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
(In thousands, except share data)

                                                                               Accumulated
                                                    Additional    Deferred       other
                                         Common      paid-in       stock     comprehensive    Retained      Treasury
                                          stock      capital    compensation    income        earnings       shares         Total
                                         -------    ----------  ------------ -------------    --------     ---------      ---------
Balance at July 1, 1998                  $   431     $ 65,799      $(2,405)     $(17,060)     $190,979     $ (82,065)     $ 155,679
Comprehensive income:
      Net income                              --           --           --            --        48,018            --         48,018
      Other comprehensive income:
               Foreign currency
               translation adjustment         --           --           --        (4,582)           --            --         (4,582)
Comprehensive income                                                                                                         43,436
Purchase of 1,431,900 shares                  --           --           --            --            --       (23,151)       (23,151)
Issuance of 58,090 shares
      of common stock                         --         (157)          --            --            --           840            683
Termination of stock options                  --         (165)         165            --            --            --             --
Amortization of deferred
      stock compensation                      --           --          772            --            --            --            772
                                         -------     --------      -------      --------      --------     ---------      ---------
Balance at June 30, 1999                     431       65,477       (1,468)      (21,642)      238,997      (104,376)       177,419

Comprehensive income:
      Net income                              --           --           --            --        59,117            --         59,117
      Other comprehensive income:
               Foreign currency
               translation adjustment         --           --           --       (12,734)           --            --        (12,734)
Comprehensive income                                                                                                         46,383
Purchase of 717,900 shares                    --           --           --            --            --       (11,715)       (11,715)
Compensation charge for stock options         --          107           --            --            --            --            107
Issuance of 88,778 shares of
      common stock                            --         (180)          --            --            --         1,221          1,041
Termination of stock options                  --          (98)          98            --            --            --             --
Amortization of deferred
      stock compensation                      --           --          744            --            --            --            744
                                         -------     --------      -------      --------      --------     ---------      ---------
Balance at June 30, 2000                     431       65,306         (626)      (34,376)      298,114      (114,870)       213,979

Comprehensive income:
      Net income                              --           --           --            --        46,523            --         46,523
      Other comprehensive income:
               Foreign currency
               translation adjustment         --           --           --       (23,913)           --            --        (23,913)
Comprehensive income                                                                                                         22,610
Purchase of 769,300 shares                    --           --           --            --            --        (9,827)        (9,827)
Issuance of 214,126 shares
      of common stock                         --         (199)          --            --            --         3,017          2,818
Termination of stock options                  --           18          (18)           --            --            --             --
Amortization of deferred
      stock compensation                      --           --          442            --            --            --            442
                                         -------     --------      -------      --------      --------     ---------      ---------
Balance at June 30, 2001                 $   431     $ 65,125      $  (202)     $(58,289)     $344,637     $(121,680)     $ 230,022
                                         -------     --------      -------      --------      --------     ---------      ---------


See accompanying notes.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(In thousands)

                                                                                      Year Ended June 30
                                                                             ------------------------------------
                                                                                2001         2000          1999
                                                                             ---------     ---------     --------
Operating activities
Net income                                                                   $  46,523     $  59,117     $ 48,018
Adjustments to reconcile net income to net cash
         provided by operating activities:
                  Cumulative effect of change in accounting                     (3,249)           --           --
                  Depreciation                                                  43,619        42,305       37,673
                  Amortization                                                   9,028         6,141        5,186
                  Deferred income taxes                                          9,575         9,857       10,990
                  Other                                                          4,550         5,661        4,233
                  Changes in operating assets and liabilities:
                           Accounts receivable                                   2,921       (21,962)       7,036
                           Inventories                                         (32,692)        1,561       (5,117)
                           Prepaid expenses and other assets                    (8,358)          859       (2,493)
                           Accounts payable and other current liabilities         (665)       34,833       (7,695)
                                                                             ---------     ---------     --------
Net cash provided by operating activities                                       71,252       138,372       97,831

Investing activities
Acquisitions of businesses                                                     (36,588)      (29,501)          --
Purchases of property, plant and equipment                                    (153,033)      (68,561)     (51,549)
Other                                                                           (1,637)      (13,734)       2,523
                                                                             ---------     ---------     --------
Net cash used in investing activities                                         (191,258)     (111,796)     (49,026)

Financing activities
Proceeds from sale of equity interests                                           2,604           702          450
Purchase of treasury shares                                                     (9,827)      (11,715)     (23,151)
Net borrowings (payments) under revolving line of credit                       160,819        (2,804)     (15,192)
Payments for debt issuance costs                                                (1,354)           --           --
Principal payments on long-term debt and other                                 (35,521)         (163)     (11,934)
                                                                             ---------     ---------     --------
Net cash provided by (used in) financing activities                            116,721       (13,980)     (49,827)
Effect of foreign currency rate fluctuations                                    (2,060)         (742)         (47)
                                                                             ---------     ---------     --------
Increase (decrease) in cash and cash equivalents                                (5,345)       11,854       (1,069)
Cash and cash equivalents at beginning of year                                  12,257           403        1,472
                                                                             ---------     ---------     --------
Cash and cash equivalents at end of year                                     $   6,912     $  12,257     $    403
                                                                             ---------     ---------     --------


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data)

1. ACCOUNTING POLICIES

BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

The financial statements are consolidated financial statements of Buckeye Technologies Inc. and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company manufactures and distributes value-added cellulose-based specialty products used in numerous applications including disposable diapers, personal hygiene products, engine air and oil filters, food casings, rayon filament, acetate plastics, thickeners, and papers.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be temporary cash investments with a maturity of three months or less when purchased.

INVENTORIES

Inventories are stated at the lower of cost (determined on average cost or first-in, first-out methods) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Cost includes the interest cost associated with significant capital additions. Interest capitalized for the years ended June 30, 2001, 2000 and 1999 was $4,824, $447 and $637,
respectively. Depreciation on production machinery and equipment at the cotton cellulose and airlaid nonwovens plants is determined by the units-of-production method which is based on the expected productive hours of the assets, subject to a minimum level of depreciation. Other capital assets use the straight-line method for determining depreciation. Depreciation under the straight-line method is computed over the following estimated useful lives: buildings--30 to 40 years; machinery and equipment--5 to 16 years.

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

INTANGIBLE ASSETS

Goodwill has been amortized by the straight-line method over 30 to 40 years prior to July 1, 2001. Goodwill is net of accumulated amortization of $17,793 and $14,004 at June 30, 2001 and 2000, respectively. Deferred debt costs are amortized by the interest method over the life of the related debt and are net of accumulated amortization of $5,095 and $4,594 at June 30, 2001 and 2000, respectively. Intellectual property is amortized by the straight-line method over 5 to 20 years and is net of accumulated amortization of $3,432 and $1,273 at June 30, 2001 and 2000, respectively.

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

RISK MANAGEMENT

The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended by SFAS Nos. 137 and 138. These statements require that every derivative instrument be recorded in the balance sheet as either an asset or liability measured by its fair value. These statements also establish new accounting rules for hedge transactions, which depend on the nature of the hedge relationship.

The Company periodically uses derivatives and other financial instruments to hedge exposures to interest rate and currency risks. For hedges which meet the SFAS No. 133 criteria, the Company formally designates and documents the instrument as a hedge of a specific underlying exposure, as well as the risk management objective and strategy for undertaking each hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value.

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

REVENUE RECOGNITION

Revenues are recognized when title to the goods passes to the customer. Net sales are composed of sales reduced by sales allowances.

SHIPPING AND HANDLING COSTS

Amounts related to shipping and handling and billed to a customer in a sale transaction have been classified as revenue. Costs incurred for shipping and handling have been classified as costs of goods sold.

FOREIGN CURRENCY TRANSLATION

Company management has determined that the local currency of its German, Irish, Canadian, and Brazilian subsidiaries is the functional currency, and accordingly Deutsche mark, Irish punt, Canadian dollar, and Brazilian real denominated balance sheet accounts are translated into United States dollars at the rate of exchange in effect at fiscal year end. Income and expense activity for the period is translated at the weighted average exchange rate during the period. Translation adjustments are included as a separate component of stockholders' equity.

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

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted and has elected to adopt these Statements effective July 1, 2001. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of the year ending June 30, 2002. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase in net income before tax of $4,196 ($0.10 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and management has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In September 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a final consensus on Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, which the Company adopted during the third quarter of the year ended June 30, 2001. The issue states that all amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. Issue No. 00-10 also addresses the disclosure of the classification of shipping and handling costs. Previously, the Company classified certain costs incurred related to shipping and handling as a reduction of revenue. Upon adoption of Issue No. 00-10, the Company's shipping and handling costs are included in cost of goods sold. Accordingly, prior years' shipping and handling costs that were reclassified from net sales to cost of goods sold totaled $42,787 and $32,588 in 2000 and 1999, respectively.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to current year classifications.

2. CHANGE IN ACCOUNTING METHOD

Through June 30, 2000, property, plant and equipment had been depreciated on the straight-line method over the estimated useful lives of the assets, which range from 5 to 40 years. Effective July 1, 2000, depreciation on the Company's production machinery and equipment at cotton cellulose and airlaid nonwovens plants was computed using the units-of-production method, which is based upon the expected productive hours of the assets, subject to a minimum level of depreciation. The Company believes the units-of-production method is preferable to the method previously used because the new method recognizes that depreciation of this machinery and equipment is related substantially to physical wear due to usage rather than the passage of time. This method, therefore, more appropriately matches production costs over the lives of the production machinery and equipment of the cotton cellulose and airlaid nonwovens plants with the revenues of those plants and results in a more accurate allocation of the cost of the physical assets to the periods over their useful lives. The cumulative effect of applying the new method for years prior to 2001 is an increase to income of $3,249 net-of-tax ($4,535 pretax) reported as a cumulative effect of accounting change in the consolidated statement of income for the year ended June 30, 2001. In addition, the net income of the Company, excluding the cumulative effect of accounting change, for the year ended June 30, 2001 is $440 or $.01 per share more than it would have been if the Company had continued to follow the straight-line method of depreciation of the production machinery and equipment of the cotton cellulose and airlaid nonwovens plants.

The pro forma amounts below reflect the retroactive application of units-of-production depreciation on machinery and equipment of the cotton cellulose and airlaid nonwovens plants and the corresponding elimination of the cumulative effect of the accounting change.

                                          YEAR ENDED JUNE 30,
                                  2001           2000           1999
                               ----------     ----------     ----------
AS REPORTED:

Net income                     $   46,523     $   59,117     $   48,018
Basic earnings per share             1.35           1.68           1.34
Diluted earnings per share           1.32           1.65           1.32

PRO FORMA:

Net income                     $   43,274     $   58,927     $   48,140
Basic earnings per share             1.25           1.68           1.35
Diluted earnings per share           1.23           1.64           1.32

3. BUSINESS COMBINATIONS

On October 1, 1999, the Company acquired essentially all of the assets of Walkisoft, UPM-Kymmene's nonwovens business, for $29,501 in cash and $83,963 ($88,000 in notes payable, net of $4,037 discount) in debt payable to UPM-Kymmene. The acquisition of Walkisoft added manufacturing facilities in Steinfurt, Germany and Gaston County, North Carolina. On August 1, 2000, the Company acquired the cotton cellulose business of Fibra, S.A. (Americana), located in Americana, Brazil for $36,588, including acquisition costs. The Americana acquisition was funded using borrowings from the Company's bank credit facility. In May 2001, production at Americana was suspended and capital improvements are being made to allow sales to market customers. Both acquisitions were accounted for using the purchase method of accounting. The allocation of the purchase price is based on the respective fair value of assets and liabilities at the date of acquisition.

Purchase Price Allocation

                                 Walkisoft    Americana
                                 ---------    ---------
Working capital, net of cash      $  9,266     $    67
Property, plant and equipment       92,223       9,332
Intangible assets                   11,975      21,500
Other assets                            --       5,689
                                  --------     -------
                                  $113,464     $36,588
                                  ========     =======

The consolidated operating results of Walkisoft and Americana have been included in the consolidated statements of income from their respective dates of acquisition. The following pro forma results of operations assume that the acquisitions occurred at the beginning of the year of acquisition and at the beginning of the year preceding the year of acquisition. The information for the year ended June 30, 2001 is after the cumulative effect of the change in accounting.

Pro forma results of operations

                                           Year Ended June 30,
                                   2001            2000            1999
                               -----------     -----------     -----------
Net sales                      $   732,158     $   781,585     $   709,302
Net income                          46,481          57,708          40,311
Basic earnings per share              1.35            1.64            1.13
Diluted earnings per share            1.32            1.61            1.10

The pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations been consummated as of the above date, nor is it necessarily indicative of future operating results.

4. INVENTORIES

Components of inventories

                                        June 30
                                   2001         2000
                                 --------     --------
Raw materials                    $ 39,008     $ 27,499
Finished goods                     77,111       59,255
Storeroom and other supplies       20,661       20,484
                                 --------     --------
                                 $136,780     $107,238
                                 ========     ========

5. PROPERTY, PLANT AND EQUIPMENT

Components of property, plant and equipment

                                          June 30
                                    2001           2000
                                 ---------      ---------
Land and land improvements       $  14,362      $  13,915
Buildings                           97,788         95,423
Machinery and equipment            610,372        555,218
Construction in progress           138,458         53,090
                                 ---------      ---------
                                   860,980        717,646
Accumulated depreciation          (231,429)      (197,244)
                                 ---------      ---------
                                 $ 629,551      $ 520,402
                                 =========      =========

6. ACCRUED EXPENSES

Components of accrued expenses

                                     June 30
                                 2001        2000
                               -------     -------
Retirement plans               $ 6,369     $ 8,740
Vacation pay                     4,947       4,792
Maintenance accrual              8,008       8,711
Sales program accrual            3,486       5,435
Interest                         8,283       9,533
Property taxes                   2,938       2,923
Salaries and incentive pay       4,170      14,912
Other                           13,256      16,503
                               -------     -------
                               $51,457     $71,549
                               =======     =======

7. DEBT

Components of long-term debt

                                          June 30
                                     2001         2000
                                   --------     --------
Senior Subordinated Notes due:
  2005                             $149,692     $149,637
  2008                               99,603       99,567
  2010                              146,505      149,242
Credit Facilities                   187,439       28,384
Notes payable                        64,432       85,134
Other                                 7,008       20,911
                                   --------     --------
                                    654,679      532,875
Less current portion                 21,895       26,892
                                   --------     --------
                                   $632,784     $505,983
                                   ========     ========

The Company completed a public offering of $150,000 principal amount of 8.5% unsecured Senior Subordinated Notes due December 15, 2005 (the 2005 Notes) during November 1995. The 2005 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2000, at redemption prices varying from 104.25% of principal amount to 100.00% of principal amount on or after December 15, 2003, in each case together with accrued and unpaid interest to the date of redemption.

The Company completed a public offering of $100,000 principal amount of 9.25% unsecured Senior Subordinated Notes due September 15, 2008 (the 2008 Notes) during July 1996. The 2008 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 15, 2001, at redemption prices varying from 104.625% of principal amount to 100.00% of principal amount on or after September 15, 2004, in each case together with accrued and unpaid interest to the date of redemption.

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

At June 30, 2001, the Company had one interest rate swap agreement with a total notional value of $100,000, terminating on October 15, 2010. The Company entered into the interest rate swap agreement on May 7, 2001. The agreement involves the exchange of fixed-rate interest payments at 8% for floating-rate interest payments at three-month LIBOR plus 1.97% over the life of the agreement without the exchange of any underlying principal amounts. The net amounts paid or received under this interest rate swap agreement are recognized as an adjustment to interest expense. The Company does not enter into interest rate swap agreements for trading or speculative purposes and matches the terms and contract notional amounts to existing debt.

The Company entered into a new revolving credit facility (the Credit Facility) on April 16, 2001, providing for borrowings up to $215,000. The new Credit Facility matures on March 31, 2005. The interest rate applicable to borrowings under the Credit Facility is the agent's prime rate or a LIBOR based rate ranging from LIBOR plus 0.75% to LIBOR plus 1.5%. The Company entered into an Irish credit facility on January 8, 2001 for approximately $9,000. The interest rate is based on Euribor plus 0.75% to 1.5%. These credit facilities are secured by substantially all of the Company's assets located in the United States. The Senior Subordinated Notes are subordinate to the Credit Facility.

Borrowings under the Credit Facility at June 30, 2001 were at an average rate of 5.31%. Letters of credit issued through the Credit Facility of $785 are outstanding at June 30, 2001. The amount available for borrowing under the Credit Facility is $35,390 at June 30, 2001. In addition, the Company has a credit facility in Germany, providing for borrowings of approximately $5,400. Letters of credit issued through this credit facility of $4,331 are outstanding at June 30, 2001. The amount available for borrowing under the German credit facility is approximately $1,100 at June 30, 2001.

In connection with the purchase of the nonwovens assets of UPM-Kymmene as of October 1, 1999, the Company entered into four separate promissory notes with the seller. The notes are secured by the stock of certain subsidiaries formed to operate Walkisoft. The principal amount of each note is $22,000 and each bears interest at a rate of 5%. The total principal amount outstanding at June 30, 2001 is $66,000 less the unamortized discount of $1,568 which is based on an imputed interest rate of 7.1%. One note in the principal amount of $22,000 plus accrued interest on all outstanding notes was paid on October 1, 2000 and one note in the principal amount of $22,000 plus accrued interest on all outstanding notes is due on each of the next three anniversaries of the closing date.

On March 1, 2000, the Company purchased certain technology from Stac-Pac Technologies Inc. In connection with the purchase, the Company entered into two separate unsecured promissory notes with Stac-Pac Technologies Inc. The principal amount of each note is $5,000 and each bears interest at a rate of 7%. The principal amount of the first note plus accrued interest on both notes have been paid. The principal amount of the second note plus accrued interest is due on March 1, 2002. In accordance with the purchase agreement, the Company is entitled to withhold the final installment of the purchase price until final resolution of a patent opposition proceeding. Therefore, the principal amount of the second note has been classified as long-term debt. Management does not believe that this dispute will be resolved in fiscal 2002.

Aggregate maturities of long-term debt are as follows: 2002-$21,895, 2003-$26,496, 2004-$21,041, 2005-$187,439; 2006-$149,692 and thereafter
$248,116. Terms of long-term debt agreements require compliance with certain covenants including minimum net worth, interest coverage ratios, and limitations on restricted payments and levels of indebtedness. At June 30, 2001, the amount available for the payment of dividends and/or the acquisition of treasury stock was $37,565 under the most restrictive of these agreements.

Total interest paid by the Company for the years ended June 30, 2001, 2000, and 1999 was $48,859, $37,819, and $36,883, respectively.

8. STOCKHOLDERS' EQUITY

The Board of Directors has authorized the repurchase of 6,000,000 shares of common stock. Repurchased shares will be held as treasury stock and will be available for general corporate purposes, including the funding of employee benefit and stock-related plans. During the year ended June 30, 2001, 769,300 shares were repurchased, and a total of 5,009,300 shares have been repurchased through June 30, 2001.

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

Option plan activity

                                                   Average      Average
                                                   Exercise      Fair
                                      Options        Price       Value
                                      -------        -----       -----
Outstanding
   at July 1, 1998                   3,635,600      $ 12.88
Granted at market                      240,000        13.88      $ 7.16
Exercised                              (49,700)        9.07
Terminated                             (40,000)       13.74
                                     ---------      -------      ------
Outstanding
   at June 30, 1999                  3,785,900        12.99
Granted at market                      885,000        16.19        8.86
Exercised                              (76,150)        9.22
Terminated                             (84,800)       16.93
                                     ---------      -------      ------
Outstanding
   at June 30, 2000                  4,509,950        13.61
Granted at market                      150,000        19.02        9.90
Exercised                             (205,000)       12.70
Terminated                             (40,000)       16.46
                                     ---------      -------      ------
Outstanding
   at June 30, 2001                  4,414,950      $ 13.81
                                     ---------      -------      ------
Options Exercisable at June 30:
  1999                               1,647,235      $ 11.34
  2000                               2,404,551        12.17
  2001                               3,095,450        12.60

There were 1,549,400, 1,659,400, and 859,600 shares reserved for grants of options at June 30, 2001, 2000 and 1999, respectively. The following summary provides information about stock options outstanding and exercisable at June 30, 2001:

                             Outstanding                    Exercisable
                  ----------------------------------   ----------------------
                                            Average
                                Average    Remaining                 Average
                                Exercise     Life                    Exercise
Exercise Price    Options        Price      (Years)     Options        Price
--------------    -------        -----      -------     -------        -----
$ 7.50-$12.00     1,567,950      $ 8.25       4.7      1,509,950       $ 8.24
$12.50-$18.00     2,599,792       16.38       6.9      1,498,292        16.47
$18.50-$24.00       247,208       22.03       7.7         87,208        21.72
                  ---------      ------       ---      ---------       ------
Total             4,414,950      $13.81       6.2      3,095,450       $12.60
                  =========      ======       ===      =========       ======

As allowed under the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations. The following pro forma information has been prepared as if the Company had accounted for its employee stock options using the fair value based method of accounting established by SFAS 123:

                                         Year ended June 30,
                                   2001           2000           1999
                                ----------     ----------     ----------
Net income:
   As reported                  $   46,523     $   59,117     $   48,018
   Pro forma                        42,792         54,658         43,874
Basic earnings per share:
   As reported                  $     1.35     $     1.68     $     1.34
   Pro forma                          1.24           1.56           1.23
Diluted earnings per share:
   As reported                  $     1.32     $     1.65     $     1.32
   Pro forma                          1.21           1.52           1.21

The Company has estimated the fair value of each option grant using the Black-Scholes option pricing model. The fair value was estimated with the following weighted average assumptions: expected life of the stock options of eight years; volatility of the expected market price of common stock of .42 for 2001 and .37 for 2000 and 1999; a risk free interest rate range of 5.1% to 5.9% for 2001, 6.0% to 6.2% for 2000 and 4.8% to 5.2% for 1999 and no dividends. Option pricing models, such as the Black-Scholes model, require the input of highly subjective assumptions, including the expected stock price volatility that are subject to change from time to time. Pro forma amounts reflect total compensation expense from the awards made in 1996 through 2001. Since compensation expense from stock options is recognized over the future years' vesting period, and additional awards generally are made every one to two years, pro forma amounts may not be representative of future years' amounts.

In August 1997, the Board of Directors authorized a restricted stock plan and set aside 800,000 of the Company's treasury shares to fund this plan. At June 30, 2001, 45,295 restricted shares had been awarded.

Stock options that could potentially dilute basic earnings per share in the future, which were not included in the fully diluted computation because they would have been antidilutive, were 1,522,000, 1,486,322, and 1,575,003 for the years ended June 30, 2001, 2000 and 1999, respectively.

9. INCOME TAXES

Provision for income taxes

                                Year ended June 30,
                           2001         2000        1999
                         --------      -------     -------
Current:
     Federal             $  5,664      $16,487     $11,120
     Foreign                6,005        3,167         170
     State and other         (189)         489          32
                         --------      -------     -------
                           11,480       20,143      11,322
Deferred:
     Federal                9,312        4,148       7,944
     Foreign                 (100)       5,564       2,452
     State and other          363          145         594
                         --------      -------     -------
                            9,575        9,857      10,990
                         --------      -------     -------
                         $ 21,055      $30,000     $22,312
                         ========      =======     =======

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes and the cumulative effect of the change in accounting, due to the following:

Rate analysis

                                         Year ended June 30,
                                   2001          2000          1999
                                 --------      --------      --------
Expected tax expense             $ 22,515      $ 31,191      $ 24,616
State taxes                           111           411           469
Foreign sales corporation          (2,986)       (4,969)       (4,444)
Effect of foreign operations        1,280         2,892         1,680
Effect of rate change in
   Germany                           (450)           --            --
Nondeductible items                   638           644           529
Other                                 (53)         (169)         (538)
                                 --------      --------      --------
                                 $ 21,055      $ 30,000      $ 22,312
                                 ========      ========      ========

Significant components of the Company's deferred tax assets (liabilities) are as follows:

Deferred tax assets (liabilities)

                                      June 30
                                 2001          2000
                               --------      --------
Deferred tax liabilities:
   Depreciation                $(77,818)     $(72,123)
   Inventory                     (2,411)           --
   Other                         (2,933)       (4,063)
                               --------      --------
                                (83,162)      (76,186)
Deferred tax assets:
   Postretirement benefits        7,021         6,535
   Inventory costs                   --         2,037
   Net operating loss             9,262         7,869
   Nondeductible reserves         4,195         5,213
   Other                          4,363         5,652
                               --------      --------
                                 24,841        27,306
Valuation allowances             (2,847)       (1,900)
                               --------      --------
                                 21,994        25,406
                               --------      --------
                               $(61,168)     $(50,780)
                               ========      ========

The valuation allowances at June 30, 2001 and June 30, 2000 relate specifically to net operating losses in the Company's foreign operations.

The Company paid income taxes of $10,640, $14,304, and $10,937 during the years ended June 30, 2001, 2000 and 1999, respectively.

For the year ended June 30, 2001, income before income taxes and the cumulative effect of the change in accounting consisted of $49,193 of domestic income and $15,136 of foreign income. For the year ended June 30, 2000, income before income taxes consisted of $71,826 of domestic income and $17,291 of foreign income. At June 30, 2001, the Company has foreign net operating loss carryforwards of approximately $37,634, which have no expiration date.

10. EMPLOYEE BENEFIT PLANS

The Company has defined contribution retirement plans covering U.S. employees. The Company contributes 1% of the employee's gross compensation plus 1/2% for each year of service up to a maximum of 11% of the employee's gross compensation. The plan also provides for additional contributions by the Company contingent upon the Company's results of operations. Contribution expense for the retirement plans for the years ended June 30, 2001, 2000, and 1999 was $6,204, $8,551, and $9,111, respectively.

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

The components of net periodic benefit costs are as follows:

Effect on operations

                                    Year ended June 30,
                               2001         2000         1999
                             -------      -------      -------
Service cost for
   benefits earned           $   805      $   849      $   841
Interest cost on
   benefit obligation          1,169          979          869
Amortization of net loss
   from earlier periods           --           --            1
Amortization of
   unrecognized prior
   service cost                 (600)        (600)        (600)
                             -------      -------      -------
Total cost                   $ 1,374      $ 1,228      $ 1,111
                             =======      =======      =======

The following table provides a reconciliation of the changes in the plans' benefit obligations over the two-year period ending June 30, 2001, and a statement of the plans' funded status as of June 30, 2001 and 2000:

                                              June 30
                                        2001          2000
                                      --------      --------
Change in benefit obligation:
Obligation at beginning of year       $ 15,467      $ 13,186
Service cost                               805           849
Interest cost                            1,169           979
Participant contributions                   57            38
Actuarial loss (gain)                   (1,879)          437
Benefits paid                              (34)          (22)
                                      --------      --------
Underfunded status at end of year       15,585        15,467
Unrecognized prior service cost          2,357         2,957
Unrecognized (loss) gain                   410        (1,469)
Other                                      571           576
                                      --------      --------
Net amount recognized in the
   consolidated balance sheet         $ 18,923      $ 17,531
                                      ========      ========

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plans is 7.0% for 2002 and is assumed to decrease gradually to 5.0% in 2006 and remain level thereafter. Due to the benefit cost limitations in the plan, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at June 30, 2001 and 7.25% at June 30, 2000.

11. SIGNIFICANT CUSTOMER

Gross sales to The Procter & Gamble Company and its affiliates (P&G) for the years ended June 30, 2001, 2000 and 1999 were 26%, 31% and 35%, respectively, of total gross sales.

The Company and P&G are parties to the Pulp Supply Agreement (the "Supply Agreement") which provides that P&G will purchase, under a take-or-pay agreement, a specified tonnage of fluff pulp annually at the market price in calendar years 2001 and 2002. From the level of specified tonnage in calendar 2000, the specified tonnage decreases by approximately 33% in calendar 2001 and 67% in calendar 2002.

12. SEGMENT INFORMATION

The Company operates in one segment consisting of the manufacturing and marketing of value-added cellulose-based specialty products. All of the Company's products involve similar production processes, are sold to similar classes of customers and markets, are distributed using the same methods, and operate in similar regulatory environments.

The Company's identifiable products are chemical cellulose, customized paper cellulose and absorbent products. Chemical cellulose is used to impart purity, strength and viscosity in the manufacture of diverse products such as food casings, rayon filament, acetate plastics, thickeners for food, cosmetics and pharmaceuticals. Customized paper cellulose is used to provide porosity, color permanence and tear resistance in engine air and oil filters, premium letterhead, currency paper and personal stationery. Absorbent products are used to increase absorbency and fluid transport in products such as disposable diapers, feminine hygiene products, adult incontinence products and household wipes and mops.

The following provides relative gross sales to unaffiliated customers by product:

                                     Year ended June 30,
                                   2001     2000     1999
                                   ----     ----     ----
Chemical cellulose                  30%      31%      35%
Customized paper cellulose          17%      18%      22%
Absorbent products                  53%      51%      43%
                                  ----     ----     ----
                                   100%     100%     100%
                                  ====     ====     ====

The Company has manufacturing operations in the United States, Canada, Germany, Ireland and Brazil. The following provides a summary of net sales to unaffiliated customers, based on point of origin, and long-lived assets by geographic areas:

                                    Year ended June 30,
                              2001         2000         1999
                            --------     --------     --------
Net sales:
         United States      $510,557     $563,829     $530,506
         Germany             119,193       95,665       43,888
         Other               101,778       96,050       75,901
                            --------     --------     --------
Total net sales             $731,528     $755,544     $650,295
                            ========     ========     ========
Long-lived assets:
         United States      $524,698     $433,967     $354,835
         Canada              118,837      121,665      121,532
         Germany              68,787       67,791       13,235
         Other                80,508       52,539       51,664
                            --------     --------     --------
Total long-lived assets     $792,830     $675,962     $541,266
                            ========     ========     ========

For the year ended June 30, 2001, the Company's gross sales by destination were concentrated in the following geographic markets: North America - 35%, Europe - 34%, Asia - 15%, South America - 7% and Other - 9%.

13. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs of $12,958, $13,059 and $10,924 were charged to expense as incurred for the years ended June 30, 2001, 2000 and 1999, respectively.

14. COMMITMENTS

Under two separate agreements expiring at various dates through December 31, 2010, the Company is required to purchase certain timber from specified tracts of land that is available for harvest. The contract price under the terms of these agreements is either at the then current market price or at fixed prices as stated in the contract. At June 30, 2001, estimated annual purchase obligations were as follows:

2002--$18,000; 2003--$17,000; 2004--$17,000;
2005--$17,000; 2006--$17,000 and thereafter--$82,000.

Purchases under these agreements for the years ended June 30, 2001, 2000 and 1999 were $21,962, $25,541 and $21,629, respectively.

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

The Foley Plant discharges treated wastewater into the Fenholloway River. Under the terms of an agreement with the Florida Department of Environmental Protection ("FDEP"), approved by the U. S. Environmental Protection Agency ("EPA") in 1995, the Company agreed to a comprehensive plan to attain Class III ("fishable/swimmable") status for the Fenholloway River under applicable Florida law (the "Fenholloway Agreement"). The Fenholloway Agreement requires the Company, among other things, to (i) make process changes within the Foley Plant to reduce the coloration of its wastewater discharge, (ii) restore certain wetlands areas, (iii) relocate the wastewater discharge point into the Fenholloway River to a point closer to the mouth of the river, and (iv) provide oxygen enrichment to the treated wastewater prior to discharge at the new location. The Company has already made significant expenditures to make certain in-plant process changes required by the Fenholloway Agreement, and the Company estimates, based on 1997 projections, it will incur additional capital expenditures of approximately $40 million through fiscal 2005 to comply with the remaining obligations under the Fenholloway Agreement. The EPA has objected to several provisions of the renewal permit for the Foley effluent discharge. The Company and the FDEP, which is the delegated permitting authority, requested a public hearing on the objections.

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

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable, the carrying amounts approximate fair value due to their short maturities. The fair value of the Company's long-term public debt is based on an average of the bid and offer prices at short maturities. The fair value of the credit facilities approximates its carrying value due to its variable interest rate. The carrying value of other long-term debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing instruments. The carrying value and fair value of long-term debt at June 30, 2001 were $654,679 and $645,842, respectively and at June 30, 2000 were $532,875 and $520,374, respectively.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                    First    Second      Third     Fourth
Year ended June 30, 2001           Quarter   Quarter    Quarter    Quarter
------------------------           -------   -------    -------    -------
Net sales                         $188,604   $186,001   $181,933   $174,990
Gross margin                        48,298     43,372     37,674     28,129
Operating income                    34,890     30,945     27,342     17,970
Income before cumulative effect
   of change in accounting          15,536     13,318      9,290      5,130
Net income                          18,785     13,318      9,290      5,130
Earnings per share before
   cumulative effect of change
   in accounting:
   Basic                              0.45       0.38       0.27       0.15
   Diluted                            0.43       0.38       0.27       0.15
Earnings per share
   Basic                              0.54       0.38       0.27       0.15
   Diluted                            0.52       0.38       0.27       0.15

Year ended June 30, 2000

Net sales                         $162,103   $194,943   $200,376   $198,122
Gross margin                        42,220     47,636     49,636     52,141
Operating income                    29,990     34,066     35,315     37,537
Net income                          13,355     14,238     14,894     16,630
Earnings per share:
  Basic                               0.38       0.40       0.43       0.48
  Diluted                             0.37       0.40       0.42       0.46

Net income for the quarter ended September 30, 2000 has been restated from the amount previously reported in the Company's 10-Q. The effect of the restatement was to recognize in the quarter ended September 30, 2000 the cumulative effect of the change in accounting for depreciation on the Company's machinery and equipment at its cotton cellulose and airlaid nonwovens plants (See Note 2).

The Company's effective tax rate for the fourth quarter of fiscal 2000 was 35.3% compared to 33% for the nine months ended March 31, 2000. The increase was primarily the result of increased profits in the Company's foreign operations which are taxed at higher rates.

18. SUBSEQUENT EVENT

The Company amended the Credit Facility on September 7, 2001 to modify the financial convenants for the period September 30, 2001 through September 30, 2002 and to place restrictions on certain expenditures, including the repurchase of treasury shares and other new indebtedness at any time that total leverage exceeds 3.5x EBITDA. Interest rates were amended to range from LIBOR plus 0.75% to LIBOR plus 3.25%, or the agent's prime rate plus 1.75%.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Buckeye Technologies Inc.

We have audited the accompanying consolidated balance sheets of Buckeye Technologies Inc. as of June 30, 2001 and 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Buckeye Technologies Inc. at June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP
                                            -----------------------------------
                                            Memphis, Tennessee
                                            August 3, 2001, except for Note 18,
                                              as to which the date is
                                              September 7, 2001.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

                                                                      Year Ended June 30
                                                    2001(a)     2000(b)     1999          1998      1997(c)
                                                  ----------   --------   --------      --------   --------
Operating Data:
Net sales                                         $  731,528   $755,544   $650,295      $668,490   $591,389
Operating income                                     111,147    136,908    113,024       122,411    109,392
Income before cumulative effect of
         change in accounting                         43,274     59,117     48,018        55,260     53,274
Net income                                            46,523     59,117     48,018        55,260     53,274
Basic earnings per share:
         Income before cumulative effect of
                  change in accounting                  1.25       1.68       1.34          1.49       1.40
         Net income                                     1.35       1.68       1.34          1.49       1.40
Diluted earnings per share:
         Income before cumulative effect of
                  change in accounting                  1.23       1.65       1.32          1.45       1.38
         Net income                                     1.32       1.65       1.32          1.45       1.38

Balance sheet data:
         Total assets                             $1,070,958   $930,721   $747,882      $751,536   $737,464
         Long-term debt less current portion         632,784    505,983    441,214       456,332    474,631

Other data:
         EBITDA(d)                                $  158,959   $180,914   $151,958      $161,922   $143,109

(a) Includes the operations of Americana from August 1, 2000, its date of acquisition. Results in 2001 include the cumulative effect of the change in accounting. See Note 2.

(b) Includes the operations of Walkisoft from October 1, 1999, its date of acquisition.

(c) Includes the operations of Alpha from September 1, 1996 and Merfin from May 28, 1997, their respective dates of acquisition.

(d) EBITDA represents earnings before interest, taxes, depreciation, depletion, amortization and non-recurring items. This data should not be considered in isolation and is not intended to be a substitute for income statement or cash flow statement data as a measure of the Company's profitability (see Consolidated Financial Statements).

STOCKHOLDER INFORMATION

                                                   Year Ended June 30
                                                2001               2000
                                          High       Low      High       Low
                                          -----     -----     -----     -----
First quarter (ended September 30)        25.38     19.50     17.88     14.38
Second quarter (ended December 31)        21.94     10.00     16.94     14.44
Third quarter (ended March 31)            15.38      9.90     20.00     14.25
Fourth quarter (ended June 30)            14.40     10.31     23.50     17.63
                                          -----     -----     -----     -----

The Company has no plans to pay dividends in the foreseeable future.

STOCK LISTING AND SHAREHOLDERS

Buckeye Technologies Inc. is traded on the New York Stock Exchange under the symbol BKI. There were approximately 8,100 shareholders on September 1, 2001, based on the number of record holders of the Company's common stock and an estimate of the number of individual participants represented by security position listings.